



ANNUAL **REPORT**

MEETING THE RAPIDLY GROWING ENERGY DEMAND.



MYR Group's legacy has been forged over more than a century, serving our valued customers as an open and trusting partner to deliver some of the largest, most complex electrical infrastructure and commercial and industrial projects.

STRONG SAFETY

TOTAL CASE INCIDENT RATE – 0.78
LOST TIME INCIDENT RATE – 0.10

TOP 5 ENR

U.S. SPECIALTY ELECTRICAL CONTRACTORS FOR 25+ YEARS IN A ROW WITH ENGINEERING NEWS-RECORD (ENR)

TOP-TIER GOVERNANCE

RECEIVED A QUALITY SCORE OF 2 (SECOND-HIGHEST RATING) BY INSTITUTIONAL SHAREHOLDER SERVICES (ISS) FOR OUR GOVERNANCE PRACTICES
As of January 2025



We believe in succeeding as one team, aligning our goals with those of our customers to provide superior electrical construction services with a flexible and committed approach. The skill and dedication of our employees, our extensive experience, and integrated solutions drive strong project outcomes while offering exceptional customer service. We continue to grow thanks to proven strategic business initiatives and remain committed to providing exceptional value to our customers, communities, and shareholders. By working as one team, we can help meet the rapidly growing energy demand of modern society.

$3.36B
2024 ANNUAL REVENUE

1891
130+ YEARS OF BUILDING & MAINTAINING CRITICAL ELECTRICAL INFRASTRUCTURE

8,500+
EMPLOYEES THROUGHOUT U.S. & CANADA

65+
OFFICE LOCATIONS THROUGHOUT U.S. & CANADA

February 26, 2025

DEAR SHAREHOLDERS,

Serving as a resourceful, flexible, and committed partner for our valued customers created the foundation of another successful year for MYR Group in 2024, one made possible thanks to the excellence of our dedicated employees.



Time-tested values of safety, quality, and reliability contributed to us delivering solid results across both business segments, even as we faced headwinds from a relatively small group of projects.

Further strengthening customer relationships while strategically pursuing new opportunities has helped us become an industry leader over the past 130 years and will remain our focus as the growing demand for electrification continues. Growth forecasts in the markets we serve, a steady pipeline of project opportunities, and an ongoing commitment to developing our experienced teams position us for enduring success.



RELIABLE PARTNERS TO MEET ELECTRIFICATION DEMAND

Electricity demand is growing as communities depend on reliable energy delivery for their daily lives. Our customers are planning further ahead and investing more heavily to modernize and harden electrical infrastructure to meet this expanding power need. Through both our Transmission & Distribution (T&D) and Commercial & Industrial (C&I) business segments, we serve as an open and trusting partner for our customers, who rely on us to safely deliver high-quality electrical construction services. Key market drivers such as system hardening, grid modernization, technology advancements, and decarbonization all present opportunities for long-term growth across our business.

Our T&D segment safely executed a balanced portfolio of projects while expanding deep customer relationships through master service (MSA) and alliance agreements. Bidding remains strong as we strategically pursue opportunities, staying true to the proven business principles that allowed us to establish ourselves as an industry leader. We maintain a steady and diverse pipeline of transmission, distribution, and substation projects, working closely with customers to deliver quality results and on-time outcomes.

Investments to upgrade an aging electrical infrastructure, improve reliability, meet load growth, and achieve decarbonization goals foster a healthy environment in the segment. Our reputation of integrity, safety, quality, and consistency makes us a desirable partner to help customers meet these demands and is why we believe we are positioned for long-term success.

In our C&I segment, the chosen core markets we serve offer regionally diverse opportunities for new and existing customers. Transportation infrastructure investments provide exciting opportunities, with transit and airport projects among the areas we continue to win and execute work, including large-scale project wins in 2024 for a light rail project in Canada and an airport passenger terminal in California.

Forecasts predict steady growth in other markets where we maintain a healthy backlog of work such as healthcare, pharmaceuticals, clean energy, and industrial. Our teams collaborate with customers to build new facilities in these markets and upgrade existing ones to meet the demands of modern society. We leverage our expertise to place us in leading positions to strategically capture future opportunities for continued success.



> We have positioned ourselves for continued growth as demand for electrification increases throughout the U.S. and Canada.

Load growth driven by data centers, fueled in part by the increasing prominence of artificial intelligence, offers unique opportunities and is a key driver for both our business segments. Our C&I teams help build new facilities and expand existing ones while our T&D crews provide grid infrastructure improvements and additions to help deliver the vast electricity demand required by new, existing, and expanding data centers.

Our primary focus, as always, is to act as a strong and nimble partner, constantly striving to meet and exceed customer expectations for safety, quality, and collaboration. In this spirit, we continue to expand relationships through multi-year MSAs while strategically pursuing additional opportunities to forge new partnerships.

OPERATING RESPONSIBLY & PROACTIVELY

Acting in the best interests of our employees, communities, and the environment is important to the company. We strive to operate responsibly, proactively seeking to execute our work safely and reduce our environmental impacts. Investing in the development of our teams is an essential component of our mission, endeavoring to send everybody home safely and feeling appreciated for their tremendous efforts.

Giving back to the communities we serve, providing emergency response, and supporting the advancement of the industry for the betterment of everyone are privileges for our company. We are proud of our investments to foster a keen sense of integrity and responsibility at all levels of our business. This culture will help produce agile leaders for the future.

We believe what we do – and how we do it – matters. Our daily business operations, core values, and long-term strategies are each integrated with our organization's commitment to operating responsibly. Our organization seeks to leave the world better than we found it while delivering value to our customers, communities, and shareholders.

PROVEN LONG-TERM SUCCESS

For over a century, we've provided customers with consistent operational excellence, enabling us to forge and strengthen meaningful long-term relationships while strategically capturing opportunities to grow our business. We will continue our goals to expand our business intelligently, proactively manage risks, and act as a trustworthy partner. Our commitment to delivering exceptional value while supporting the safety and success of our employees will remain steadfast.

Increasing demand for electricity offers a promising outlook for our industry, which more than ever needs proven partners with established resources to meet the need for reliable, dynamic energy. We believe our chosen core markets are poised for ongoing success thanks to the significant investments made in electrical infrastructure and are confident that our hard-earned reputation for collaboration, honesty, and reliable project delivery position us well for future work.

Even as we reflect on and celebrate the accomplishments made in 2024, we are excited about the essential role we believe MYR Group will play in the coming years to help our customers create the modern electrical infrastructure our communities rely upon every day.

Best regards,



Rick Swartz
President and Chief Executive Officer



Ken Hartwick
Chair of the Board



AN ESSENTIAL ELECTRIFICATION
DEMAND PARTNER.

Significant investments in electrical infrastructure are forecasted due to growing power demand, driven by a greater reliance on electricity.

The adoption of modern technologies, an aging electrical grid, and the need for hardened systems present tremendous opportunities for growth in the industry. Our customers require the proven expertise and reliable project delivery MYR Group provides in the face of this dynamic energy landscape. Just as we have for more than 100 years, we endeavor to serve them with high-quality electrical construction services in an open and trusting partnership.



This is an exciting time to be part of the industry. Our customers rely on us to help them safely meet the increasing electrification demand and deliver reliable, dynamic energy to communities across the U.S. and Canada. I've never been prouder of our amazing teams and the commitment they show every day to overcoming challenges and providing exceptional value. Our legacy is attributable to them – and so will all our future successes."

BRIAN STERN
Senior Vice President & Chief Operating Officer, T&D

"When I look at all the amazing accomplishments our employees have achieved, I'm constantly inspired by their relentless effort and dedication to serving our customers with integrity. Because of them, our organization remains at the forefront of the industry. The future is promising for our business, and we will continue to work side by side with our customers to safely build the infrastructure required to meet the demands of our modern society.

DON EGAN
Senior Vice President & Chief Operating Officer, C&I



OPERATING SAFELY
& RESPONSIBLY.

Making a positive impact on the lives of people is a mission we strive to achieve each day at MYR Group.



From supporting the health and safety of everyone on a job site to empowering our communities, our commitment to operating responsibly is resolute.

Safety is a constant state of mind, ingrained into our attitudes, values, goals, and behaviors. Our dedication and efforts result in outstanding safety performance and help to maintain our industry-leading reputation as a top specialty electrical contractor. We believe everyone deserves to return home safely each day. As a responsible company, we strive to minimize our environmental impact while setting and achieving meaningful goals that benefit both the environment and those we serve.

Through their dedication to excellence and shared commitment to making a meaningful difference, our teams enable us to create a positive impact in the communities where we operate.



60
SAFETY AWARDS

Over the last seven years, **MYR Group companies have won 60 Zero-Injury Awards and Safety Excellence Awards** from The National Electrical Contractors Association's (NECA) elite safety program in recognition of our excellence in the field of health and safety.

4
OSHA VPP STAR MOBILE WORKFORCE SITES

Nationwide, there are 1,898 OSHA Voluntary Protection Program (VPP) sites in all industries. Of those, only 60 are classified as mobile workforces. **MYR Group companies make up four of the 60 total VPP mobile workforce sites**, all four achieving STAR status, the program's highest grade. STAR status is stringently reserved for organizations that develop and implement continuous improvement in workplace safety and health management.

$3.5M
CHARITABLE DONATIONS

MYR Group and its subsidiaries have **raised and donated more than $3.5 million in the last three years** (since 2022) to numerous charities. Our employees also actively support organizations by volunteering time and soliciting donations, in addition to monetary donations.

MODERN POWER
FOR MODERN SOCIETY.

Customers across the U.S. and Canada rely on MYR Group companies to help them meet the growing electrical demands of modern society, which increasingly depends on reliable energy for everyday life.





CENTRAL EAST ENERGY CONNECT

Upgraded the electrical transmission infrastructure along nearly 100 miles by replacing more than 1,000 wooden structures with steel ones and increasing voltage from 230kV to 345kV. These upgrades expanded power line capacity more than fourfold and alleviated bottlenecks in New York's power grid.

HYDRO BATTERY STORAGE PROJECT

Installed a three-site battery energy storage system (BESS) package, with two located in Maine and one in New Hampshire. The BESS package provides a combined 30 MW of clean hydropower storage in New England, which can be discharged when it's needed most.

LOUISVILLE VA MEDICAL CENTER

Providing electrical construction services for a 972,000-square-foot project, which includes a 910,115-square-foot medical center and utility plant, along with parking structures and site improvements. Once completed, the project will double the size of the existing hospital.

From generation to consumption, our teams diligently work to help meet the electrification demand. We consistently execute projects of varying size and complexity, including grid modernization, system hardening, clean energy interconnection, data centers, and industrial facilities while collaborating with new and long-standing customers to build and upgrade the electrical systems that power our communities.

Facilitating strong local relationships and knowledge, combined with extensive national resources, we serve our customers as a strong and nimble partner and tackle their challenges with the same dedication and care we bring to our own.

Working together, we are able to complete complex projects on time and on budget with a high degree of quality and professionalism.







ROOSEVELT PARK STREET LIGHTING

Performed all the interior and exterior streetlight work in Roosevelt Park, which included 50 light poles. All power for the lights was fed underground, requiring installation of foundations, 7,500 feet of trenching and boring to accommodate more than 15,000 feet of conduit, wire pulling, and pole setting.

OAKRIDGE REDEVELOPMENT

Providing the electrical scope for three levels of below-grade parking, a five-story retail podium, data and communications, and security systems for the Oakridge Centre redevelopment in Vancouver. The total redevelopment area is 7,437,823 square feet and includes the construction of 13 residential towers between 10-44 stories tall.

MT. STORM TO VALLEY, PHASE 3

Dismantled existing structures and rebuilt 18 miles of 500kV transmission line through the rugged terrain of the Virginia mountains. Phase 3 of the Mt. Storm to Valley 500kV transmission line project addressed aging infrastructure needs and increased line capacity for the service territory.



FINANCIAL SUMMARY.

(Dollars in thousands, except per share data)

SUMMARY BALANCE SHEET		2024		2023
Total current assets	$	1,014,662	$	1,026,244
Property and equipment, net		278,226		268,978
Goodwill		112,983		116,953
Intangible assets, net		75,691		83,516
Other assets		92,497		83,055
Total assets	**$**	**1,574,059**	**$**	**1,578,746**
Current liabilities	$	748,900	$	747,202
Long-term debt		70,018		29,188
Other long-term liabilities		154,781		151,154
Shareholders' equity		600,360		651,202
Total liabilities and shareholders' equity	**$**	**1,574,059**	**$**	**1,578,746**

SUMMARY INCOME STATEMENT				
Contract revenues	$	3,362,290	$	3,643,905
Gross profit	$	290,319	$	364,397
Income from operations	$	54,082	$	129,093
Net income	$	30,263	$	90,990
Diluted earnings per share	$	1.83	$	5.40

OTHER SUMMARY DATA				
Backlog	$	2,576,418	$	2,512,399
Net cash provided by operating activities	$	87,115	$	71,016
Expenditures for property and equipment	$	75,938	$	84,736
EBITDA (1)	$	117,792	$	188,193

NOTES

(1) EBITDA is a non-GAAP measure that management believes is useful to investors in understanding MYR Group's results of operations. A reconciliation of EBITDA to its GAAP counterpart (net income) is provided in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."



STOCK TICKER SYMBOL

NASDAQ: MYRG



AUDITORS

Crowe LLP
1 Mid America Plaza,
Suite 600
Oakbrook Terrace, IL 60181



REGISTRAR AND TRANSFER AGENT

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005



INVESTOR RELATIONS

Jennifer Harper
Vice President, Investor Relations
and Treasurer
847-979-5835
InvestorInfo@myrgroup.com



FORM 10-K

A copy of the Company's
Annual Report on Form 10-K
will be provided without
charge upon written request
to the Company's Secretary.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number: 1-08325

MYR GROUP INC.
(Exact name of registrant as specified in its charter)

Delaware	36-3158643
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

12121 Grant Street, Suite 610
Thornton, CO 80241
(Address of principal executive offices, including zip code)
(303) 286-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MYRG	The Nasdaq Stock Market LLC
		(Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the outstanding common equity held by non-affiliates of the registrant was approximately $1.88 billion, based upon the closing sale price of the common stock on such date as reported by the Nasdaq Global Market (for purposes of calculating this amount, only directors, officers and beneficial owners of 10% or more of the outstanding capital stock of the registrant have been deemed affiliates).

As of February 21, 2025 there were 16,138,503 shares of the registrant's $0.01 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission (the "SEC") in connection with its 2025 annual meeting of shareholders expected to be held on April 24, 2025, are incorporated into Part III hereof.

[This page intentionally left blank]

MYR GROUP INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

Throughout this report, references to "MYR Group," the "Company," "we," "us," and "our" refer to MYR Group Inc. and its consolidated subsidiaries, except as otherwise indicated or as the context otherwise requires.

FORWARD-LOOKING STATEMENTS

Statements in this Annual Report on Form 10-K contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), which represent our management's beliefs and assumptions concerning future events. When used in this document and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations, beliefs, intentions or future strategies that are signified by the words "anticipate," "believe," "estimate," "expect," "intend," "likely," "may," "objective," "outlook," "plan," "project," "possible," "potential," "should," "unlikely," or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this Annual Report on Form 10-K speak only as of the date of this Annual Report on Form 10-K. We disclaim any obligation to update these statements (unless required by securities laws) and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict, and many of which are beyond our control. These and other important factors, including those discussed in Item 1A — "Risk Factors" of this report, and in any risk factors or cautionary statements contained in our other filings with the SEC, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

PART I

Item 1. Business

General

We are a holding company of specialty electrical construction service providers that was established in 1995 through the merger of long-standing specialty contractors. Through our subsidiaries, we serve the electric utility infrastructure, commercial and industrial construction markets. Our operations are currently conducted through wholly-owned subsidiaries. We primarily provide electrical construction services through a network of local offices located throughout the United States and Canada. We provide a broad range of services, including design, engineering, procurement, construction, upgrade, maintenance and repair services, with a particular focus on construction, maintenance and repair.

Our principal executive offices are located at 12121 Grant Street, Suite 610, Thornton, Colorado 80241. The telephone number of our principal executive offices is (303) 286-8000.

Reportable Segments

Through our subsidiaries, we are a leading specialty contractor serving the electric utility infrastructure, commercial and industrial construction markets in the United States and Canada. We manage and report our operations through two electrical contracting service segments: Transmission and Distribution ("T&D") and Commercial and Industrial ("C&I"). We generally focus on improving our profitability by selecting projects we believe will provide attractive margins, actively monitoring the costs of completing our projects, holding customers accountable for costs related to changes to contract specifications and rewarding our employees for effectively managing costs.

Transmission and Distribution segment.   We have operated in the transmission and distribution industry since 1891. We are one of the largest U.S. contractors servicing the T&D sector of the electric utility industry. Our T&D segment provides a broad range of services on electric transmission and distribution networks and substation facilities which include design, engineering, procurement, construction, upgrade and maintenance and repair services, with a particular focus on construction, maintenance and repair, to customers in the electric utility industry throughout the United States and Ontario, Canada. Our T&D services include the construction and maintenance of high voltage transmission lines, substations and lower voltage underground and overhead distribution systems, clean energy projects and electric vehicle charging infrastructure. The T&D segment also provides emergency restoration services.

In our T&D segment, we generally serve the electric utility industry and power generation companies as a prime contractor, through traditional design-bid-build or engineering, procurement and construction ("EPC") forms of project delivery. We have long-standing relationships with many of our T&D customers who rely on us to construct and maintain reliable electric and other utility infrastructure. We also provide many services to our customers under multi-year master service agreements ("MSAs") and other variable-term service agreements.

Commercial and Industrial segment.   We have provided electrical contracting services for commercial and industrial construction since 1912. Our C&I segment provides services such as the design, installation, maintenance and repair of commercial and industrial wiring, the installation of intelligent transportation systems, roadway lighting, signalization and electric vehicle charging infrastructure in the United States and western Canada. We concentrate our efforts on projects where our technical and project management expertise are critical to successful and timely execution. Typical C&I contracts cover electrical contracting services for airports, hospitals, data centers, hotels, stadiums, commercial and industrial facilities, clean energy projects, manufacturing plants, processing facilities, water/waste-water treatment facilities, mining facilities, intelligent transportation systems, roadway lighting, signalization and electric vehicle charging infrastructure.

In our C&I segment, we generally provide our electric construction and maintenance services as a subcontractor to general contractors in the C&I industry, but also contract directly with facility owners. The C&I segment has a diverse customer base with many long-standing relationships.

Additional financial information related to our business segments is provided under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 17 — Segment Information to our Financial Statements.

Customers

Our T&D customers include many of the leading providers in the electric utility industry. These customers include investor-owned utilities, cooperatives, private developers, government-funded utilities, independent power producers, independent transmission companies, industrial facility owners and other contractors. Our C&I customer base includes general contractors, commercial and industrial facility owners, governmental agencies and developers.

We have long-standing relationships with many of our customers, and we cultivate these relationships at all levels of our organization. We seek to build upon our customer relationships to secure additional projects from our current customer base. Many of our customer relationships originated decades ago and are maintained through a partnering approach, which includes project evaluation and consulting, quality performance, performance measurement and direct customer contact. At all levels of management, we maintain a focus on pursuing growth opportunities with prospective customers. In addition, our management teams promote and market our services for prospective large-scale projects and national accounts. We believe that our industry experience, technical expertise, customer relationships, emphasis on safety and customer service contribute to obtaining new contracts with both existing and new customers.

For the years ended December 31, 2024, 2023 and 2022, our top 10 customers accounted for 37.8%, 37.9%, and 35.4%, of our revenues, respectively. For the years ended December 31, 2024, 2023 and 2022, no single customer accounted for more than 10.0% of annual revenues.

For the years ended December 31, 2024, 2023 and 2022, revenues derived from T&D customers accounted for 55.9%, 57.3% and 58.0% of our total revenues, respectively, and revenues derived from C&I customers accounted for 44.1%, 42.7% and 42.0% of our total revenues, respectively.

Types of Service Arrangements and Bidding Process

We enter into contracts principally through a competitive bid process. Our typical construction project begins with the preparation and submission of a bid to a customer. If selected as the successful bidder, we generally enter into a contract with the customer that provides for payment upon completion of specified work or units of work as identified in the contract. Most of our contracts, including MSAs, may be terminated by our customers on short notice, typically 30 to 90 days, even if we are not in default under the contract. Although there is considerable variation in the terms of the contracts we undertake, our contracts are primarily structured as:

- fixed-price agreements, under which we agree to perform the defined scope for a fixed amount;
- unit-price agreements, under which we agree to perform the work at a fixed price per unit of work as specified in the agreement;
- time-and-equipment and time-and-materials contracts, under which we agree to perform the work at negotiated hourly billing rates for labor and equipment and for other expenses, including materials, as incurred, at rates agreed to in the contract; and
- cost-plus contracts, where we are paid for our costs plus a negotiated margin.

On occasion, time-and-equipment, time-and-materials and cost-plus contracts include shared savings clauses, in which the contract includes a target price and we agree to share savings from that target price with our customer.

Fixed-price and unit-price contracts typically have higher potential margins; however, they hold a greater risk in terms of profitability because cost overruns may not be recoverable. Time-and-equipment, time-and-materials and cost-plus contracts have less margin upside, but generally have a lower risk of cost overruns. Work in our T&D segment is generally completed under fixed-price, time-and-materials, time-and-equipment, unit-price and cost-plus agreements. Work in our C&I segment is typically performed under fixed-price, time-and-materials, time-and-equipment, cost-plus, and unit-price agreements. Fixed-price contracts accounted for 60.3% of total revenue for the year ended December 31, 2024, including 43.9% of our total revenue for our T&D segment and 81.2% of our total revenue for our C&I segment.

Our EPC contracts are typically fixed-price and may be entered into through joint ventures. We may act as the prime contractor for an EPC project where we perform the procurement and construction functions but use a subcontractor to perform the engineering component, or we may use a subcontractor for both engineering and procurement functions. We may also act as a subcontractor on an EPC project to an engineering firm or general contractor. When acting as a subcontractor for an EPC project, we typically provide construction services only, although we may also perform both the construction and procurement functions.

Our T&D segment also provides services under MSAs that cover maintenance, upgrade and extension services, as well as new construction. Work performed under MSAs is typically billed on a unit-price, time-and-materials or time-and-equipment basis. MSAs are typically one to three years in duration. Under MSAs, customers generally agree to contract with us for certain services in a specified geographic region. A majority of our MSAs do not include obligations to assign specific volumes of work to us nor do they grant us exclusivity, although in some cases certain work under the MSA may be subject to our right of first refusal. Many of our contracts, including MSAs, are open to bidding at expiration and generally attract numerous bidders.

A portion of the work we perform requires financial assurances in the form of performance and payment bonds, letters of credit or other guarantees at the time of execution of the contract. Many of our contracts include retention provisions of up to 10%, which are generally withheld from each progress payment as retainage until the contract work has been completed and approved.

Materials

In many cases, our T&D customers are responsible for supplying materials on projects; however, under certain contracts, we may agree to provide all or a portion of the required materials. For our C&I contracts, we usually procure the necessary materials and supplies. We are not dependent on specific suppliers for materials or supplies.

Subcontracting

We are the prime contractor for the majority of our T&D projects, however, we occasionally perform work as a subcontractor, and we may elect to do so from time to time on larger projects in order to manage our execution risk. We are a subcontractor to a general contractor for the majority of our C&I projects, but may contract directly with facility owners. We may utilize subcontractors to perform portions of our contracts and to manage workflow, particularly for design and engineering under both segments.

We often work with subcontractors who are sole proprietorships or small business entities. Subcontractors normally provide their own employees, vehicles, tools and insurance coverages. We are not dependent on any single subcontractor. Our contracts with subcontractors often contain provisions limiting our obligation to pay the subcontractor if our client has not paid us. We hold our subcontractors responsible for their work or delays in their performance. When we perform work as a subcontractor we are often only paid after the general or prime contractor is paid. On larger projects, we may require performance and payment bonding from subcontractors, where we deem appropriate, based on the risk involved.

Competition

Our business is highly competitive in both our T&D and C&I segments. Competition in both of our business segments is primarily based on the price of the construction services and upon the reputation for safety, quality and reliability of the contractor. The competition we encounter can vary depending upon the type and location of construction services.

We believe that the principal competitive factors that customers consider in our industry are:
- price and flexible contract terms;
- safety programs and safety performance;
- reputation and relationships with the customer;
- technical expertise and experience;
- management team experience;
- geographic presence and breadth of service offerings;
- willingness to accept risk;
- quality of service execution;
- specialized equipment, tooling and centralized fleet structure;
- the availability of qualified and licensed personnel;
- adequate financial resources and bonding capacity;
- technological capabilities; and
- emergency restoration abilities and reputation.

While we believe our customers consider a number of factors when selecting a service provider, most of their work is awarded through a bid process where price is always a principal factor. See "Item 1A. Risk Factors — Our industry is highly competitive."

T&D Competition

Our T&D segment competes with a number of companies in the local markets where we operate, ranging from small local independent companies, to medium size regional firms, to large national competitors.

There are a number of barriers to entry into the T&D markets, including the cost of equipment and tooling necessary to perform T&D work, availability of qualified labor, scope of typical T&D projects and technical, managerial and supervisory skills necessary to complete the job. Larger T&D projects generally require specialized heavy duty equipment as well as strong financial resources to meet the cash flow, bonding or letter of credit requirements of these projects. These factors sometimes reduce the number of potential competitors on these projects. The number of firms that generally compete for any one significant T&D infrastructure project varies greatly depending on a number of factors, including the size of the project, its location and the bidder qualification requirements imposed upon contractors by the customer. Additionally, our ability to compete in our T&D markets is aided by our capacity to scale and flex for our customer's need. Some of our competitors restrict their operations to one geographic area while others operate nationally and internationally.

We believe that we have a favorable competitive position in the T&D markets that we serve, due in part to our operating history, our financial strength, our reputation and our relationships with our customers.

C&I Competition

Our C&I segment predominately competes with a number of companies in the local markets where we operate, ranging from small local independent companies, to medium size regional firms, to large national competitors. The size, location and technical requirements of the project will impact which competitors we will encounter when bidding on any particular project.

A major competitive factor in our C&I segment is the individual relationships that we have developed with general contractors who typically manage the bid process, along with the willingness to be an exclusive partner with the general contractor on pursuits requiring the complete finance, design and construction services for the project. Additionally, the equipment requirements for C&I work are generally not as significant as that of T&D construction. Since C&I construction typically involves the purchase of materials, the financial resources to procure the required materials and equipment of a particular project may impact the competition that we encounter. We differentiate ourselves from our competitors by bidding for larger and more technically complex projects, which we believe many of our smaller competitors may not be capable of executing effectively. We believe that we have a favorable competitive position in the C&I markets that we serve, due in part to our operating history, local market share, our reputation, our relationships with our customers and our financial strengths.

Project Bonding Requirements and Parent Guarantees

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. These bonds provide a guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If we fail to perform under a contract or pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We are required to reimburse the surety for its expenses incurred in performing its obligations under the bond. We believe that the strength of our balance sheet, as well as our strong and long-standing relationship with our sureties, enhances our ability to obtain adequate financing and bonds. These bonds are typically issued at the face value of the contract awarded. As of December 31, 2024, we had approximately $416.3 million in original face amount of bonds outstanding for projects in our T&D segment and approximately $1.86 billion for projects in our C&I segment. Our estimated remaining cost to complete these bonded projects for both segments was approximately $662.6 million as of December 31, 2024. As of December 31, 2023, we had approximately $683.4 million in original face amount of bonds outstanding for projects in our T&D segment and approximately $1.76 billion for projects in our C&I segment. The ability to post bonds provides us with a competitive advantage over smaller or less financially secure competitors.

From time to time we guarantee the obligations of our subsidiaries, including obligations under certain contracts with customers, certain lease agreements and, in some states, obligations in connection with obtaining contractors' licenses. Additionally, from time to time we are required to post letters of credit to guarantee the obligations of our subsidiaries, which reduces the borrowing availability under our credit facility.

Backlog

We refer to our estimated revenue on uncompleted contracts, including the amount of revenue on contracts for which work has not begun, less the revenue we have recognized under such contracts, as "backlog." We calculate backlog differently for different types of contracts. For our fixed-price contracts, we include the full remaining portion of the contract in our calculation of backlog. A customer's intention to award us work under a fixed-price contract is not included in backlog unless there is an actual award and contract to perform a specific scope of work at specific terms and pricing. For many of our unit-price, time-and-equipment, time-and-materials and cost-plus contracts, we only include projected revenue for a three-month period in the calculation of backlog, although these types of contracts are generally awarded as part of MSAs that typically have a one- to three-year duration from execution. Given the duration of our contracts and MSAs and our method of calculating backlog, our backlog at any point in time may not accurately represent the revenue we expect to realize during any period and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to generate in the following fiscal year and should not be viewed or relied upon as a stand-alone indicator. Our backlog includes projects that have a written award, a letter of intent, a notice to proceed or an agreed upon work order to perform work on mutually accepted terms and conditions. Additionally, the difference between our backlog and remaining performance obligations is due to the portion of our MSAs that is excluded, under certain contract types, from our remaining performance obligations as these contracts can be canceled for convenience at any time by us or the customer without considerable cost incurred by the customer. Our estimated backlog also includes our proportionate share of unconsolidated joint venture contracts. Additional information related to our remaining performance obligations is provided in Note 12 — Revenue Recognition to our Financial Statements. See also "Item 1A. Risk Factors — Backlog may not be realized or may not result in profits and may not accurately represent future revenue."

Many projects that we undertake are not completed in one accounting period. Revenue on construction contracts is recognized over the contract term based on costs incurred under the cost-to-cost method. As the cost-to-cost method is driven by incurred cost, we calculate the percentage of completion by dividing costs incurred to date by the total estimated cost. The percentage of completion is then multiplied by estimated revenues to determine inception-to-date revenue. Revenue recognized for the period is the current inception-to-date recognized revenue less the prior period inception-to-date recognized revenue. If a contract is projected to result in a loss, the entire contract loss is recognized in the period when the loss was first determined and the amount of the loss is updated in subsequent reporting periods. Contract costs incurred to date and expected total contract costs are continuously monitored during the term of the contract. Changes in the job performance, job conditions and final contract settlements are factors that influence management's assessment of total contract value and the total estimated costs to complete those contracts, and therefore, profit and revenue recognition. While our contracts typically include labor, equipment and indirect costs, the amount of subcontractor and material costs on any individual contract can vary considerably.

There can be no assurance as to the accuracy of our current estimates of customer requirements, existing and future needs under MSAs, or of the values of our cost or time-dependent contracts and, therefore, our current backlog may not be realized as part of our future revenues. Subject to the foregoing discussions, the following table summarizes our estimate of backlog that we believe to be firm as of the dates shown and the backlog that we reasonably estimate will be recognized within the next twelve months, and the amount estimated to be recognized after the next twelve months:

(in thousands)	Total	Backlog at December 31, 2024 Amount estimated to be recognized within 12 months	Amount estimated to be recognized after 12 months	Total backlog at December 31, 2023
T&D	$ 818,185	$ 806,239	$ 11,946	$ 959,553
C&I	1,758,233	1,274,084	484,149	1,552,846
Total	$ 2,576,418	$ 2,080,323	$ 496,095	$ 2,512,399

Changes in backlog from period to period are primarily the result of fluctuations in the timing of awards and revenue recognition of contracts. Our backlog as of December 31, 2024 and 2023 included our proportionate share of unconsolidated joint venture backlog totaling $172.3 million and $18.9 million, respectively.

Trade Names and Intellectual Property

We operate in the United States under a number of trade names, including: The L. E. Myers Co.; Harlan Electric Company; Great Southwestern Construction, Inc.; Sturgeon Electric Company, Inc.; MYR Energy Services, Inc.; E.S. Boulos Company; High Country Line Construction, Inc.; Sturgeon Electric California, LLC; GSW Integrated Services, LLC; Huen Electric, Inc. and CSI Electrical Contractors, Inc. We operate in Canada under the following trade names: MYR Transmission Services Canada, Ltd.; Northern Transmission Services, Ltd; Western Pacific Enterprises Ltd; Powerline Plus Ltd. and PLP Redimix Ltd. We do not generally register our trade names, but instead rely on statutory and common law protection. While we consider our trade names to be valuable assets, we do not consider any single trade name to be of such material importance that its absence would cause a material disruption to our business. We also do not materially rely upon any patents, licenses or other intellectual property.

Equipment

Our long history in the T&D industry has allowed us to be instrumental in designing much of the specialty tools and equipment used in the industry, including wire pullers, wire tensioners and aerial devices. We operate a fleet of trucks and trailers, support vehicles, bulldozers, bucket trucks, digger derricks, cranes and specialty construction equipment, such as wire pullers and wire tensioning machines. We also rely on specialized tooling, including stringing blocks, wire grips and presses. The standardization of our equipment allows us to streamline training, maintenance and parts costs. We operate a centralized fleet facility, as well as numerous regional maintenance shops, that are staffed with mechanics and equipment managers who service our fleet. Our ability to internally service our fleet allows us to reduce repair costs and the time equipment is out of service by eliminating both the need to ship equipment long distances for repair and dependence on third party maintenance providers. Our maintenance shops are also able to modify standard construction equipment to meet the specific needs of our specialty applications. We are a final-stage manufacturer for several configurations of our specialty vehicles, and, in the event that a particular piece of equipment is not available to us, we can often build the component on-site, which reduces our reliance on our equipment suppliers.

Our fleet of equipment is generally managed by our centralized fleet management group. Our fleet is highly mobile, which gives us the ability to shift resources from region-to-region quickly and to effectively respond to customer needs or major weather events. Our centralized fleet management group is designed to enable us to optimize and maintain our equipment to achieve the highest equipment utilization, which helps to maintain a competitive position with respect to our equipment costs. We develop internal equipment rates that provide our business units with appropriate pricing levels to estimate their bids for new projects more accurately. The fleet management group works with our business units in prioritizing the use of our fleet assets. The fleet management group also manages the procurement and disposition of equipment and short-term rentals. All of these factors are critical in allowing us to operate efficiently and meet our customers' needs.

Regulation

Our operations are subject to various laws and regulations including:
- licensing, permitting and inspection requirements applicable to contractors, electricians and engineers;
- regulations relating to worker safety and environmental protection;
- licensing, permitting and inspection requirements applicable to construction projects;
- building and electrical codes;
- special bidding and procurement requirements on government projects; and
- local laws and government acts regulating work on protected sites.

We are also required to comply with increasingly complex and changing laws and regulations enacted to protect business and personal data regarding privacy, data protection and data security, including those related to the collection, storage, use, transmission and protection of personal information and other customer, vendor or employee data. In addition, health and safety regulations may require increased operating costs or capital investments to promote a safe working environment. With respect to the laws and regulations noted above, as well as other applicable laws and regulations, the Company's compliance programs may under certain circumstances involve material investments in the form of additional processes, training, personnel, information technology and capital. For a discussion of the risks associated with certain applicable laws and regulations, see "Item 1A. Risk Factors."

We believe that we are in compliance with applicable regulatory requirements and we believe that we have all material licenses required to conduct our operations. Our failure to comply with applicable regulations could result in project delays, cost overruns, remediation costs, substantial fines and revocation of our operating licenses. We do not expect that continued compliance with such regulations will have a material effect upon capital expenditures, earnings, or our competitive position.

Environmental Matters

As a result of our current and past operations, we are subject to numerous environmental laws and regulations governing our operations, including the use, transport and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges into air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which hazardous substances or wastes were discharged by current or former operations at our facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or otherwise use our properties in certain ways, such as collateral for possible financing. We could also be held liable for significant penalties and damages under certain environmental laws and regulations, which could materially and adversely affect our financial condition, results of operations and cash flows.

We believe that we are in substantial compliance with environmental laws and regulations and that any obligations related to environmental matters should not have a material effect on our financial condition, results of operations or cash flows.

Additionally, there are significant existing and proposed environmental regulations in the jurisdictions where we do business that are designed to encourage the use of clean energy technologies and regulate emissions of greenhouse gases to address climate change. We regularly monitor the various proposals and changes to laws in this regard. Although the impact of climate change regulations on our business will ultimately depend on the specifics of governmental policies, legislation, and regulation, we believe that we are well-positioned to adapt our business to meet new regulations. Furthermore, we perform a significant amount of services for customers that operate electrical power infrastructure assets in locations and climates that are more susceptible to wildfires or other natural disasters. See "Item 1A. Risk Factors — Our failure to comply with environmental and other laws and regulations could result in significant liabilities" and "Item 1A. Risk Factors — We are subject to risks associated with climate change including financial risks and physical risks such as an increase in extreme weather events (such as floods, wildfires or hurricanes), rising sea levels and limitations on water availability and quality."

Cyclical Nature of Business and Seasonality

The demand for construction and maintenance services from our customers is cyclical in nature and vulnerable to downturns in the industries we serve as well as the economy in general. As a result, our volume of business could be adversely affected by declines or delays in new projects in various geographic regions.

Although our revenues are primarily driven by spending patterns in our customers' industries, our revenues and results of operations can be subject to seasonal and other variations. These variation can be influenced by a number of factors such as weather, daylight hours, availability of workforce, asset readiness and holidays.

See also "Item 1A. Risk Factors — Our business may be affected by seasonal and other variations, including severe weather conditions and the nature of our work environment."

Human Capital Resources

We believe that our people are our greatest assets and the success and growth of our business depend in large part on our ability to attract, develop and retain a diverse population of talented, qualified and highly skilled employees at all levels of our organization, including the individuals who comprise our workforce as well as our executive officers and other key personnel. We have developed key recruitment and retention strategies, objectives and measures that serve as the framework for our human capital management approach and guide the overall management of our business. These strategies, objectives and measures are advanced through a number of programs, policies and initiatives, including those related to: health and safety; inclusion; employee recruitment, training and development; and compensation and benefits programs.

We seek to attract and retain highly qualified craft employees by providing a superior work environment through our emphasis on safety, competitive compensation, and our high-quality fleet of equipment. The number of individuals we employ varies significantly throughout the year, including the number of craft employees fluctuates depending on the number and size of projects at any particular time. As of December 31, 2024, we had approximately 8,500 employees, consisting of approximately 6,800 craft employees, with the remaining 1,700 employees mainly consisting of district managers, project managers, superintendents, estimators, office managers, administrative staff, clerical personnel and executive officers. Approximately 87% of our craft employees are members of unions, with the majority being members of the International Brotherhood of Electrical Workers ("IBEW"), who are represented by many local unions under agreements with generally uniform terms and varying expiration dates. We generally are not direct parties to such local agreements, but instead these agreements are entered into by and between the IBEW local unions and the National Electrical Contractors Association ("NECA"), of which the majority of our subsidiaries are members. On occasion, we also employ individuals who are members of other trade unions pursuant to multi-employer, multi-union project agreements.

Information about our Executive Officers

Name	Age on February 26, 2025	Position
Richard S. Swartz	61	President and Chief Executive Officer
Kelly M. Huntington	49	Senior Vice President and Chief Financial Officer
Brian K. Stern	55	Senior Vice President, Chief Operating Officer T&D
Don A. Egan	54	Senior Vice President, Chief Operating Officer C&I
William F. Fry	50	Senior Vice President, Chief Legal Officer and Secretary

Richard S. Swartz was appointed president and chief executive officer in January 2017 and has served as a member of our Board of Directors since April 2019. Prior to his current role, he served as executive vice president and chief operating officer of MYR Group from September 2016 to December 2016 and as senior vice president and chief operating officer of MYR Group from May 2011 to September 2016. Mr. Swartz served as senior vice president of MYR Group from August 2009 to May 2011, and as a group vice president of MYR Group from 2004 to 2009. Prior to becoming a group vice president, Mr. Swartz served as vice president of our transmission & distribution central division from 2002 to 2004. Mr. Swartz has held a number of additional positions since he joined us in 1982, including project foreman, superintendent, project manager and district manager.

Kelly M. Huntington joined us as senior vice president in January 2023 and became chief financial officer in February 2023. Prior to joining us, Ms. Huntington served as senior vice president & chief financial officer of USIC, LLC; an underground utility location and damage prevention company from 2019 to 2022. Ms. Huntington served as senior vice president, Enterprise Strategy for OneAmerica Financial Partners, Inc. a financial services company from 2015 to 2019. Prior to OneAmerica Financial Partners, Ms. Huntington worked for Indianapolis Power & Light Company, an electrical utility and subsidiary of The AES Corporation, serving as president and chief executive officers from 2013 to 2015, as senior vice president and chief financial officer from 2011 to 2013 and in various other leadership positions from 2003 to 2011. Ms. Huntington also currently serves on the board of directors of Capital Power Corporation.

Brian K. Stern was appointed senior vice president and chief operating officer of our T&D segment in March 2024. Prior to his current role, he served as group vice president and a member of the company's executive leadership team since 2017. Mr. Stern has held a number of additional positions at the Company from 2010 to 2017, including regional vice president and district manager. Prior to joining us, Mr. Stern served as director of financial analysis at a leading T&D competitor from 2006 to 2010. Mr. Stern served as our market analyst from 2001 to 2006.

Don A. Egan was appointed to serve as senior vice president and chief operating officer of our C&I segment in May 2023. Prior to his current role, he served as group vice president and a member of the company's executive leadership team since 2017, Mr. Egan also served as president of several of our subsidiary companies including, Sturgeon Electric Company, Inc., from May 2020 to May 2023. Mr. Egan has held a number of additional positions since joining the Company in 1991, including regional vice president, vice president, district manager, operations manager, and project manager.

William F. Fry joined us as vice president, chief legal officer and secretary in January 2019 and became senior vice president, chief legal officer and secretary in March 2024. Prior to joining us, Mr. Fry served as vice president - legal for Team Inc., a specialty industrial service, engineering and manufacturing company, from 2016 to 2018. Mr. Fry was general counsel, secretary, vice president & chief compliance officer of Furmanite Corporation, a provider of specialized technical services and product solutions, from 2012 to 2016, before its merger with Team Inc. Prior to joining Furmanite Corporation, Mr. Fry worked for American Tank & Vessel, Inc., a specialty engineering and construction company, in various roles from 2006 to 2012, ultimately serving as their general counsel.

Website Access to Company Reports

Our website address is *www.myrgroup.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act will be available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on our website is not a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Item 1A. Risk Factors

You should read the following risk factors carefully in connection with evaluating our business and the forward-looking information contained in this Annual Report on Form 10-K. We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could affect our operations. The risks described below highlight some of the factors that have affected, and in the future could affect, our operations. Although the risks are organized by heading, and each risk is described separately, many of the risks are interrelated. Additional risks we do not yet know of, or that we currently think are immaterial, may also affect our operations. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, results of operations and cash flows could be affected and our stock price could decline.

Industry & Market Risks

Our operating results may vary significantly from period to period.

Our business can be highly cyclical and subject to seasonal and other variations that can result in significant differences in operating results from period to period. Additionally, our results may be materially and adversely affected by:

- the timing and volume of work under contract;
- increased competition and changes in the competitive marketplace for our services;
- the spending patterns of customers and governments;
- safety performance and reputation;
- increased costs of performance of our services caused by adverse weather conditions;
- cost overruns on fixed-price and unit-price contracts;
- decreased equipment utilization;
- delays on projects due to permitting, regulatory issues or customer-caused delays;
- disputes with customers relating to payment terms under our contracts and change orders, and our ability to successfully negotiate and obtain payment or reimbursement under our contracts and change orders;
- variations in the margins of projects performed during any particular reporting period;
- changes in the demand for our services;
- schedule delays, equipment and materials availability and increasing insurance, equipment, labor and material costs related to supply chain disruptions, inflationary pressures, recessionary conditions, tariffs, regulatory slowdowns and market disruptions;
- the timing and integration of acquisitions and the magnitude of the related acquisition and integration costs;
- the loss of a major customer;
- changes in the mix of our customers, contracts and business;
- the amount of subcontractor and material costs in our projects;
- payment risk associated with the financial condition of our customers or others;
- increases in design, construction and operating costs, due to inflation or other unforeseen causes, that we are unable to pass through to our customers;
- the termination or expiration of existing agreements;
- regional and general economic conditions and the condition of the financial markets;
- losses experienced in our operations not otherwise covered by insurance;
- costs we incur to support growth internally or otherwise;
- availability of qualified labor for specific projects;

- supply chain interruptions, including as a result of natural disasters, wildfires, weather, labor disputes, wars, pandemic outbreak of disease, fire or explosions and power outages;
- liabilities associated with participation in joint ventures related to third party failures;
- the inability to secure sufficient funding to finance continuing operations, fund growth or to provide the required financial resources certain large projects may require;
- significant fluctuations in foreign currency exchange rates;
- unfavorable changes in tax laws or tax rates;
- significant fluctuations in interest rates;
- changes in bonding requirements applicable to existing and new agreements;
- costs associated with our multi-employer pension plan obligations;
- the availability or increased cost of equipment;
- impairment of goodwill or intangible assets; and
- warranty claims.

Accordingly, our operating results in any particular reporting period may not be indicative of the results that can be expected for any other reporting period.

Our industry is highly competitive.

Our industry is fragmented and we compete with other companies, ranging from small, independent firms servicing local markets to larger firms servicing regional, national and international markets. Any organization that has adequate financial resources and access to technical expertise may become one of our competitors. Competition in the industry depends on many factors, including pricing of the construction services, the reputation for safety and the quality and reliability of the contractor. Some of our competitors may have lower labor and overhead cost structures and, therefore, may be able to provide their services at lower prices than ours. In addition, some of our competitors may have greater financial, technological and human resources than we do. We cannot be certain that our competitors will not develop the expertise, experience and resources to provide services that are superior in both price and quality to our services. Similarly, we cannot be certain that we will be able to maintain or enhance our competitive position within the markets we serve or maintain our customer base at current levels. Additionally, we may face competition from in-house service organizations of our existing or prospective customers including electric utility companies and others which often employ personnel to internally perform some of the same types of services we do. If we are unable to compete successfully in our markets, our operating results could be adversely affected.

Negative economic and market conditions including tariffs and inflation on materials, interest rates and recessionary conditions have in the past and may in the future adversely impact our customers' spending and, as a result, our operations and growth.

The demand for our services from our customers has been, and will likely continue to be, cyclical in nature and vulnerable to downturns in the industries we serve as well as the economy in general. Stagnant or declining economic conditions could result in the delay, reduction or cancellation of certain projects and could cause our customers to outsource less work, which could adversely affect us in the future. Negative economic changes could be magnified by adverse rate cases limiting the capital expenditure budgets of our customers and leading to lower demand for our services. Additionally, many of our customers finance their projects through the incurrence of debt or the issuance of equity. A reduction in cash flow, the lack of availability of debt or equity financing, or a higher cost of debt or equity financing may result in a reduction in our customers' spending for our services and may also impact the timing or ability of our customers to pay amounts owed to us, which could have a material adverse effect on our operations and our ability to grow at historical levels, or at all. A prolonged economic downturn or recession could adversely affect our customers and their ability or willingness to fund capital expenditures in the future or pay for past services. Material fluctuations in energy markets could also have an adverse impact on our customers' spending patterns. Consolidation, competition, capital constraints or negative economic conditions in the electric power industry may also result in reduced spending by, or the loss of, one or more of our customers.

Changes to U.S. policies related to global trade and tariffs, as well as retaliatory trade measures implemented by other countries, have resulted in uncertainty surrounding the future of the global economy. Increases in the cost of imported raw materials or finished goods as a result of tariffs or trade policies may impact customer spending, indirect inflationary impacts, and reductions in customer spending could lead to fewer project awards and more competition We cannot predict the outcome of these changing trade policies or other unanticipated political conditions, nor can we predict the timing or strength of any economic recovery or downturn worldwide or its impact on our customers' markets.

New Project and Growth Risks

We may be unsuccessful in generating internal growth, which could impact the projects available to the Company.

Our ability to generate internal growth will be affected by, among other factors, our ability to:

• attract new customers;

• increase the number of projects performed for existing customers;

• hire and retain qualified personnel;

• successfully bid new projects;

• expand geographically; and

• adapt the range of services we offer to customers to address their evolving construction needs.

In addition, if our customers are constrained in their ability to obtain capital, it could reduce the number, timing or size of projects available to us. Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful, or that we will be able to generate cash flow sufficient to fund our operations and support internal growth. If we are unsuccessful, we may not be able to achieve internal growth, expand our operations and grow our business.

Our inability to successfully execute or integrate acquisitions or joint ventures may have an adverse impact on our growth strategy and business.

From time to time, our business strategy includes expanding our presence in the industries we serve through strategic acquisitions of companies or entry into joint ventures that complement or diversify our business. Future acquisition targets that meet our criteria may be limited. We may also face competition for acquisition opportunities, and other potential acquirers may offer more favorable terms or have greater financial resources available for potential acquisitions. This competition may limit our ability to grow through acquisitions or could raise the prices of acquisitions, adversely impacting any accretion that might be achieved. Failure to consummate future acquisitions could negatively affect our future growth strategies. Additionally, the acquisitions we pursue may involve significant cash expenditures, the incurrence or assumption of debt or burdensome regulatory requirements.

Any acquisition may ultimately have a negative impact on our business, financial condition, results of operations or cash flows. We may not realize the anticipated benefits and synergies of an acquisition, and our attempts at integrating an acquired business may not be successful. Acquisitions or joint ventures may expose us to operational and financial challenges and risks, including:

• the disruption of our ongoing business;

• significant diversion of resources and management's attention from our existing business;

• reductions of cash and other resources available for operations and other uses;

• exposure to risks specific to the acquired businesses, services, or technologies to which we are not currently exposed;

• the failure to retain key personnel or customers of an acquired business;

• difficulties integrating new operations and personnel;

• failure of acquired companies to achieve the results we expect; and

• the assumption of unknown liabilities of the acquired business for which there are inadequate reserves and the potential impairment of acquired intangible assets.

Our ability to grow and maintain our competitive position may be affected by our ability to successfully integrate any businesses acquired.

Business and Operating Risks

Project performance issues, including those caused by third parties, or certain contractual obligations have in the past and may in the future result in additional costs to us, reductions or delays in revenues or the payment of penalties, including liquidated damages.

Many projects involve challenging engineering, procurement and construction phases that may occur over several years. We have in the past and may in the future encounter difficulties that impact our ability to complete the project in accordance with the original delivery schedule. These difficulties have and may continue to be the result of delays in designs; engineering information or materials provided by the customer or a third party; delays or difficulties in equipment and material delivery; schedule changes; delays from our customer's failure to timely obtain permits, rights-of-way or to meet other regulatory requirements; weather-related delays; delays caused by difficult worksite environments; delays caused by inefficiencies and not achieving expected labor performance and other factors, some of which are beyond our control. Any delay or failure by suppliers or by third-party contractors or subcontractors in the completion of their portion of the project may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. We also may encounter project delays due to local opposition, which may include injunctive actions as well as public protests, to the siting of electric transmission lines, clean energy projects, or other facilities. We may not be able to recover the costs we incur that are caused by delays. Certain contracts have guarantee provisions regarding project completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any of our schedules or performance requirements could also result in additional costs or penalties, including liquidated damages, and such amounts could exceed expected project profit. In extreme cases, the above-mentioned factors could cause project cancellations. Delays or cancellations may impact our reputation or relationships with customers and adversely affect our ability to secure new contracts. Larger projects present additional performance risks due to complexity of the work and duration of the project.

Our customers have in the past and may in the future change or delay various elements of the project after its commencement. The design, engineering information, equipment or materials that are to be provided by the customer or other parties may be deficient or delivered later than required by the project schedule, resulting in additional direct or indirect costs. Under these circumstances, we generally negotiate with the customer with respect to the amount of additional time required and the compensation to be paid to us. We are subject to the risk that we may be unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred by us due to change orders or failure by others to timely deliver items, such as engineering drawings or materials.

We have in the past brought, and may in the future bring, claims against our customers related to, among other things, the payment terms of our contracts and change orders relating to our contracts. These types of claims occur due to, among other things, customer-caused delays or changes in project scope, both of which may result in additional cost, which may not be recovered until the claim is resolved. Additionally, if any of our customers do not proceed with the completion of projects or default on their payment obligations, or if we encounter disputes with our customers with respect to the adequacy of billing support, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred. In some instances, these claims can be the subject of lengthy legal proceedings, and it is difficult to accurately predict when or if they will be fully resolved. A failure to promptly recover on these types of claims in the future could have a negative impact on our business, financial condition, results of operations and cash flows. Additionally, any such claims may harm our future relationships with our customers.

We may be unable to attract and retain qualified personnel.

Our ability to maintain our productivity and our operating results may be limited by our ability to employ, train and retain qualified personnel necessary to operate efficiently and to support our growth strategy. We have from time to time experienced shortages of certain types of qualified personnel, such as linemen, field supervisors, project managers and engineers, in certain regions. In addition, our projects are sometimes located in remote areas, which can make recruitment and deployment of our personnel challenging. Delays in the completion of a project could impact the labor available for other projects, reducing our productivity and causing an increase in our labor costs. Additionally, during periods with large volumes of storm restoration services work, linemen are frequently recruited across geographic regions to satisfy demand. Many linemen are willing to travel to earn premium wages for such work, which from time to time makes it difficult for us to retain these workers for ongoing projects when storm conditions persist. The commencement of new, large-scale infrastructure projects or increased demand for infrastructure improvements, as well as the shrinking electric utility workforce, may reduce the pool of skilled workers available to us. Labor shortages could impair our ability to maintain our business or grow our revenues. If we are unable to hire personnel with the requisite skills, we may also be forced to incur significant training expenses.

In addition, the success of our business depends upon the continued efforts and abilities of our employees. The relationships between our employees and our customers are important to obtaining and retaining business. We are also dependent on recruiting effective personnel for our projects. There can be no assurance that any individual employee will continue in his or her capacity for any particular period of time. Industry-wide competition for managerial talent is high. Given that level of competition, there could be situations where our overall compensation package may be viewed as less attractive as compared to our competition, and we may experience the loss of key personnel or higher costs to retain and hire key personnel. The loss of key personnel, or the inability to hire and retain qualified personnel, could negatively impact our ability to manage our business and relationships with our customers.

The timing of new contracts and termination of existing contracts may result in unpredictable fluctuations in our cash flows and financial results.

A substantial portion of our revenues are derived from project-based work that is awarded through a competitive bid process. It is generally difficult to predict the timing and geographic distribution of the projects that we will be awarded. The selection of, timing of, or failure to obtain projects, delays in awards of projects, the re-bidding or termination of projects due to budget overruns, cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets, including our fleet of construction equipment, which could lower our overall profitability and reduce our cash flows. Even if we are awarded contracts, we face additional risks that could affect when, or whether, work will begin. This can present difficulty in matching workforce size and equipment location with contract needs. In some cases, we may be required to bear the cost of a ready workforce and equipment that is larger than necessary, which could impact our cash flow, expenses and profitability. If an expected contract award or the related work release is delayed or not received, we could incur substantial costs without receipt of any corresponding revenues. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments from the customer. Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenue and earnings if such significant projects have not been replaced in the current period.

Many of our contracts may be canceled upon short notice, typically 30 to 90 days, even if we are not in default under the contract, and we may be unsuccessful in replacing contracts, resulting in a decrease in our revenue, net income and liquidity. Certain of our customers assign work to us on a project-by-project basis under MSAs. Under these agreements, our customers often have no obligation to assign a specific amount of work to us. Our operations could decline significantly if the anticipated volume of work is not assigned to us or is canceled. Many of our contracts, including our MSAs, are open to competitive bidding at the expiration of their terms. There can be no assurance that we will be the successful bidder on our existing contracts that come up for re-bid.

During the ordinary course of our business, we have in the past and may in the future become subject to lawsuits or indemnity claims.

We have in the past been, and may in the future be, named as a defendant in lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. These actions may seek, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, sexual harassment, workplace misconduct and other employment-related damages, breach of contract, property damage, environmental liabilities, multiemployer pension plan withdrawal liabilities, punitive damages, consequential damages, and civil penalties or other losses or injunctive or declaratory relief. In addition, we generally indemnify our customers for claims related to the services we provide and actions we take under our contracts, and, in some instances, we may be allocated risk through our contract terms for actions by our customers, subcontractors or other third parties. Because our services in certain instances may be integral to the operation and performance of our customers' infrastructure, we have been and may become subject to lawsuits or claims for any failure of the systems that we work on, even if our services are not the cause of such failures, and we could be subject to civil and criminal liabilities to the extent that our services contributed to any property damage, personal injury or system failure. Insurance coverage may not be available or may be insufficient for these lawsuits, claims or legal proceedings. The outcome of any of these lawsuits, claims or legal proceedings could result in significant costs and diversion of management's attention from our business. Payments of significant amounts, even if reserved, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Backlog may not be realized or may not result in profits and may not accurately represent future revenue.

Backlog is difficult to determine accurately, and companies within our industry may define backlog differently. Reductions in backlog due to cancellation, termination or scope adjustment by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts in backlog. In the event of a project cancellation, termination or scope adjustment, we typically have no contractual right to the total revenues reflected in our backlog. The timing of contract awards, duration of large new contracts and the mix of services, subcontracted work and material in our contracts can significantly affect backlog reporting. Given these factors and our method of calculating backlog, our backlog at any point in time may not accurately represent the revenue that we expect to realize during any period, and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year and should not be viewed or relied upon as a stand-alone indicator. Consequently, we cannot provide assurance of our estimates of backlog. See "Item 1. Business — Backlog" for a discussion on how we calculate backlog for our business.

Our insurance has limits and exclusions that may not fully indemnify us against certain claims or losses, including claims resulting from wildfires or other natural disasters and an increase in cost, or the unavailability or cancellation of third-party insurance coverages would increase our overall risk exposure and could disrupt our operations and reduce our profitability.

We maintain insurance coverages from third party insurers as part of our overall risk management strategy and most of our customer contracts require us to maintain specific insurance coverage limits. We maintain insurance policies with respect to automobile liability, general liability, employer's liability, workers' compensation, cybersecurity, our employee group health program, and other types of coverages, but these policies are subject to high deductibles, and we are self-insured up to the amount of those deductibles. Insurance losses are accrued based upon our estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported. Insurance liabilities are difficult to assess and estimate due to unknown factors, including the frequency and severity of injuries, the magnitude of damage to or loss of property or the environment, the determination of our liability in proportion to other parties, estimates of incidents not reported and the effectiveness of our safety programs, and as a result, our actual losses may exceed our estimates. There can be no assurance that our current or past insurance coverages will be sufficient or effective under all circumstances or against all claims and liabilities to which we may be subject.

We generally renew our insurance policies on an annual basis; therefore, deductibles and levels of insurance coverages may change in future periods. There can be no assurance that any of our existing insurance coverages will be renewed upon the expiration of the coverage period or that future coverage will be available at reasonable and competitive rates or at the required limits. The cost of our insurance has significantly increased over time and may continue to increase in the future. In addition, insurers may fail, cancel our coverage, increase the cost of coverage, determine to exclude certain items from coverage, or otherwise be unable to provide us with adequate insurance coverage. We may not be able to obtain certain types of insurance or incremental levels of insurance in scope or amount sufficient to cover liabilities we may incur. For example, due to the increase in wildfire losses and related insurance claims, insurers have reduced coverage availability and increased the cost of insurance coverage for such events in recent years, and our current levels of coverage may not be sufficient to cover potential losses. If our risk exposure increases as a result of adverse changes in our insurance coverages, we could be subject to increased liabilities that could negatively affect our business, financial condition, results of operations and cash flow.

In addition, we perform work in hazardous environments and our employees are exposed to a number of hazards. Incidents can occur, regardless of fault, that may be catastrophic and adversely impact our employees and third parties by causing serious personal injury, loss of life, damage to property or the environment, and interruption of operations. Furthermore, we perform a significant amount of services for customers that operate electrical power infrastructure assets in locations and climates that are more susceptible to wildfires or other natural disasters. In locations or environments where claims have become more frequent or severe in recent years, insurance may become difficult or impossible to obtain. Our contracts may require us to indemnify our customers, project owners and other parties for injury, damage or loss arising out of our presence at our customers' location, or in the performance of our work, in both cases regardless of fault, and provide for warranties for materials and workmanship. We may also be required to name the customer and others as an additional insured under our insurance policies. We maintain limited insurance coverage against these and other risks associated with our business. This insurance may not protect us against liability for certain events, and we cannot guarantee that our insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur. Any future damages caused by our services that are not covered by insurance or are in excess of policy limits could have a material adverse effect on our business, financial position, results of operations and cash flows.

Risks associated with operating in the Canadian market could impact our profitability.

There are numerous inherent risks in conducting our business in a different country including, but not limited to, potential instability in markets, political, economic or social conditions, and difficult or additional legal and regulatory requirements applicable to our operations. Limits on our ability to repatriate earnings, exchange controls, and complex U.S. and Canadian laws and treaties including laws related to the U.S. Foreign Corrupt Practices Act ("FCPA") and similar laws could also adversely impact our operations. Changes in the value of the Canadian dollar could increase or decrease the U.S. dollar value of our profits earned or assets held in Canada or potentially limit our ability to reinvest earnings from our operations in Canada to fund the financing requirements of our operations in the United States. These risks could restrict our ability to provide services to Canadian customers or to operate our Canadian business profitably, and could negatively impact our results. We also are exposed to currency risks relating to the translation of certain monetary transactions, assets and liabilities.

Changes in tax laws or our interpretations of tax laws could materially impact our tax liabilities.

We have operations in the United States and Canada and are subject to the jurisdiction of multiple federal and state taxing authorities. The income earned in these various jurisdictions is taxed on different bases which are subject to change by the taxing authorities. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Our interpretation of these tax laws has in the past and may in the future differ from the interpretation of taxing authorities. Changes in the operating environment, including changes in tax laws, as well as differences in the interpretation of tax laws, could materially impact our income tax liabilities.

In addition, we currently collect and remit sales and use, value added and other transaction taxes in certain jurisdictions, based on our assessment of the amount of taxes owed by us in such jurisdictions. A successful assertion that we are required to pay additional taxes, the imposition of new laws or regulations or the interpretation of existing laws and regulations requiring the payment of additional taxes could materially impact our tax liabilities.

The nature of our business exposes us to potential liability for warranty claims and faulty engineering, which may reduce our profitability.

Our customer contracts typically include a warranty for the services that we provide against certain defects in workmanship and material. Additionally, materials used in construction are often provided by the customer or are warranted against defects from the supplier. Certain projects have longer warranty periods and include facility performance warranties that may be broader than the warranties we generally provide. If warranty claims occurred, it could require us to re-perform the services or to repair or replace the warranted item, at a cost to us, and could also result in other damages if we are not able to adequately satisfy our warranty obligations. In addition, we may be required under contractual arrangements with our customers to warrant any defects or failures in materials we provide that we purchase from third parties. While we generally require suppliers to provide us warranties that are consistent with those we provide to our customers, if any of these suppliers default on their warranty obligations to us, we may incur costs to repair or replace the defective materials for which we are not reimbursed. Costs incurred because of warranty claims could adversely affect our business, financial condition, results of operations and cash flows.

Our business involves professional judgments regarding the planning, design, development, construction, operations and management of electric power transmission, distribution, commercial and industrial construction. Because our projects are often technically complex, our failure to make judgments and recommendations in accordance with applicable professional standards, including engineering standards, could result in damages. A significantly adverse or catastrophic event at one of our project sites or completed projects resulting from the services we have performed could result in significant warranty, professional liability, or other claims against us as well as reputational harm, especially if public safety is impacted. These liabilities could exceed our insurance limits or could impact our ability to obtain insurance in the future. In addition, customers, subcontractors or suppliers who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay us. An uninsured or underinsured claim could have an adverse impact on our business, financial condition, results of operations and cash flows.

Pandemic outbreaks of disease, such as the COVID-19 pandemic, have in the past had and may in the future have an adverse impact on our business, employees, liquidity, financial condition, results of operations and cash flows.

Future pandemic outbreaks of disease may further disrupt supply chains and create significant additional volatility and disruption of financial markets, which may require us to make changes to our business and, implement new health and safety protocols. Any such future health outbreaks could result in higher operating costs and could adversely impact our business, including certain operational, reporting, accounting or other processes. In addition, an extended period of remote work arrangements could impair our ability to effectively manage our business, and introduce additional operational risks, including but not limited to cybersecurity risks and increased vulnerability to security breaches, cyber-attacks, computer viruses, ransomware, or other similar events and intrusions.

We are unable to predict the ultimate impact of any pandemic outbreak of disease, which could adversely affect our business, financial condition, results of operations and cash flows. Such effects may be material and the potential impacts include, but are not limited to:

- disruptions in our supply chain due to transportation delays, travel restrictions, raw material cost increases and shortages, and closures of businesses or facilities;
- reductions in our operating effectiveness due to workforce disruptions or the unavailability of key personnel necessary to conduct our business activities; and
- volatility in the financial markets, which could have a negative impact on our ability to access capital and additional sources of financing in the future.

Should a future health outbreak persist for a prolonged period, any of the above factors and others that are unknown, may have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we cannot predict the ultimate impact of any pandemic outbreak of disease will have on our customers and suppliers, and any adverse impacts on these parties may have a material adverse impact on our business.

Third Party Partner Risks

Our dependence on customers, suppliers, subcontractors and equipment manufacturers has in the past and may in the future expose us to the risk of loss in our operations.

On certain projects, we rely on suppliers to obtain the necessary materials and subcontractors to perform portions of our services. For some projects we act in a limited capacity or as a subcontractor and rely on our customers to oversee the overall management of a project. We also rely on equipment manufacturers to provide us with the equipment required to conduct our operations. Although we are not dependent on any single customer, supplier, subcontractor or equipment manufacturer, any substantial limitation on the availability of required customers, suppliers, subcontractors or equipment manufacturers could negatively impact our operations. The risk of a lack of available suppliers, subcontractors or equipment manufacturers may be heightened as a result of market, governmental and economic conditions. We have in the past and may in the future experience difficulties in acquiring equipment or materials due to supply chain interruptions, including as a result of natural disasters, weather, labor disputes, pandemic outbreak of disease, tariffs, fire or explosions and power outages. To the extent we cannot engage subcontractors or acquire equipment or materials, we could experience losses in the performance of our operations. Successful completion of our contracts may depend on whether our customers, subcontractors or other third parties, successfully fulfill their contractual obligations. If our customers, subcontractors or other third parties, fail to perform their contractual obligations as a result of financial or other difficulties, or if our customers, subcontractors or other third parties, fail to meet the expected completion dates or quality standards, we may be required to incur additional costs or provide additional services in order to make up such shortfall and we may suffer damage to our reputation.

Our participation in joint ventures and other projects with third parties may expose us to liability for failures of our partners.

We may enter into joint venture or other strategic arrangements with other parties as part of our business operations. Success on a jointly performed project depends in large part on whether all parties satisfy their contractual obligations. Joint venture partners are generally jointly and severally liable for all liabilities and obligations of the joint venture. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities relating to claims or lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate or agreed upon share of a liability to compensate for the partner's shortfall. In addition, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, reduce our profit on the project or damage our reputation.

Regulatory and Environmental Risks

Legislative or regulatory actions relating to electricity transmission and clean energy may impact demand for our services.

Current and future legislative or regulatory actions may impact demand for our services, require utilities to meet reliability standards, and encourage installation of new electric transmission, distribution and clean energy generation facilities. However, it is unclear whether these initiatives will create sufficient incentives for projects or result in increased demand for our services.

Because most of our T&D revenue is derived from the electric utility industry, regulatory and environmental requirements affecting that industry could adversely affect our business, financial condition, results of operations and cash flows. Customers in the electric utility industry we serve face stringent regulatory and environmental requirements, as well as permitting processes, as they implement plans for their projects, which may result in delays, reductions and cancellations of some of their projects. These regulatory factors have resulted in decreased demand for our services in the past, and they may do so in the future, potentially impacting our operations and our ability to grow at historical levels, or at all.

In addition, while many states have mandates in place that require specified percentages of electricity to be generated from clean energy sources, states could reduce those mandates or make them optional, which could reduce, delay or eliminate clean energy development in the affected states. Additionally, clean energy is generally more expensive to produce and may require additional power generation sources as backup. The locations of clean energy projects are often remote and may not be viable unless new or expanded transmission infrastructure to transport the electricity to demand centers is economically feasible. Furthermore, funding for clean energy initiatives may not be available. These factors could result in fewer clean energy projects and a delay in the construction of these projects and the related infrastructure, which could negatively impact our business.

We have in the past and may in the future incur liabilities and suffer negative financial or reputational impacts relating to occupational health and safety matters, including those related to environmental hazards such as wildfires and other natural disasters.

Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, our industry involves a high degree of operational risk, and there can be no assurance that we will avoid significant liability exposure. Our business is subject to numerous safety risks, including electrocutions, fires, explosions, mechanical failures, weather-related incidents, transportation accidents and damage to equipment. Furthermore, we perform a significant amount of services for customers that operate electrical power infrastructure assets in locations and climates that are more susceptible to wildfires or other natural disasters. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large monetary claims and, in extreme cases, criminal liability. Members of our workforce have suffered serious injuries or fatalities in the past and may suffer additional serious injuries or fatalities in the future. Monetary claims for damages to persons, including claims for bodily injury or loss of life, could result in substantial costs and liabilities. In addition, we have in the past, and we may in the future, be subject to criminal penalties relating to occupational health and safety violations, which have resulted in and could in the future result in, substantial costs and liabilities. Any of the foregoing could result in financial loss, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our customers seek to minimize safety risks on their sites, and they frequently review the safety records of outside contractors during the bidding process. If our safety record were to substantially deteriorate, we could become ineligible to bid on certain work, and our customers could cancel our contracts and not award us future business.

Our failure to comply with environmental and other laws and regulations could result in significant liabilities.

Our past, current and future operations are subject to numerous environmental and other laws and regulations governing our operations, including the use, transport and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which hazardous substances or wastes were discharged by current or former operations at our facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or otherwise use our properties in ways such as collateral for possible financing. We could also be held liable for significant penalties and damages under certain environmental laws and regulations, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new permitting or cleanup requirements could require us to incur significant costs or become the basis for new or increased liabilities that could harm our business, financial condition, results of operations and cash flows. In certain instances, we have obtained indemnification or covenants from third parties (including our predecessor owners or lessors) for some or all of such cleanup and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs.

Legislative and regulatory proposals to address greenhouse gas emissions could result in a variety of regulatory programs, additional charges to fund energy efficiency activities, or other regulatory actions. Any of these actions could result in increased costs associated with our operations and impact the prices we charge our customers. If new regulations are adopted regulating greenhouse gas emissions from mobile sources such as cars and trucks, we could experience a significant increase in environmental compliance costs due to our large fleet. In addition, if our operations are perceived to result in high greenhouse gas emissions, our reputation could suffer.

We are also subject to laws and regulations protecting endangered species, artifacts and archaeological sites. We may incur work stoppages to avoid violating these laws and regulations, or we may risk fines or other sanctions for accidentally or willfully violating these laws and regulations. We are also subject to immigration laws and regulations, for which noncompliance could be material and adversely affect our business, financial condition, results of operations and cash flows.

Furthermore, failure to obtain permitting, right-of-way access and other tactical considerations prior to the commencement of work could delay the commencement of work on projects or cause modifications of work plans, potentially resulting in lower margins. We generally plan for certain up-front time and other costs to obtain required permitting and right-of-way access and for other tactical challenges prior to the commencement of work on our projects. Delays in obtaining, or the inability to obtain, permits or right-of-way access, could negatively impact our margins due to additional cost and unabsorbed overhead resulting from under-utilized personnel and equipment. Additionally, we may encounter unexpected tactical issues on the site which could lead to unanticipated costs and delays, which we may not be able to recover from our customers.

Our business may be affected by seasonal and other variations, including severe weather conditions and the nature of our work environment.

Although our revenues are primarily driven by spending patterns in our customers' industries, our revenues and results of operations can be subject to seasonal variations, particularly in our T&D segment. These variations are influenced by weather, hours of daylight, customer spending patterns, available system outages from utilities and holidays, and can have a significant impact on our gross margins. Our profitability may decrease during abnormal or inclement weather conditions because work performed during these times may be restricted and more costly to complete. Additionally, our T&D customers often cannot remove their T&D lines from service during the summer months when consumer demand for electricity is at its peak, delaying the demand for our maintenance and repair services. Furthermore, our work is performed under a variety of conditions, including but not limited to, difficult terrain, difficult site conditions and large urban centers where delivery of materials and availability of labor may be impacted and sites which may have been exposed to harsh and hazardous conditions. Our working capital needs are also influenced by the seasonality of our business.

Opportunities associated with government contracts could lead to increased governmental regulation applicable to us.

Most government contracts are awarded through a regulated competitive bidding process. If we were to be successful in being awarded government contracts, significant costs could be incurred by us before any revenues were realized from these contracts. Government agencies may review a contractor's performance, cost structure and compliance with applicable laws, regulations and standards. If government agencies determine through these reviews that costs were improperly allocated to specific contracts, they will not reimburse the contractor for those costs or may require the contractor to refund previously reimbursed costs. If government agencies determine that we engaged in improper activity, we may be subject to civil and criminal penalties. Government contracts are also subject to renegotiation of profit and termination by the government prior to the expiration of the term and are susceptible to a government shutdowns or a change in budgetary priorities which could lead to the cancellation of the award, unanticipated costs and delays.

We are subject to risks associated with climate change including financial risks and physical risks such as an increase in extreme weather events (such as floods, wildfires or hurricanes), rising sea levels and limitations on water availability and quality.

Climate change may create physical and financial risk. Physical risks from climate change could, among other things, include an increase in extreme weather events (such as floods, wildfires or hurricanes), rising sea levels and limitations on water availability and quality. Such extreme weather conditions may limit the availability of resources, increasing the costs of our projects, or may cause projects to be delayed or cancelled. Certain risks associated with climate change could include but are not limited to:

- changes in insurance coverage, availability of coverage, availability of adequate insurance limits, higher insurance premiums, and larger self-insured retentions/deductibles,
- changes in market demand based on climate change as well as legal and regulatory requirements and trends,
- operational disruptions and accompanying project inefficiencies and delays that may not be recoverable from clients due to severe weather events and changes in weather patterns,
- damage from severe weather events to construction work in progress,
- damage to our assets from severe weather events,
- reputational risk due to perceptions of the company's sustainability efforts, and
- increased reporting and compliance costs due to new regulatory requirements, customer, shareholder, and stakeholder requests targeting climate change.

Additionally, legislative and regulatory responses related to climate change and new interpretations of existing laws through climate change litigation may also negatively impact our operations. The cost of additional environmental regulatory requirements could impact the availability of goods and increase our costs. International treaties or accords could also have an impact on our business to the extent they lead to future governmental regulations. Compliance with any new laws or regulations regarding the reduction of greenhouse gases could result in significant changes to our operations and a significant increase in our cost of conducting business.

From time to time, we establish strategies and expectations related to climate change and other environmental matters. Our ability to achieve any such strategies or expectations is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include, but are not limited to, evolving legal, regulatory, and other standards, processes, and assumptions, the pace of scientific and technological developments, increased costs, the availability of requisite financing, and changes in carbon markets. Failures or delays (whether actual or perceived) in achieving our strategies or expectations related to climate change and other environmental matters could adversely affect our business, operations, and reputation, and increase risk of litigation.

Accounting Risks

Our use of percentage-of-completion accounting could result in a reduction or reversal of previously recognized revenues and profits.

A significant portion of our revenues is recognized over the contract term based on costs incurred under the cost-to-cost method. This method is used because management believes costs incurred best represent the amount of work completed and remaining on our projects and is the most common basis for computing percentage of completion in our industry. The percentage-of-completion accounting practice we use results in our recognizing contract revenues and earnings ratably over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Contract losses are recognized in full when determined, and contract profit estimates are adjusted based on ongoing reviews of contract profitability. In addition, we record adjustments to estimated costs of contracts when we believe the change in estimate is probable and the amounts can be reasonably estimated. These adjustments could result in both increases and decreases in profit margins. Actual results could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results from Operations — Critical Accounting Policies" and in the notes to our Financial Statements, for a discussion on how percentage-of-completion accounting impacts our business.

Our financial results are based upon estimates and assumptions that may differ from actual results.

In preparing our financial statements in conformity with generally accepted accounting principles in the United States ("GAAP"), estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events. These estimates and assumptions cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated. In some cases, these estimates are particularly difficult to determine, and we must exercise significant judgment.

The most significant estimates we use are related to costs to complete contracts, pending change orders and claims, shared savings, insurance reserves, income tax reserves, estimates surrounding stock-based compensation, acquisition-related contingent earn-out consideration liabilities, the recoverability of goodwill and intangibles, and accounts receivable reserves.

Our business, financial condition, results of operations and cash flows could be adversely affected by impairments to goodwill, other intangible assets, receivables, long-lived assets or investments. For example, when we acquire a business, we record goodwill in an amount equal to the amount we paid for the business minus the fair value of the net tangible assets and other intangible assets of the acquired business. Goodwill and other intangible assets that have indefinite useful lives cannot be amortized, but instead must be tested at least annually for impairment. For additional description on this impairment testing, please read Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — "Goodwill and Intangibles". Any future impairments, including impairments of goodwill, intangible assets, long-lived assets or investments, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Pricing and Cost Risks

Our actual costs may be greater than expected in performing our fixed-price and unit-price contracts.

We generate a significant portion of our revenues and profits under fixed-price and unit-price contracts. We must estimate the costs of completing a particular project when we bid for these types of contracts. The actual cost of labor and materials, however, may vary from the costs we originally estimated and we may not be successful in recouping additional costs from our customers. These variations, along with other risks inherent in performing fixed-price and unit-price contracts, may cause actual revenue and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects due to changes in a variety of factors such as:

- failure to properly estimate costs of engineering, material, equipment or labor;
- inefficient labor performance;
- unanticipated technical problems with the materials or services being supplied by us, which may require us to incur additional costs to remedy the problem;
- project modifications that create unanticipated costs;
- changes in the costs or availability of equipment, materials, labor or subcontractors;
- the failure of our customers, suppliers, subcontractors or other third parties to perform;
- difficulties in our customers obtaining required governmental permits or approvals;
- site conditions that differ from those assumed in the original bid;
- the availability and skill level of workers in the geographic location of the project;
- an increase in the cost of fuel or other resources;
- changes in, or our interpretations of, local laws and regulations;
- delays caused by local weather conditions, third parties or customers; and
- quality issues requiring rework.

An increase in the cost or availability for items such as materials, parts, commodities, equipment and tooling may also be impacted by trade regulations, tariffs, global relations, wars, taxes, transportation costs and inflation which could adversely affect our business.

For certain contracts, we are exposed to market risks that may cause increases in the cost, or the availability of, parts, commodities, equipment and tooling, utilized in our operations. We have in the past been, and may in the future be impacted by, delays and cost volatility of these items due to supply chain disruptions, inflationary pressures, tariffs and regulatory slowdowns. In addition, our customers' capital budgets may be impacted by cost increases and reduced customer spending could lead to fewer project awards and more competition. These costs could be materially impacted by general market conditions and other factors, including U.S. trade relationships with other countries or the imposition of tariffs. We are also exposed to increases in energy prices, particularly as they relate to fuel prices for our fleet vehicles. While we believe we can increase our prices to adjust for cost increases, there can be no assurance that future cost increases would be recoverable. Additionally, some of our fixed price contracts do not allow us to adjust our prices and, as a result, increases in the cost of parts, commodities, equipment and tooling or fuel costs could reduce our profitability with respect to such projects and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Capital and Credit Risks

We may not be able to compete for, or work on, certain projects if we are not able to obtain necessary bonds, letters of credit, bank guarantees or other financial assurances.

Many of our contracts require that we provide security to our customers for the performance of their projects in the form of bonds, letters of credit, bank guarantees or other financial assurances. Current or future market conditions, including losses incurred in the construction industry or as a result of large corporate bankruptcies, as well as changes in our sureties' assessment of our operating and financial risk, could cause our surety providers and lenders to decline to issue or renew, or substantially reduce the amount of, bid or performance bonds for our work and could increase our costs associated with collateral. These actions could be taken on short notice. If our surety providers or lenders were to limit or eliminate our access to bonding, letters of credit or guarantees, our alternatives would include seeking capacity from other sureties and lenders, finding more business that does not require bonds or allows for other forms of collateral for project performance, such as cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all, which could affect our ability to bid for or work on future projects requiring financial assurances.

We have also granted security interests in various assets to collateralize our obligations to our sureties and lenders. Furthermore, under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing any bonds. If we were to experience an interruption or reduction in the availability of bonding capacity as a result of these or any other reasons, we may be unable to compete for or work on certain projects that would require bonding.

Unfavorable developments affecting the banking and financial services industry could adversely affect our business, liquidity and financial condition and overall results of operations.

Actual events, concerns or speculation about disruption or instability in the banking and financial services industry, such as liquidity constraints, the failure of individual institutions, or the inability of individual institutions or the banking and financial service industry generally to meet their contractual obligations, could significantly impair our access to capital, delay access to deposits or other financial assets, or cause actual loss of funds subject to cash management arrangements. Similarly, these events, concerns or speculation could result in less favorable financing terms such as higher interest rates or costs and stricter covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Additionally, our customers also could be adversely affected by these risks, which in turn could result in their committing a breach or default under their contractual agreements with us, their insolvency or bankruptcy, or other adverse effects. Any decline in available funding, limitation on access to our cash and liquidity resources, or non-compliance of banking and financial services counterparties with their contractual commitments to us could, among other risk, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Employee Risks

Work stoppages or other labor issues with our unionized workforce could adversely affect our business, and we may be subject to unionization attempts.

As of December 31, 2024, approximately 87% of our craft labor employees were covered by collective bargaining agreements. Although most of these agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages could adversely impact our relationships with our customers and could cause us to lose business, resulting in decreased revenues. From time to time, we have experienced attempts to unionize our nonunion businesses. Such efforts often delay work and present the risk of labor unrest. If nonunion employees were to unionize, we could experience higher ongoing labor costs.

Multi-employer pension plan obligations related to our unionized workforce could adversely impact our earnings.

Our collective bargaining agreements may require us to participate with other companies in various multi-employer pension plans. To the extent that we participate in any multi-employer pension plans that are underfunded, the Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, may subject us to substantial liabilities under those plans if we were to withdraw from them, if they were terminated or experience a mass withdrawal. Furthermore, the Pension Protection Act of 2006, as amended, imposes additional funding and operational rules applicable to plan years beginning after 2007 for multi-employer pension plans that are classified as either "endangered," "seriously endangered" or "critical" status. Plans in these classifications must adopt measures to improve their funded status, which may require additional employer contributions and/or modifications to employee benefits based on future union wages paid.

Although we are not currently aware of any potential significant liabilities to us as a result of these plans being classified as being in a "critical" or "endangered" status, our future financial results could be impacted by the amended funding rules.

Cybersecurity and Information Technology Risks

We rely on information, communications and data systems in our operations and we or our business partners may be subject to failures, interruptions or breaches of such systems, which could affect our operations or our competitive position, expose sensitive information or damage our reputation.

We and our business partners are heavily reliant on information and communications technology and related systems to conduct our business. We also rely on third-party software and information technology to run certain of our critical accounting, project management and financial information systems. Furthermore, in connection with our business we may collect and retain personally identifiable and other sensitive information of our customers and personnel, all of which expect that we will adequately protect such information. The failure of these systems to operate effectively or problems with transitioning to upgraded or replacement systems could cause delays and reduce the efficiency of our operations, which could have a material adverse effect on our business, financial position, results of operations and cash flows, and significant costs could be incurred to remediate any problem.

Increased IT security threats and more sophisticated computer crimes, including advanced persistent threats, computer viruses, ransomware, other types of malicious code, hacking, phishing and social engineering schemes designed to provide access to our networks or data, pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our data. If the IT systems, networks or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of sensitive information, we may suffer interruptions in our ability to manage operations, be subject to government enforcement actions, litigation, and reputational, competitive and business harm which may adversely impact our business, financial position, results of operations and cash flows, competitive position and reputation.

As techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. As cyber threats continue to evolve, we may be required to expend additional resources to comply with new cyber-related regulations, continue to enhance our information security measures or investigate and remediate any information security vulnerabilities. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service. This could also impact the cost and availability of cyber insurance to us. While we maintain cybersecurity insurance, costs related to a cyberattack may exceed the amount of our insurance coverage or may be excluded under the terms of our cybersecurity insurance policy. Additionally, due to recent increases in cyber losses by the insurance industry, cyber insurance coverage may be limited and/or subject to a significant increase in cost. Furthermore, our relationships with, and access provided to, third parties and their vendors may create difficulties in anticipating and implementing adequate preventative measures or mitigating harms after an attack or breach occurs.

During the normal course of business, we have experienced and expect to continue to experience attempts to compromise our information and communications technology and related systems. To date, no cybersecurity incident or attack has had a material impact on our business or results of operations. If a material, actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed and we could lose customers. Any such material disruptions or breaches of security would have a material adverse effect on our business, financial position, results of operations and cash flows.

In addition, current and future laws and regulations governing data privacy and the unauthorized disclosure of confidential information may pose complex compliance challenges and/or result in additional costs. A failure to comply with such laws and regulations could result in penalties or fines, legal liabilities and/or harm our reputation. The continuing and evolving threat of cyber-attacks has also resulted in increased regulatory focus on risk management and prevention. New cyber-related regulations or other requirements could cause us to incur significant costs, which could have an adverse effect on our business, financial position, results of operations and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company's Board of Directors has oversight of risks from cybersecurity threats. The Board reviews cybersecurity risks as part of its overall risk management oversight and specifically reviews cybersecurity in detail at least annually. The Board relies on management and its use of the third-party consultants for expertise for assessing and managing the Company's risks from cybersecurity threats. In conjunction with management, the Board considers the nature of the work provided by the Company's operations, the potential impact of a cybersecurity event, costs, potential likelihood of an event, prior events, and benefits in its general oversight of the cybersecurity risk management.

We have experienced targeted and non-targeted cybersecurity attacks and incidents in the past that have resulted in unauthorized persons gaining access to our information and systems, and we could in the future experience similar attacks. To date, no cybersecurity incident or attack, or any risk from cybersecurity threats, has materially affected or has been determined to be reasonably likely to materially affect the Company or our business strategy, results of operations, or financial condition.

See also "Item 1A. Risk Factors — Cybersecurity and Information Technology Risks."

Item 2. Properties

Our principal executive offices are located at 12121 Grant Street, Suite 610, Thornton, Colorado 80241, the lease term of which expires on November 30, 2029. In addition to our executive offices, certain legal, accounting and other personnel are located in this building. As of December 31, 2024, we owned 19 operating facilities and leased many other properties in various locations throughout our service territories. Most of our properties are used as operational offices or for fleet operations. We believe that our facilities are adequate for our current operating needs. We do not believe that any owned or leased facility is material to our operations and, if necessary, we could obtain replacement facilities for our leased facilities.

Item 3. Legal Proceedings

We are, from time to time, party to lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil and criminal penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on our financial position, results of operations, or cash flows.

We are routinely subject to other civil claims, litigation and arbitration, and regulatory investigations arising in the ordinary course of our past and present businesses as well as in respect of our divested businesses. Some of these include claims related to our services and operations, and we believe that we have strong defenses to these claims as well as insurance coverage that will contribute to any settlement or liability in the event these claims are not resolved in our favor. These claims have not had a material impact on us to date, and we believe the likelihood that a future material adverse outcome will result from these claims is remote. However, if facts and circumstances change in the future, we cannot be certain that an adverse outcome of one or more of these claims would not have a material adverse effect on our financial condition, results of operations, or cash flows.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our common stock, par value $0.01, is listed on The Nasdaq Global Market under the symbol "MYRG."

Holders of Record

As of February 21, 2025, we had 6 holders of record of our common stock. This number does not include shareholders whose shares are held in the names of banks, security brokers, dealers, and registered clearing agencies.

Dividend Policy

We have neither declared nor paid any cash dividend on our common stock since our common stock began trading publicly on August 12, 2008. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to compliance with legal requirements and covenants under any existing financing agreements, which may restrict or limit our ability to declare or pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors may deem relevant.

Purchases of Common Stock

We did not purchase any shares of common stock in October, November or December of 2024. On May 6, 2024, the Company announced that its Board of Directors had authorized a new $75.0 million share repurchase program (the "Repurchase Program"), which became effective on May 9, 2024. The Company exhausted substantially all of the funds available to repurchase shares of the Company's common stock under the Repurchase Program. The Repurchase Program expired on November 8, 2024.

Performance Graph

The following Performance Graph and related information shall be deemed "furnished" and not "filed" for purposes of Section 18 of the Exchange Act, and such information shall not be incorporated by reference into any future filing under the Securities Act or the Exchange Act except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares, for the period from December 31, 2019 to December 31, 2024, the cumulative total shareholder return on our common stock with the cumulative total return on the Standard & Poor's 500 Index (the "S&P 500 Index"), the Russell 2000 Index, and a peer group index selected by our management that includes eleven publicly traded companies within our industry (the "Peer Group"). The comparison assumes that $100 was invested on December 31, 2019 and further assumes any dividends were reinvested quarterly. The stock price performance reflected on the following graph is not necessarily indicative of future stock price performance.

The companies in the Peer Group were selected because they comprise a broad group of publicly traded companies, each of which has some operations similar to ours. When taken as a whole, the Peer Group more closely resembles our total business than any individual company in the group while reducing the impact of a significant change in any one of the Peer Group company's stock price. The Peer Group is composed of the following companies:

Astec Industries, Inc.	Granite Construction Incorporated	Primoris Services Corporation*
Comfort Systems USA, Inc.	IES Holdings, Inc.	Quanta Services, Inc.*
Dycom Industries, Inc.	MasTec, Inc.*	Tetra Tech, Inc.
EMCOR Group*	Matrix Service Company	

_____

*   Considered our core group of peers with a more significant portion of operations being similar to ours than the overall group. Graph presents entire Peer Group.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among MYR Group, Inc., the S&P 500 Index, the Russell 2000 Index, and a Peer Group



*$100 invested on 12/31/2019 in stock or including reinvestment of dividends. Fiscal year ending December 31.

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
MYR Group Inc.	100.00	184.41	339.21	282.51	443.79	456.49
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
Russell 2000	100.00	119.96	137.74	109.59	128.14	142.93
Peer Group	100.00	130.49	187.69	197.73	273.54	453.09

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This management's discussion and analysis provides a narrative on the Company's financial performance and condition that should be read in conjunction with the other sections of this report, including the Financial Statements and related notes contained in Item 8 of this Annual Report on Form 10-K. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in "Forward-Looking Statements" and "Risk Factors." We assume no obligation to update any of these forward-looking statements.

Presentation of Information

The discussion that follows includes a comparison of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2024 and 2023. For a discussion of changes from the fiscal year ended December 31, 2023 to the fiscal year ended December 31, 2022, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023 (filed February 28, 2024).

Overview-Introduction

We are a holding company of specialty electrical construction service providers that was established in 1995 through the merger of long-standing specialty contractors. Through our subsidiaries, we serve the electric utility infrastructure, commercial and industrial construction markets. We manage and report our operations through two electrical contracting service segments: Transmission and Distribution ("T&D") and Commercial and Industrial ("C&I").

We have operated in the transmission and distribution industry since 1891. We are one of the largest U.S. contractors servicing the T&D sector of the electric utility industry and provide T&D services throughout the United States and in Ontario, Canada. Our T&D customers include many of the leading companies in the electric utility industry. We have provided electrical contracting services for commercial and industrial construction since 1912. Our C&I segment provides services in the United States and in western Canada. Our C&I customers include general contractors and facility owners. We strive to maintain our status as a preferred provider to our T&D and C&I customers.

We believe that we have a number of competitive advantages in both of our segments, including our skilled workforce, extensive centralized fleet, proven safety performance and reputation for timely completion of quality work that allows us to compete favorably in our markets. In addition, we believe that we are better capitalized than some of our competitors, which provides us with valuable flexibility to take on additional and more complex projects.

We had revenues for the year ended December 31, 2024 of $3.36 billion compared to $3.64 billion for the year ended December 31, 2023. For the year ended December 31, 2024, net income was $30.3 million compared to $91.0 million for the year ended December 31, 2023.

Overview-Segments

Transmission and Distribution segment.   Our T&D segment provides comprehensive solutions to providers in the electric utility industry. Our T&D segment generally serves the electric utility industry as a prime contractor to customers such as investor-owned utilities, cooperatives, private developers, government-funded utilities, independent power producers, independent transmission companies, industrial facility owners and other contractors. We have long-standing relationships with many of our T&D customers who rely on us to construct and maintain reliable electric and other utility infrastructure. Our T&D segment provides a broad range of services on electric transmission and distribution networks, substation facilities, clean energy projects and electric vehicle charging infrastructure, which include design, engineering, procurement, construction, upgrade and maintenance and repair services. Our T&D services include the construction and maintenance of high voltage transmission lines, substations and lower voltage underground and overhead distribution systems, clean energy projects and electric vehicle charging infrastructure. We also provide many services to our customers under multi-year master service agreements ("MSAs") and other variable-term service agreements.

For the year ended December 31, 2024, our T&D revenues were $1.88 billion, or 55.9%, of our revenue, compared to $2.09 billion, or 57.3%, of our revenue for the year ended December 31, 2023 and $1.75 billion, or 58.0%, of our revenue for the year ended December 31, 2022. Revenues from transmission projects represented 60.6%, 66.1%, and 62.1% of T&D segment revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Our T&D segment also provides restoration services in response to hurricanes, ice storms or other storm related events, which accounted for less than 5% of our annual revenues in 2024, 2023 and 2022.

Measured by revenues in our T&D segment, we provided 43.9%, 52.7% and 47.8% of our T&D services under fixed-price contracts during the years ended December 31, 2024, 2023 and 2022, respectively.

Commercial and Industrial segment.   Our C&I segment provides a wide range of services including design, installation, maintenance and repair of commercial and industrial wiring, the installation of intelligent transportation systems, roadway lighting, signalization and electric vehicle charging infrastructure. In our C&I segment, we generally provide our electric construction and maintenance services as a subcontractor to general contractors in the C&I industry as well as directly to facility owners. We have a diverse customer base with many long-standing relationships. We concentrate our efforts on projects where our technical and project management expertise is critical to successful and timely execution. The majority of C&I contracts cover electrical contracting services for airports, hospitals, data centers, hotels, stadiums, commercial and industrial facilities, clean energy projects, manufacturing plants, processing facilities, water/waste-water treatment facilities, mining facilities, intelligent transportation systems, roadway lighting, signalization and electric vehicle charging infrastructure.

For the year ended December 31, 2024, our C&I revenues were $1.48 billion, or 44.1%, of our revenue, compared to $1.55 billion, or 42.7%, of our revenue for the year ended December 31, 2023 and $1.26 billion, or 42.0%, of our revenue for the year ended December 31, 2022.

Measured by revenues in our C&I segment, we provided 81.2%, 82.0% and 83.3% of our services under fixed-price contracts for the years ended December 31, 2024, 2023 and 2022, respectively.

Overview-Revenue and Gross Margins

Revenue Recognition.   We recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that we expect to be entitled to in exchange for goods or services provided. Revenue associated with contracts with customers is recognized over time as our performance creates or enhances customer controlled assets or creates or enhances an asset with no alternative use, for which we have an enforceable right to receive compensation as defined under the contract. To determine the amount of revenue to recognize over time, we utilize the cost-to-cost method as we believe cost incurred best represents the amount of work completed and remaining on our projects, and is the most common basis for computing percentage of completion in our industry. As the cost-to-cost method is driven by incurred cost, we calculate the percentage of completion by dividing costs incurred to date by the total estimated cost. The percentage of completion is then multiplied by estimated revenues to determine inception-to-date revenue. Revenue recognized for the period is the current inception-to-date recognized revenue less the prior period inception-to-date recognized revenue. If a contract is projected to result in a loss, the entire contract loss is recognized in the period when the loss was first determined and the amount of the loss is updated in subsequent reporting periods. Additionally, contract costs incurred to date and expected total contract costs are continuously monitored during the term of the contract. Changes in the job performance, job conditions and final contract settlements are factors that influence management's assessment of total contract value and the total estimated costs to complete those contracts, and therefore, profit and revenue recognition.

Gross Margins.   Our gross margin can vary between periods as a result of many factors, some of which are beyond our control. These factors include: the mix of revenue derived from the industries we serve, the size and duration of our projects, the mix of business conducted in different parts of the United States and Canada, the mix of our contract types, the mix of service and maintenance work compared to new construction work, the amount of work that we subcontract, the amount of material we supply, changes in labor, equipment or insurance costs, seasonal and abnormal weather patterns, changes in fleet utilization, pricing pressures due to competition, efficiency of work performance, fluctuations in commodity prices of materials, delays in the timing of projects and other factors. The gross margins we record in the current period may not be indicative of margins in future periods.

Overview-Economic, Industry and Market Factors

We operate in competitive markets, which can result in pricing pressures for the services we provide. Work is often awarded through a bidding and selection process, where price is always a principal factor. We generally focus on managing our profitability by: selecting projects that we believe will provide attractive margins; actively monitoring the costs of completing our projects; holding customers accountable for costs related to changes to contract specifications and rewarding our employees for controlling costs.

The demand for construction and maintenance services from our customers has been, and will likely continue to be, cyclical in nature and vulnerable to downturns in the markets we serve as well as the economy in general. The financial condition of our customers and their access to capital, variations in the margins of projects performed during any particular period, and regional and national economic conditions in the United States and Canada may materially affect results. Project schedules, particularly in connection with larger, multi-year projects, can also create fluctuations in our revenues. Other market and industry factors, such as changes to our customers' capital spending plans or delays in regulatory approvals can affect project schedules. Changes in technology, tax and other incentives and new or changing regulatory requirements affecting the industries we serve can impact demand for our services. While we actively monitor economic, industry and market factors affecting our business, we cannot predict the impact such factors may have on our future results of operations, liquidity and cash flows. As a result of economic, industry and market factors, our operating results in any particular period or year may not be indicative of the results that can be expected for any other period or for any other year.

Overview-Seasonality and Nature of Our Work Environment

Although our revenues are primarily driven by spending patterns in our customers' industries, our revenues and results of operations, particularly those derived from our T&D segment, can be subject to seasonal variations. These variations are influenced by weather, daylight hours, availability of system outages from utilities, and holidays. During the winter months, demand for our T&D work may be high, but our work can be delayed due to inclement weather. During the summer months, the demand for our T&D work may be affected by fewer available system outages, due to peak electrical demands caused by warmer weather, which limits our ability to perform electrical line service work. During the spring and fall months, the demand for our T&D work may increase due to improved weather conditions and system availability; however, extended periods of rain and other severe weather can affect the deployment of our crews and efficiency of operations. Furthermore, our work is performed under a variety of conditions in different locations, including but not limited to, difficult terrain, sites which may have been exposed to harsh and hazardous conditions, and in large urban centers where delivery of materials and availability of labor may be impacted.

We also provide storm restoration services to our T&D customers. These services tend to have a higher profit margin. However, storm restoration service work that is performed under an MSA typically has similar rates to other work under the agreement. In addition, deploying employees on storm restoration work may, at times, delay work on other transmission and distribution work. Storm restoration service work is unpredictable and can affect results of operations.

Outlook

Our business is directly impacted by the level of spending on T&D infrastructure and the level of C&I electrical construction activity across the United States and Canada. We are optimistic about infrastructure spending and believe related investment activity will continue to positively impact both our T&D and C&I markets for the foreseeable future. We believe that regulatory reform, increased electricity demand, state clean energy portfolio standards, the aging of the electric grid, and potential overall improvement of the economy will positively impact the level of spending by our customers in all of the markets we serve. Although competition remains strong, we see these trends as positive factors for us in the future.

We believe legislative actions aimed at supporting infrastructure improvements in the United States may positively impact long-term demand, particularly in connection with electric power infrastructure, transportation and clean energy spending. We believe legislative actions are likely to provide greater long-term opportunity in both of our reporting segments.

We believe there is an ongoing need for utilities to sustain investment in their transmission systems to improve reliability, reduce congestion, connect to new clean energy sources and support future load growth. Consequently, we believe we will continue to see continued bidding activity on large transmission projects going forward. The timing of multi-year transmission project awards and substantial construction activity is difficult to predict due to regulatory requirements and the permitting needed to commence construction. Significant construction on any large, multi-year projects awarded in 2025 will not likely have a large impact on our 2025 results. Bidding and construction activity for small to medium-size transmission projects and upgrades remain active, and we expect this trend to continue.

We believe there is a need for further investment by utilities on their distribution systems to properly maintain or meet reliability requirements. We continue to see strong bidding activity in some of our electric distribution markets. We believe the increased storm activity and destruction caused by wildfires will cause a push to strengthen utility distribution systems against catastrophic damage. Distribution systems may also require upgrades to accommodate additional distributed energy resources and increased electrification. We expect to see an increase in the distribution market opportunities during in 2025.

We believe the increasing demand for electricity associated with additional power requirements, driven by increased electrification associated with new technologies, including the emergence and adoption of artificial intelligence technologies as well as increased power needs connected to the reshoring of manufacturing, will require significant investment by our customers in both of our reporting segments.

Our C&I bidding opportunities remain strong and we believe we will see continued opportunities in the primary markets we serve such as transportation, data centers, health care, clean energy and warehousing. However, we may experience unanticipated volatility associated with potential policy changes and tariffs.

In addition, the United States has experienced decades of underfunded economic expansion and aging infrastructure that have challenged the capacity of public water and transportation infrastructure forcing states and municipalities to seek creative means to fund needed expansion and repair. We believe the need for expanding public infrastructure in both the United States and Canada will offer opportunity in our C&I segment for several years. Legislation and regulation that promotes domestic manufacturing could also create opportunity for our C&I segment. We expect the long-term growth in our C&I segment to generally track the overall growth of the regions we serve.

We continued to implement strategies that further expand our capabilities and effectively allocate capital. We have maintained a strong balance sheet, while also supporting our organic growth with capital expenditures and working capital and repurchasing our shares. During 2024 and 2023, the Company repurchased 643,549 and 25,042 shares, respectively of its common stock under repurchase programs at a weighted-average price of $116.54 and $114.55 per share, respectively. We believe the borrowing availability under our $490 million revolving credit facility and future cash flow from operations will enable us to support the organic growth of our business, pursue acquisitions and opportunistically repurchase shares.

We continue to manage our increasing operating costs, including increasing insurance, equipment, labor and material costs. We believe that our financial position, positive cash flows and other operational strengths will enable us to respond to challenges and uncertainties in the markets we serve and give us the flexibility to successfully execute our strategy. We continue to invest in developing key management and craft personnel in both our T&D and C&I segments and in procuring the specific specialty equipment and tooling needed to win and execute projects of all sizes and complexity. In 2024 and 2023, we invested in capital expenditures of approximately $75.9 million and $84.7 million, respectively. Most of our capital expenditures supported opportunities in our T&D business. We plan to continue to evaluate our needs for additional equipment and tooling.

Understanding Backlog

We define backlog as our estimated revenue on uncompleted contracts, including the amount of revenue on contracts for which work has not begun, less the revenue we have recognized under such contracts. Backlog may not accurately represent the revenues that we expect to realize during any particular period. Several factors, such as the timing of contract awards, the type and duration of contracts, and the mix of subcontractor and material costs in our projects, can impact our backlog at any point in time. Some of our revenue does not appear in our periodic backlog reporting because the award of the project, as well as the execution of the work, can all take place within the period. For many of our unit-price, time-and-equipment, time-and-materials and cost-plus contracts, we only include projected revenue for a three-month period in the calculation of backlog, although these types of contracts are generally awarded as part of MSAs that typically have a one- to three-year duration from execution. Additionally, the difference between our backlog and remaining performance obligations is due to the exclusion of a portion of our MSAs under certain contract types from our remaining performance obligations as these contracts can be canceled for convenience at any time by us or the customer without considerable cost incurred by the customer. Our backlog includes projects that have a written award, a letter of intent, a notice to proceed or an agreed upon work order to perform work on mutually accepted terms and conditions. Our estimated backlog also includes our proportionate share of our unconsolidated joint venture contracts.

Changes in backlog from period to period are primarily the result of fluctuations in the timing of awards, type of awards and revenue recognition of contracts. Backlog should not be relied upon as a stand-alone indicator of future events.

Understanding Gross Margins

Our gross margin is gross profit expressed as a percentage of revenues. Gross profit is calculated by subtracting contract costs from revenue. Contract costs consist primarily of salaries, wages and benefits to employees, depreciation, fuel and other equipment expenses, equipment rentals, subcontracted services, insurance, facilities expenses, materials and parts and supplies. Various factors affect our gross margins on a quarterly or annual basis, including those listed below.

Performance Risk.   Margins may fluctuate because of the volume of work and the impacts of pricing and job productivity, which can be impacted both favorably and negatively by customer decisions and crew productivity, as well as other factors. When comparing a service contract between periods, factors affecting the gross margins associated with the revenues generated by the contract may include pricing under the contract, the volume of work performed under the contract, the mix of the type of work specifically being performed, the availability of labor resources at expected labor rates and the productivity of the crews performing the work. Productivity can be influenced by many factors including the experience level of the crew, whether the work is on an open or encumbered right of way, weather conditions, geographical conditions, trade stacking, performance of other sub-trades, schedule changes, effects of environmental restrictions, equipment availability and regulatory and permitting delays.

Revenue Mix and Contract Terms.   The mix of revenue derived from the industries we serve will impact gross margins. Changes in our customers' spending patterns in each of the industries we serve can cause an imbalance in supply and demand and, therefore, affect margins and mix of revenue by industry served. Storm restoration services typically command higher profit margins than other maintenance services. Seasonal and weather factors, as noted below, can impact the timing at which customers perform maintenance and repairs, which can cause a shift in the revenue mix. Some of our time-and-equipment, time-and-materials and cost-plus contracts include shared savings clauses, in which the contract includes a target price and we agree to share savings from that target price with our customer. Additionally, new construction work has a higher gross margin than maintenance and repair work. New construction work is often obtained on a fixed-price basis, which carries a higher risk than other types of pricing arrangements because a contractor can bear the risk of increased expenses. As such, we generally bid fixed-price contracts with higher profit margins. We typically derive approximately 25% to 45% of our revenue from maintenance and repair work that is performed under pre-established or negotiated prices or cost-plus pricing arrangements which generally allow us a set margin above our costs. Thus, the mix between new construction work, at fixed-price, and maintenance and repair work, at cost-plus, in a given period will impact gross margin in that period. The timing of accounting recognition of such savings can impact our margins. In addition, change orders and claims can impact our margins. Costs related to change orders and claims are recognized in contract costs when incurred, but revenue related to change orders is only recognized when it is probable that the change order will result in an addition to contract value and can be reliably estimated, whereas revenue related to claims is recognized only to the extent that contract costs related to the claim have been incurred and when it is probable that the claim will result in an addition to contract value which can be reliably estimated. Generally, no profit is recognized on a claim until final settlement occurs.

Seasonal, Weather and Geographical.   Seasonal and changing patterns, primarily related to weather conditions and the availability of system outages, can have a significant impact on gross margins in a given period. It is typical during the winter months that parts of the country may experience snow or rainfall, which can affect our crews' ability to work efficiently. Recent abnormal weather patterns including those related to excessive rainfall and increased thaw and freeze cycles also affect our crews' ability to work efficiently. Additionally, our T&D customers often cannot remove their T&D lines from service during the summer months, when consumer demand for electricity is at its peak, delaying maintenance and repair services. In both cases, projects may be delayed or temporarily placed on hold. Conversely, in periods when weather remains dry and temperatures are moderate, more work can be done, sometimes with less cost, which would have a favorable impact on gross margins. The mix of business conducted in different parts of the country could also affect margins, as some parts of the country offer the opportunity for higher margins than others due to the geographic characteristics associated with the location where the work is being performed. Such characteristics include whether the project is performed in an urban versus a rural setting; in a mountainous area or in open terrain; or in normal soil conditions or rocky terrain. Site conditions, including unforeseen underground conditions, can also impact margins.

Depreciation and Amortization.   We include depreciation on equipment and finance lease amortization in contract costs. This is common practice in our industry, but can make comparability to other companies difficult. We spend a significant amount of capital on property, facilities and equipment, with the majority of such expenditures being used to purchase additional specialized equipment to enhance our fleet and to reduce our reliance on lease arrangements and short-term equipment rentals. We believe the investment in specialized equipment helps to reduce our costs, improve our margins and provide us with valuable flexibility to take on additional and complex projects.

Material and Subcontract Costs.   Projects that include a greater amount of material or subcontractor costs can experience lower overall project gross margins as we typically add a lower mark-up to material and subcontractor costs in our bids than what we would to our labor and equipment cost. In addition, successful completion of our contracts may depend on whether our subcontractors successfully fulfill their contractual obligations. If our subcontractors fail to satisfactorily perform their contractual obligations as a result of financial or other difficulties, we may be required to incur additional costs and provide additional services in order to make up for such shortfalls. Additionally, we are required to allocate more working capital to projects when we are required to provide materials.

Insurance. Gross margins could be impacted by fluctuations in insurance accruals related to our deductibles and loss history in the period in which such adjustments are made. We carry insurance policies, which are subject to high deductibles, for workers' compensation, general liability, automobile liability and other coverages. Losses up to the deductible amounts are accrued based upon estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported.

Fleet Availability, Cost, Utilization, Estimation, and Bidding. We operate a centrally-managed fleet in the United States in an effort to control rising costs and achieve efficient equipment utilization. We also develop internal equipment rates which provide our business units with appropriate cost information to estimate bids for new projects. Availability of equipment for a particular contract is determined by our internal fleet ordering process which is designed to optimize the use of internal fleet assets and allocate equipment costs to individual contracts. We believe these processes allow us to utilize our equipment efficiently, which leads to improved gross margins. Transmission and distribution projects can require different types of equipment. A significant shift in project mix or timing could impact fleet utilization, causing gross margins to vary.

Cost of Material. On fixed-price contracts where we are required to provide materials, our overall gross margin may be affected if we experience increases in the quantity or costs of materials. Projects that include a greater amount of material cost can experience lower overall project gross margins as we typically add a lower mark-up to material cost in our bids than what we would add to our labor and equipment cost.

Our team of trained estimators helps us to determine potential costs and revenues and make informed decisions on whether to bid for a project and, if bid, the rates to use in estimating the costs for that bid. The ability to accurately estimate labor, equipment, subcontracting and material costs in connection with a new project may affect the gross margins achieved for the project.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") consist primarily of compensation, related benefits and employee costs for management and administrative personnel, office rent and utilities, stock compensation, communications, professional fees, depreciation, IT expenses, marketing costs and bad debt expense.

Consolidated Results of Operations

The following table sets forth selected statements of operations data and such data as a percentage of revenues for the years indicated:

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

| (dollars in thousands) | For the year ended December 31, | | | |
	2024		2023	
Contract revenues	$ 3,362,290	100.0 %	$ 3,643,905	100.0 %
Contract costs	3,071,971	91.4	3,279,508	90.0
Gross profit	290,319	8.6	364,397	10.0
Selling, general and administrative expenses	238,222	7.1	234,611	6.5
Amortization of intangible assets	4,869	0.1	4,907	0.1
Gain on sale of property and equipment	(6,854)	(0.2)	(4,214)	(0.1)
Income from operations	54,082	1.6	129,093	3.5
Other income (expense):				
Interest income	415	—	888	—
Interest expense	(6,525)	(0.2)	(4,939)	(0.1)
Other income (expense), net	(1,479)	—	(38)	—
Income before provision for income taxes	46,493	1.4	125,004	3.4
Income tax expense	16,230	0.5	34,014	0.9
Net income	30,263	0.9	90,990	2.5

Revenues decreased $281.6 million, or 7.7%, to $3.36 billion for the year ended December 31, 2024 from $3.64 billion for the year ended December 31, 2023. The decrease was primarily due to a decrease of $241.1 million in revenue on transmission projects, a decrease of $72.9 million in C&I revenue, partially offset by an increase of $32.4 million in revenue on distribution projects.

Gross margin for the year ended December 31, 2024 decreased to 8.6% compared to 10.0% for the year ended December 31, 2023. The decrease in gross margin was primarily impacted by significant changes in our estimated gross profit on certain projects resulting in a net gross margin decrease of 4.4% for the year ended December 31, 2024, compared to a net decrease of 1.7% for the year ended December 31, 2023. During the year ended December 31, 2024, significant estimate changes negatively impacted gross margin by 5.4% and primarily related to clean energy projects in T&D that have reached mechanical completion, the unfavorable impact of a C&I project that has reached substantial completion, labor and project inefficiencies, an increase in costs associated with schedule compression on certain projects, an unfavorable change order and an unfavorable job closeout. In addition, significant estimate changes in gross profit positively impacted gross margin by 1.0% and mainly related to better-than-anticipated productivity, favorable change orders and favorable job closeouts. Gross margin also benefited by approximately 0.2% from favorable joint venture results during the year ended December 31, 2024.

Gross profit decreased $74.1 million, or 20.3%, to $290.3 million for year ended December 31, 2024 from $364.4 million for the year ended December 31, 2023, due to lower margins and lower revenues.

SG&A was $238.2 million for the year ended December 31, 2024, an increase of $3.6 million from $234.6 million for the year ended December 31, 2023. The year-over-year increase was primarily due to an increase in employee-related expenses to support future growth in our operations and an increase of $1.1 million related to contingent compensation expense related to a prior acquisition, partially offset by a decrease in employee incentive compensation costs.

Gains from the sale of property and equipment in the year ended December 31, 2024 were $6.9 million compared to $4.2 million in the year ended December 31, 2023. Gains from the sale of property and equipment are attributable to routine sales of property and equipment that are no longer useful or valuable to our ongoing operations.

Interest expense was $6.5 million for the year ended December 31, 2024 compared to $4.9 million for the year ended December 31, 2023. This increase was primarily attributable to higher average debt balances partially offset by lower interest rates during the year ended December 31, 2024 as compared to the year ended December 31, 2023.

Other expense was $1.5 million for the year ended December 31, 2024 compared to an insignificant amount of other expense for the year ended December 31, 2023. The change was largely due to foreign currency losses from changes in exchange rates on intercompany receivables.

Income tax expense was $16.2 million for the year ended December 31, 2024, with an effective tax rate of 34.9%, compared to $34.0 million for the year ended December 31, 2023, with an effective tax rate of 27.2%. The increase in the tax rate for the year ended December 31, 2024 was primarily due to higher other permanent difference items and the unrecognized benefit of deferred tax assets, offset by lower stock compensation excess tax benefits. The increase in permanent difference items primarily related to deductibility limits of contingent compensation, associated with a prior acquisition.

Net income decreased to $30.3 million for the year ended December 31, 2024 from $91.0 million for the year ended December 31, 2023. The decrease was primarily for the reasons stated above.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales:

| | For the Year Ended December 31, | | | |
| | 2024 | | 2023 | |
(dollars in thousands)	Amount	Percent	Amount	Percent
Contract revenues:				
Transmission & Distribution	$ 1,880,501	55.9 %	$ 2,089,196	57.3 %
Commercial & Industrial	1,481,789	44.1	1,554,709	42.7
Total	$ 3,362,290	100.0	$ 3,643,905	100.0
Operating income:				
Transmission & Distribution	$ 69,374	3.7	$ 149,703	7.2
Commercial & Industrial	48,041	3.2	45,889	3.0
Total	117,415	3.5	195,592	5.3
Corporate	(63,333)	(1.9)	(66,499)	(1.8)
Consolidated	$ 54,082	1.6 %	$ 129,093	3.5 %

Transmission & Distribution

Revenues for our T&D segment for the year ended December 31, 2024 were $1.88 billion compared to $2.09 billion for the year ended December 31, 2023, a decrease of $208.7 million, or 10.0%. The decrease in revenue was related to a decrease of $241.1 million in revenue on transmission projects, primarily related to the mechanical completion of certain clean energy projects, partially offset by an increase of $32.4 million in revenue on distribution projects. Revenues from transmission projects represented 60.6% and 66.1%, of T&D segment revenue for the year ended December 31, 2024 and 2023, respectively.

Operating income for our T&D segment for the year ended December 31, 2024 was $69.4 million compared to $149.7 million for the year ended December 31, 2023, a decrease of $80.3 million, or 53.7%. As a percentage of revenues operating income for our T&D segment was 3.7% for the year ended December 31, 2024 compared to 7.2% for the year ended December 31, 2023. Operating income margin was impacted by significant changes in our estimated gross profit on certain projects resulting in a net operating income margin decrease of 5.5% for the year ended December 31, 2024, compared to a net decrease of 1.5% for the year ended December 31, 2023. During the year ended December 31, 2024, significant estimated gross profit changes negatively impacted operating income as a percentage of revenues by 5.7% with 5.5% of the impact related to losses on certain clean energy projects that have reached mechanical completion. Losses on these projects were primarily related to contractual disputes, labor and project inefficiencies, higher labor and contract related costs and unfavorable weather conditions. Significant estimated gross profit changes were also negatively impacted by an unfavorable job closeout and labor and project inefficiencies. These decreases were partially offset by positive significant estimated gross profit changes totaling 0.2% of revenues mostly related to better-than-anticipated productivity.

Commercial & Industrial

Revenues for our C&I segment for the year ended December 31, 2024 were $1.48 billion compared to $1.55 billion for the year ended December 31, 2023, a decrease of $72.9 million, or 4.7%, primarily due to the delayed start of certain projects in 2024. The decrease in revenue included a decrease of $72.1 million in revenue on fixed priced contracts and a decrease of $12.1 million in revenues on unit price work, partially offset by an increase of $11.2 million on T&E contracts.

Operating income for our C&I segment for the year ended December 31, 2024 was $48.0 million compared to $45.9 million for the year ended December 31, 2023, an increase of $2.1 million, or 4.7%. Operating income, as a percentage of revenues, for our C&I segment increased to 3.2% for the year ended December 31, 2024 from 3.0% for the year ended December 31, 2023. Operating income margin was positively impacted during the year ended December 31, 2024, by the continued benefit of higher margins on certain completed projects and certain projects nearing completion, these benefits largely related to better-than-anticipated productivity and favorable change orders. The year-over-year increase in operating income margin was positively impacted by approximately 0.4% due to favorable joint venture results. Operating income margin was also impacted by significant changes in our estimated gross profit on certain projects resulting in a net operating income margin decrease of 2.9% for the year ended December 31, 2024, compared to a net decrease of 2.0% for the year ended December 31, 2023. Significant estimated gross profit changes negatively impacted operating income as a percentage of revenues by 5.0% with 2.3% of the impact from a single project that is substantially complete. The loss from this project was primarily due to scope additions, increased labor costs related to schedule compression and lower productivity due to access and workflow issues. Significant estimated gross profit changes were also negatively impacted by an increase in costs associated with labor and project inefficiencies, schedule compression on certain projects and an unfavorable change order. These decreases were partially offset by positive significant estimated gross profit changes totaling 2.1% of revenues largely related to better-than-anticipated productivity, some of which related to clean energy projects, favorable change orders and favorable job closeouts.

Corporate

The decrease in corporate expenses for the year ended December 31, 2024 was primarily attributable to a decrease in employee incentive compensation costs, partially offset by an increase in employee-related expenses to support future growth in our operations.

Non-GAAP Measures

EBITDA

EBITDA is a non-GAAP measure used by management that we define as net income plus net income from noncontrolling interests, interest expense net of interest income, income tax expense and depreciation and amortization, as shown in the following table. EBITDA does not purport to be an alternative to net income as a measure of operating performance or to net cash flows provided by operating activities as a measure of liquidity. We believe that EBITDA is useful to investors and other external users of our Consolidated Financial Statements in evaluating our operating performance and cash flow because EBITDA is widely used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods, book value of assets, useful lives placed on assets, capital structure and the method by which assets were acquired. Because not all companies define EBITDA as we do, this presentation of EBITDA may not be comparable to other similarly-titled measures of other companies. We use, and we believe investors benefit from, the presentation of EBITDA in evaluating our operating performance because it provides us and our investors with an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations.

Using EBITDA as a performance measure has material limitations as compared to net income, or other financial measures as defined under GAAP, as it excludes certain recurring items, which may be meaningful to investors. EBITDA excludes interest expense net of interest income; however, as we have borrowed money to finance transactions and operations, or invested available cash to generate interest income, interest expense and interest income are elements of our cost structure and can affect our ability to generate revenue and returns for our shareholders. Further, EBITDA excludes depreciation and amortization; however, as we use capital and intangible assets to generate revenues, depreciation and amortization are necessary elements of our costs and ability to generate revenue. Finally, EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. As a result of these exclusions from EBITDA, any measure that excludes interest expense net of interest income, depreciation and amortization and income taxes has material limitations as compared to net income. When using EBITDA as a performance measure, management compensates for these limitations by comparing EBITDA to net income in each period, to allow for the comparison of the performance of the underlying core operations with the overall performance of the company on a full-cost, after-tax basis. Using both EBITDA and net income to evaluate the business allows management and investors to (a) assess our relative performance against our competitors and (b) monitor our capacity to generate returns for our shareholders.

The following table provides a reconciliation of net income to EBITDA:

(in thousands)	For the year ended December 31,		
	2024	2023	2022
Net income	$ 30,263	$ 90,990	$ 83,381
Add:			
Interest expense, net	6,110	4,051	3,376
Income tax expense	16,230	34,014	30,823
Depreciation and amortization	65,189	59,138	58,170
EBITDA	$ 117,792	$ 188,193	$ 175,750

We also use EBITDA as a liquidity measure. Certain material covenants contained within our credit agreement (the "Credit Agreement") are based on EBITDA with certain additional adjustments as defined in the Credit Agreement. Non-compliance with these financial covenants under the Credit Agreement — our interest coverage ratio which is defined in the Credit Agreement as Consolidated EBITDA (as defined in the Credit Agreement) divided by interest expense (as defined in the Credit Agreement) and our net leverage ratio, which is defined in the Credit Agreement as Total Net Indebtedness (as defined in the Credit Agreement), divided by Consolidated EBITDA (as defined in the Credit Agreement) — could result in our lenders requiring us to immediately repay all amounts borrowed on our revolving credit facility. If we anticipated a potential covenant violation, we would seek relief from our lenders, likely causing us to incur additional cost, and such relief might not be available, or if available, might not be on terms as favorable as those in the Credit Agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under the Credit Agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring or disposing of assets. Based on the information above, management believes that the presentation of EBITDA as a liquidity measure is useful to investors and relevant to their assessment of our capacity to service or incur debt, fund capital expenditures, finance acquisitions and expand our operations.

The following table provides a reconciliation of net cash flows provided by operating activities to EBITDA:

(in thousands)	For the year ended December 31,		
	2024	2023	2022
Net cash flows provided by operating activities	$ 87,115	$ 71,016	$ 167,484
Add/(subtract)			
Changes in operating assets and liabilities	11,074	85,426	(8,522)
Adjustments to reconcile net income to net cash flows provided by operating activities	(67,926)	(65,452)	(75,581)
Depreciation and amortization	65,189	59,138	58,170
Income tax expense	16,230	34,014	30,823
Interest expense, net	6,110	4,051	3,376
EBITDA	$ 117,792	$ 188,193	$ 175,750

Working Capital

Working capital is a non-GAAP measure. We believe working capital is useful to investors and other external users of our Consolidated Financial Statements in evaluating our operating performance. The Company defines working capital as total current assets less total current liabilities. The following table provides the Company's calculation of working capital:

(in thousands)	As of December 31,		
	2024	2023	2022
Total current assets	$ 1,014,662	$ 1,026,244	$ 890,291
Less: total current liabilities	(748,900)	(747,202)	(666,960)
Working capital	$ 265,762	$ 279,042	$ 223,331

Liquidity, Capital Resources and Material Cash Requirements

As of December 31, 2024 and 2023, we had working capital of $265.8 million and $279.0 million, respectively. During the year ended December 31, 2024, our operating activities provided cash of $87.1 million, compared to $71.0 million for the year ended December 31, 2023. Cash flow from operations is primarily influenced by operating margins, timing of contract performance and the type of services we provide to our customers. The $16.1 million year-over-year increase in cash provided by operating activities was primarily due to favorable net changes in operating assets and liabilities of $74.4 million, offset by a $60.7 million decrease in net income. The favorable change in operating assets and liabilities was primarily due to the net favorable year-over-year changes in various working capital accounts that relate primarily to construction activities (accounts receivable, contract assets, accounts payable and contract liabilities) of $119.3 million, partially offset by the unfavorable change of $50.9 million in other liabilities. The net favorable changes of $119.3 million in cash provided by working capital accounts, mainly related to construction activities, was due to the timing of billings and payments under our contracts. The unfavorable change of $50.9 million in other liabilities was primarily due to the timing of contingent compensation payments associated with a prior acquisition, the timing of employee related wage and tax payments and lower employee incentive compensation accruals.

During the years ended December 31, 2024 and 2023, we used net cash of $67.2 million and $79.1 million, respectively, in investing activities. The $67.2 million of cash used in investing activities in the year ended December 31, 2024 consisted of $75.9 million for capital expenditures, partially offset by $8.7 million of proceeds from the sale of equipment. The $79.1 million of cash used in investing activities in the year ended December 31, 2023 consisted of $84.7 million for capital expenditures, partially offset by $5.6 million of proceeds from the sale of equipment.

During the years ended December 31, 2024 and 2023, we used cash of $40.0 million, and $18.4 million, respectively in financing activities. The $40.0 million of cash used in financing activities in the year ended December 31, 2024 consisted primarily of $75.0 million of share repurchases under our share repurchase program, $7.1 million of payments under our equipment notes, $5.9 million of shares repurchased to satisfy tax obligations under our stock compensation programs and $1.2 million of repayments of finance lease obligations, partially offset by $45.2 million of net borrowings under our revolving line of credit. The $18.4 million of cash used in financing activities in the year ended December 31, 2023 consisted primarily of $7.9 million of shares repurchased to satisfy tax obligations under our stock compensation programs, $4.6 million of net repayments under our master equipment loan agreements, $2.9 million of shares repurchases under our share repurchase program and $1.1 million of repayments of finance lease obligations.

We believe our $354.8 million borrowing availability under our revolving line of credit as of December 31, 2024, future cash flow from operations and our ability to utilize short-term and long-term leases will provide sufficient liquidity for our short-term and long-term needs. Our primary short-term liquidity needs include cash for operations, debt service requirements, capital expenditures, and acquisition and joint venture opportunities. We believe we have adequate sources of liquidity to meet our long-term liquidity needs and foreseeable material cash requirements, including those associated with funding future acquisition opportunities. We continue to invest in developing key management and craft personnel in both our T&D and C&I segments and in procuring the specific specialty equipment and tooling needed to win and execute projects of all sizes and complexity.

We have not historically paid dividends and currently do not expect to pay dividends.

Debt Instruments

Credit Agreement

On May 31, 2023, the Company entered into a five-year third amended and restated credit agreement with a maturity date of May 31, 2028, (the "Credit Agreement") through a syndicate of banks led by JPMorgan Chase Bank, N.A. and Bank of America, N.A, that provides for a $490 million revolving credit facility (the "Facility"), subject to certain financial covenants as defined in the Credit Agreement. The Facility allows for revolving loans in Canadian dollars and other non-US currencies, up to the U.S. dollars equivalent of $150 million. Up to $75 million of the Facility may be used for letters of credit, with an additional $75 million available for letters of credit, subject to the sole discretion of each issuing bank. The Facility also allows for $15 million to be used for swingline loans. The Company has an expansion option to increase the commitments under the Facility or enter into incremental term loans, subject to certain conditions, by up to an additional $200 million upon receipt of additional commitments from new or existing lenders. Subject to certain exceptions, the Facility is secured by substantially all of the assets of the Company and its domestic subsidiaries, and by a pledge of substantially all of the capital stock of the Company's domestic subsidiaries and 65% of the capital stock of the direct foreign subsidiaries of the Company. Additionally, subject to certain exceptions, the Company's domestic subsidiaries also guarantee the repayment of all amounts due under the Credit Agreement. The Credit Agreement provides for customary events of default. If an event of default occurs and is continuing, on the terms and subject to the conditions set forth in the Credit Agreement, amounts outstanding under the Facility may be accelerated and may become or be declared immediately due and payable. Borrowings under the Credit Agreement are used to refinance existing indebtedness, and to provide for future working capital, capital expenditures, acquisitions and other general corporate purposes.

Amounts borrowed under the Credit Agreement bear interest, at the Company's option, at a rate equal to either (1) the Alternate Base Rate (as defined in the Credit Agreement), plus an applicable margin ranging from 0.25% to 1.00%; or (2) the Term Benchmark Rate (as defined in the Credit Agreement) plus an applicable margin ranging from 1.25% to 2.00%. The applicable margin is determined based on the Company's Net Leverage Ratio (as defined in the Credit Agreement). Letters of credit issued under the Facility are subject to a letter of credit fee of 1.25% to 2.00% for non-performance letters of credit or 0.625% to 1.00% for performance letters of credit, based on the Company's Net Leverage Ratio. The Company is subject to a commitment fee of 0.20% to 0.30%, based on the Company's Net Leverage Ratio, on any unused portion of the Facility. The Credit Agreement restricts certain types of payments when the Company's Net Leverage Ratio, after giving pro forma effect thereto, exceeds 2.75.

Under the Credit Agreement, the Company is subject to certain financial covenants including a maximum Net Leverage Ratio of 3.0 and a minimum Interest Coverage Ratio (as defined in the Credit Agreement) of 3.0. The Credit Agreement also contains covenants including limitations on asset sales, investments, indebtedness and liens. The Company was in compliance with all of its financial covenants under the Credit Agreement as of December 31, 2024.

We had $58.4 million and $13.2 million of borrowings outstanding under the Facility as of December 31, 2024 and December 31, 2023, respectively.

Letters of Credit

Some of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our insurance programs. In addition, from time to time, certain customers or our sureties require us to post letters of credit to ensure payment to our subcontractors and vendors and guarantee performance under our contracts. Such letters of credit are generally issued by a bank typically pursuant to our senior credit facility. Each letter of credit commits the issuer to pay specified amounts to the holder of the letter of credit if the holder claims that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the issuer of the letter of credit. Depending on the circumstances of such a reimbursement, we may also have to record a charge to earnings for the reimbursement.

As of December 31, 2024, we had $37.3 million in letters of credit outstanding under our Credit Agreement, including $32.6 million related to the Company's payment obligations under its insurance programs and $4.7 million related to contract performance obligations. As of December 31, 2023, we had $34.4 million in letters of credit outstanding under our Credit Agreement including $27.1 million related to the Company's payment obligations under its insurance programs and $7.3 million related to contract performance obligations. We are not aware of any claims currently asserted or threatened under any of these letters of credit that are material, individually, or in the aggregate. However, to the extent payment is required for any such claims, the amount paid could be material and could adversely affect cash flows.

Equipment Notes

We have entered into multiple Master Loan and Security Agreements (the "Master Loan Agreements") with multiple finance companies. The Master Loan Agreements may be used for financing of equipment between us and the lenders pursuant to one or more equipment notes ("Equipment Notes"). Each Equipment Note constitutes a separate, distinct and independent financing of equipment and contractual obligation.

As of December 31, 2024, we had one outstanding Equipment Note collateralized by equipment and vehicles owned by us. As of December 31, 2023, we had two outstanding Equipment Notes collateralized by equipment and vehicles owned by us. As of December 31, 2024 and 2023, we also had one other equipment note outstanding collateralized by a vehicle owned by us. The outstanding balance of all equipment notes was $16.0 million as of December 31, 2024, of which $4.4 million was due in the next twelve months. The outstanding balance of these equipment notes was $23.0 million as of December 31, 2023, of which $7.1 million was due in the next twelve months.

Lease Obligations

From time to time, the Company enters into non-cancelable leases for some of our facility, vehicle and equipment needs. These leases allow the Company to conserve cash by paying a monthly lease rental fee for the use of facilities, vehicles and equipment rather than purchasing them. The Company's leases have remaining terms ranging from less than one to nine years, some of which may include options to extend the leases for up to ten years, and some of which may include options to terminate the leases within one year. Typically, the Company has purchase options on the equipment underlying its long-term leases and many of its short-term rental arrangements. The Company may exercise some of these purchase options when the need for equipment is ongoing and the purchase option price is attractive.

The outstanding balance of operating lease obligations was $42.6 million as of December 31, 2024. As of December 31, 2024, we had outstanding short-term and long-term operating lease obligations of approximately $12.1 million and $30.5 million, respectively. The outstanding balance of operating lease obligations was $35.0 million as of December 31, 2023. As of December 31, 2023, we had outstanding short-term and long-term operating lease obligations of approximately $9.2 million and $25.8 million, respectively.

As of December 31, 2024, we had $3.0 million outstanding finance lease obligations, consisting of short-term and long-term finance lease obligations of approximately $1.1 million and $1.9 million, respectively. As of December 31, 2023, we had $2.3 million outstanding finance lease obligations, consisting of short-term and long-term finance lease obligations of approximately $2.0 million and $0.3 million, respectively.

Purchase Commitments for Construction Equipment

As of December 31, 2024, we had approximately $4.9 million in outstanding purchase obligations for certain construction equipment to be paid with cash outlays scheduled to occur in 2025.

Performance and Payment Bonds and Parent Guarantees

Many customers, particularly in connection with new construction, require us to post performance and payment bonds typically issued by a surety or insurance company. These bonds provide a guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If we fail to perform under a contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the respective issuers of the bonds for any claim expenses or outlays they incur. Under our continuing indemnity and security agreements with the issuers of the bonds, we may be required to grant them a security interest relating to a particular project. We believe that it is unlikely that we will have to fund significant claims under our surety arrangements. As of December 31, 2024, an aggregate of approximately $2.27 billion in original face amount of bonds issued by our sureties were outstanding. Our estimated remaining cost to complete these bonded projects was approximately $662.6 million as of December 31, 2024.

From time to time we guarantee the obligations of our wholly-owned subsidiaries, including obligations under certain contracts with customers, certain lease agreements, and, in some states, obligations in connection with obtaining contractors' licenses. Additionally, from time to time we are required to post letters of credit to guarantee the obligations of our wholly-owned subsidiaries, which reduces the borrowing availability under our credit facility.

Concentration of Credit Risk

We grant trade credit under contractual payment terms, generally without collateral, to our customers, which include high credit quality electric utilities, governmental entities, general contractors and builders, owners and managers of commercial and industrial properties located in the United States and Canada. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States and Canada. However, we generally have certain statutory lien rights with respect to services provided. Under certain circumstances such as foreclosures or negotiated settlements, we may take title to the underlying assets in lieu of cash in settlement of receivables. As of December 31, 2024, one customer individually exceeded 10.0% of our accounts receivable with approximately of 11.3% of the total accounts receivable amount (excluding the impact of allowance for doubtful accounts). As of December 31, 2023, none of our customers individually exceeded 10.0% of our accounts receivable.

New Accounting Pronouncements

For a discussion of recent accounting pronouncements, see Note 1 — Organization, Business and Significant Accounting Policies in the Notes to our Financial Statements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our Financial Statements, which have been prepared in accordance with GAAP. The preparation of these Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities known to exist at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. There can be no assurance that actual results will not differ from those estimates. We believe the following accounting policies affect our more significant judgments and estimates used in the preparation of our Financial Statements:

Revenue Recognition. We recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that we expect to be entitled to in exchange for goods or services provided. Revenue associated with contracts with customers is recognized over time as our performance creates or enhances customer-controlled assets or creates or enhances an asset with no alternative use, for which we have an enforceable right to receive compensation as defined under the contract. To determine the amount of revenue to recognize over time, we estimate profit by determining the difference between total estimated revenue and total estimated cost of a contract. In addition, we estimate a cost accrual every quarter that represents unbilled invoicing activity for services performed by subcontractors and suppliers during the quarter, and estimate revenue from the contract cost portion of this accrual based on current gross margin rates to be consistent with our cost method of revenue recognition. The estimated value of unbilled amounts are determined using a regression analysis that estimates value based on our historical experience, and is adjusted for large individual projects. The profit and corresponding revenue is recognized over the contract term based on costs incurred under the cost-to-cost method. We utilized the cost-to-cost method as we believe cost incurred best represents the amount of work completed and remaining on our projects, and is the most common basis for computing percentage of completion in our industry. For purposes of recognizing revenue, we follow the five-step approach outlined in Accounting Standards Codification ("ASC") 606.

As the cost-to-cost method is driven by incurred cost, we calculate the percentage of completion by dividing costs incurred to date by the total estimated cost. The percentage of completion is then multiplied by estimated revenues to determine inception-to-date revenue. Revenue recognized for the period is the current inception-to-date recognized revenue less the prior period inception-to-date recognized revenue. If a contract is projected to result in a loss, the entire contract loss is recognized in the period when the loss was first determined and the amount of the loss is updated in subsequent reporting periods. Because our billings are based on contract terms and do not coincide with our progress in a project, revenue recognition also includes an amount related to our contract asset or contract liability. If the recognized revenue is greater than the amount billed to the customer, a contract asset is recorded. Additionally, the contract asset includes retainage billed to the customer that cannot be collected until the contract work has been completed and approved. Conversely, if the amount billed to the customer is greater than the recognized revenue, a contract liability is recorded. Additionally, the contract liability includes a liability for the excess of costs over revenues for all contracts that are in a loss position.

Contract costs incurred to date and expected total contract costs are continuously monitored during the term of the contract. Changes in the job performance, job conditions and final contract settlements are factors that influence management's assessment of total contract value and the total estimated costs to complete those contracts, and therefore, profit and revenue recognition. Additionally, we estimate costs to complete on fixed price contracts which are determined on an individual contract basis by evaluating each project's status as of the balance sheet date, and using our historical experience with the level of effort required to complete the underlying project. Claims and change orders are also measured based on our historical experience with individual customers and similar contracts, and are evaluated by management individually. A change order is a modification to a contract that changes the provisions of the contract, typically resulting from changes in scope, specifications, design, manner of performance, facilities, equipment, materials, sites, or period of completion of the work under the contract. A claim is an amount in excess of the agreed-upon contract price that we seek to collect from our clients or others for client-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes. We include these estimated amounts of variable consideration to the extent that it is probable there will not be a significant reversal of revenue. As of December 31, 2024 and 2023, we recognized revenues of $46.0 million and $76.5 million, respectively, related to significant change orders and/or claims that had been included as contract price adjustments on certain contracts, some of which are multi-year projects.

Some of our contracts may have contract terms that include variable consideration such as safety or performance bonuses or liquidated damages. In accordance with ASC 606, we estimate the variable consideration using one of two methods. In contracts in which there is a binary outcome, the most likely amount method is used. In instances in which there is a range of possible outcomes, the expected value method is used. In accordance with ASC 606, we include the estimated amount of variable consideration in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative recognized revenue will not occur when the final outcome of the variable consideration is determined. In contracts in which a significant reversal may occur, we use constraint in recognizing revenue on variable consideration. We often enter into contracts that contain liquidated damage clauses. We do not include amounts associated with liquidated damage clauses until it is probable that liquidated damages will occur. These items are continually monitored by multiple levels of management throughout the reporting period.

A portion of the work we perform requires financial assurances in the form of performance and payment bonds or letters of credit at the time of execution of the contract. Many of our contracts include retention provisions of up to 10%, which are generally withheld from each progress payment as retainage until the contract work has been completed and approved.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of our estimates of the cost to complete each project. Cost estimates for all of our significant projects use a detailed "bottoms up" approach and we believe our experience typically allows us to provide materially reliable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include, among others:

- the completeness and accuracy of the original bid;
- costs associated with scope changes, change orders or claims;
- costs of labor and/or materials;
- extended overhead due to owner, weather and other delays;
- subcontractor performance issues;
- changes in productivity expectations;
- site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable);
- the availability and skill level of workers in the geographic location of the project; and
- a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit between periods. During the year ended December 31, 2024, changes in estimates pertaining to certain projects decreased consolidated gross margin by 4.4%. During the year ended December 31, 2023, changes in estimates pertaining to certain projects decreased consolidated gross margin by 1.7%. During the year ended December 31, 2022, changes in estimates pertaining to certain projects decreased consolidated gross margin by 0.4%.

We provide warranties to customers on a basis customary to the industry; however, the warranty period does not typically exceed one year. Historically, warranty claims have not been material.

Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting sales taxes. Sales tax and value added tax collected from customers is included in other current liabilities on our consolidated balance sheets.

Insurance.   We carry insurance policies, which are subject to certain deductibles, for workers' compensation, general liability, automobile liability and other coverages. Our deductible for each line of coverage is up to $1.0 million. Certain health benefit plans are subject to stop-loss limits of up to $0.2 million, for qualified individuals. Losses up to the deductible and stop-loss amounts are accrued based upon our estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported.

The insurance and claims accruals are based on known facts, actuarial estimates and historical trends. While recorded accruals are based on the ultimate liability, which includes amounts in excess of the deductible, a corresponding receivable for amounts in excess of the deductible is included in current assets on our consolidated balance sheets.

Stock-Based Compensation.   We determine compensation expense for stock-based awards based on the estimated fair values at the grant date and recognize the related compensation expense ratably over the vesting period. We use the straight-line amortization method to recognize compensation expense related to stock-based awards, such as restricted stock units, that have only service conditions. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award. We recognize compensation expense related to performance awards that vest based on internal performance metrics and service conditions on a straight-line basis over the service period, but adjust inception-to-date expense based upon our determination of the expected achievement of the performance target at each reporting date which may vary from zero to 200% of the target performance awards. We recognize compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service period. We recognize forfeitures as they occur. Shares issued under the Company's stock-based compensation program are taken out of authorized but unissued shares.

Goodwill and Intangibles.   Goodwill and intangible assets with indefinite lives are not amortized. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. We perform either a qualitative or quantitative assessment to review goodwill and intangible assets with indefinite lives for impairment on an annual basis. This assessment is performed at the beginning of the fourth quarter, or when circumstances change, such as a significant adverse change in the business climate or the decision to sell a business, both of which would indicate that impairment may have occurred. Intangible assets with finite lives are also reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

A qualitative assessment considers financial, industry, segment and macroeconomic factors, if the qualitative assessment indicates a potential for impairment, a quantitative assessment is performed to determine if impairment exists. The quantitative assessment begins with a comparison of the fair value of the reporting unit or intangible asset with its carrying value. If the carrying amount of the reporting unit or intangible asset exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess, limited to the total amount of the goodwill allocated to the reporting unit or intangible asset. If the carrying value of goodwill or other indefinite lived assets exceeds its implied fair value, an impairment charge would be recorded in the statement of operations.

As a result of the annual qualitative review process in 2023 and 2022, we determined it was not necessary to perform a quantitative assessment. In 2024, we performed a quantitative assessment on our goodwill and intangible assets with indefinite lives; this assessment did not indicate that our goodwill or indefinite lived intangible assets were impaired.

Accounts Receivable and Allowance for Doubtful Accounts.   We do not generally charge interest to our customers, and we carry our customer receivables at their face amounts, less an allowance for doubtful accounts. Based on our experience in recent years, the majority of customer balances at each balance sheet date are collected within twelve months. As is common practice in the industry, we classify all accounts receivable as current assets. The allowance for doubtful accounts associated with account receivables was $1.1 million as of December 31, 2024 and $2.0 million as of December 31, 2023.

We grant trade credit, on a non-collateralized basis (with the exception of lien rights against the property in certain cases) to our customers, and we are subject to potential credit risk related to changes in business and overall economic activity. We analyze specific accounts receivable balances, historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In the event that a customer balance is deemed to be uncollectible the account balance is written-off against the allowance for doubtful accounts.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have operations within the United States and Canada, and we are exposed to market risks in the ordinary course of our business, including the effects of fluctuations in interest rates, foreign exchange rates and commodity prices.

As of December 31, 2024, we were not party to any derivative instruments. We did not use any material derivative financial instruments during the years ended December 31, 2024, 2023 or 2022, including instruments for trading, hedging, or speculating on changes in interest rates, changes in foreign currency rates or changes in commodity prices of materials used in our business.

Any borrowings under our Facility are based upon interest rates that will vary depending upon the prime rate, Canadian prime rate, the NYFRB overnight bank funding rate, Term CORRA, and Term SOFR Reference Rate. If the prime rate, Canadian prime rate, the NYFRB overnight bank funding rate, Term CORRA, or Term SOFR Reference Rate rises, any interest payment obligations would increase and have a negative effect on our cash flow and financial condition. We currently do not maintain any hedging contracts that would limit our exposure to variable rates of interest when we have outstanding borrowings. As of December 31, 2024, we had $58.4 million of borrowings under our Facility. If market rates of interest on all our revolving debt as of December 31, 2024, which is subject to variable rates, permanently increased by 1%, the increase in interest expense on all revolving debt would decrease future income before provision for income taxes and cash flows by approximately $0.6 million annually. If market rates of interest on all our revolving debt, which is subject to variable rates as of December 31, 2024, permanently decreased by 1%, the decrease in interest expense on all debt would increase future income before provision for income taxes and cash flows by approximately $0.6 million annually.

Borrowings under our Equipment Notes are at fixed rates established on the date the note was executed.

Item 8. Financial Statements and Supplementary Data


INDEX TO FINANCIAL STATEMENTS


_____

(1) The report of MYR Group's independent registered public accounting firm (PCAOB ID:173) with respect to the above-referenced financial statements and their report on internal control over financial reporting are included in Item 8 of this Form 10-K at the page number referenced above.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our Financial Statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurances and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Crowe LLP, the independent registered public accounting firm that audited and reported on the 2024 Financial Statements included in this Annual Report on Form 10-K, has audited the effectiveness of MYR Group's internal control over financial reporting as of December 31, 2024 and has issued an attestation report on MYR Group's internal control over financial reporting which appears herein.

February 26, 2025

<p style="text-align: center;">**Report of Independent Registered Public Accounting Firm**</p>

To the Shareholders and the Board of Directors of MYR Group Inc.
Thornton, CO

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of MYR Group Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of estimated costs to complete and variable consideration for fixed price construction contracts, including changes to estimates

As described in Note 1 of the Company's consolidated financial statements, Organization, Business, and Significant Accounting Policies, and Note 12, Revenue Recognition, the Company recognizes revenue on fixed price construction projects over time using the cost-to-cost method, which measures the progress as the ratio of actual contract costs incurred to date to the estimated costs at completion. The amount of contract revenues and gross profit recognized on fixed price construction contracts is dependent on the contract price, the actual contract costs incurred, and the forecasted contract revenues and contract costs for construction projects. The recognition of revenue on fixed price construction contracts involves significant estimates due to the unique complexities of each construction project, uncertainty about estimates of costs to complete which can include unforeseen delays or construction complications, and uncertainty in the outcome of discussions with customers on the valuation of change orders and claims. The Company recognizes revenue related to change orders only when it is probable that the change order will result in an addition to contract value and can be reliably estimated. The Company evaluates change orders and claims based on historical experience with the customer, similar contracts, and on an individual basis, which involves significant judgment. The Company recognizes these estimated amounts of variable consideration in transaction price to the extent that it is probable there will not be a significant reversal of revenue. The Company reviews and revises, as needed, the estimated costs to complete and variable consideration for fixed price construction contacts while contracts are in process and through the date of contract completion.

We identified auditing management's estimates of variable consideration for change orders and claims, management's estimates of costs to complete, and management's assessment of changes to estimates of costs to complete on select fixed price construction contracts to be a critical audit matter. The critical audit matter relates to select fixed price construction contracts based on the magnitude of estimated costs to complete, the magnitude of variable consideration for change orders and claims, the stage of completion of the contract, and the significance of any changes to estimates of costs to complete. Estimates of variable consideration for change orders and claims and estimated costs to complete, including changes to estimates, require management to make assumptions about future events and, as a result, a high degree of auditor judgment is involved in auditing these estimates. Due to the factors above, auditing management's estimates of costs to complete, variable consideration, and changes to estimates of costs to complete required extensive audit effort.

Our audit procedures to address the critical audit matter included the following:
- Tested the design, implementation, and operating effectiveness of controls that are designed to address the reasonableness of estimates of costs to complete contracts, estimates of variable consideration recognized on contracts, and changes to estimated costs to complete;
- Evaluated the reasonableness of management's estimates of cost to complete for a sample of fixed price construction contracts through testing the key components of the estimated costs to complete, including materials, labor, and subcontractor costs;
- Agreed a sample of contract costs incurred to supporting documentation;
- Performed inquiries of management and project personnel regarding facts and circumstances relevant to the accounting for such contracts;
- Recalculated revenue recognition based on the percentage of completion of projects;
- Evaluated variable consideration recognized related to construction projects by comparing estimates made by management to subsequent actual data, evaluating the contracts and other documents that support estimates made by management, and obtaining legal opinions from internal and external counsel;
- Performed retrospective review procedures to assess management's historical ability to accurately estimate the transaction price and cost to complete of construction contracts; and
- Obtained and evaluated evidence that changes to estimates of costs to complete contracts were recorded in the appropriate period.

/s/ Crowe LLP

We have served as the Company's auditor since 2017.

Oakbrook Terrace, Illinois
February 26, 2025

MYR GROUP INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)		December 31, 2024		December 31, 2023
ASSETS				
Current assets				
Cash and cash equivalents	$	3,464	$	24,899
Accounts receivable, net of allowances of $1,129 and $1,987, respectively		653,069		521,893
Contract assets, net of allowances of $422 and $610, respectively		301,942		420,616
Current portion of receivable for insurance claims in excess of deductibles		9,081		8,267
Refundable income taxes		4,638		4,034
Prepaid expenses and other current assets		42,468		46,535
Total current assets		1,014,662		1,026,244
Property and equipment, net of accumulated depreciation of $387,223 and $380,465, respectively		278,226		268,978
Operating lease right-of-use assets		42,648		35,012
Goodwill		112,983		116,953
Intangible assets, net of accumulated amortization of $34,573 and $30,534, respectively		75,691		83,516
Receivable for insurance claims in excess of deductibles		34,553		33,739
Deferred income taxes		5,734		—
Investment in joint venture		3,730		8,707
Other assets		5,832		5,597
Total assets	$	1,574,059	$	1,578,746
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Current portion of long-term debt	$	4,363	$	7,053
Current portion of operating lease obligations		12,141		9,237
Current portion of finance lease obligations		1,046		2,039
Accounts payable		295,476		359,363
Contract liabilities		321,958		240,411
Current portion of accrued self-insurance		25,883		28,269
Accrued income taxes		196		237
Other current liabilities		87,837		100,593
Total current liabilities		748,900		747,202
Deferred income tax liabilities		52,498		48,230
Long-term debt		70,018		29,188
Accrued self-insurance		53,600		51,796
Operating lease obligations, net of current maturities		30,496		25,775
Finance lease obligations, net of current maturities		1,930		314
Other liabilities		16,257		25,039
Total liabilities		973,699		927,544
Commitments and contingencies				
Shareholders' equity				
Preferred stock – $0.01 par value per share; 4,000,000 authorized shares; none issued and outstanding at December 31, 2024 and December 31, 2023		—		—
Common stock – $0.01 par value per share; 100,000,000 authorized shares; 16,121,901 and 16,684,492 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively		161		167
Additional paid-in capital		159,133		162,386
Accumulated other comprehensive loss		(12,651)		(3,880)
Retained earnings		453,717		492,529
Total shareholders' equity		600,360		651,202
Total liabilities and shareholders' equity	$	1,574,059	$	1,578,746

The accompanying notes are an integral part of these Financial Statements.

MYR GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year ended December 31,		
(in thousands, except per share data)	2024	2023	2022
Contract revenues	$ 3,362,290	$ 3,643,905	$ 3,008,542
Contract costs	3,071,971	3,279,508	2,664,580
Gross profit	290,319	364,397	343,962
Selling, general and administrative expenses	238,222	234,611	222,424
Amortization of intangible assets	4,869	4,907	9,009
Gain on sale of property and equipment	(6,854)	(4,214)	(2,378)
Income from operations	54,082	129,093	114,907
Other income (expense):			
Interest income	415	888	187
Interest expense	(6,525)	(4,939)	(3,563)
Other income (expense), net	(1,479)	(38)	2,673
Income before provision for income taxes	46,493	125,004	114,204
Income tax expense	16,230	34,014	30,823
Net income	$ 30,263	$ 90,990	$ 83,381
Income per common share:			
– Basic	$ 1.84	$ 5.45	$ 4.98
– Diluted	$ 1.83	$ 5.40	$ 4.91
Weighted average number of common shares and potential common shares outstanding:			
– Basic	16,467	16,682	16,760
– Diluted	16,526	16,837	16,980
Net income	$ 30,263	$ 90,990	$ 83,381
Other comprehensive income (loss):			
Foreign currency translation adjustment	(8,771)	2,420	(6,473)
Other comprehensive income (loss)	(8,771)	2,420	(6,473)
Total comprehensive income	$ 21,492	$ 93,410	$ 76,908

The accompanying notes are an integral part of these Financial Statements.

MYR GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2021	$ —	16,871	$ 168	$ 163,754	$ 173	$ 355,007	$ 519,102
Net income	—	—	—	—	—	83,381	83,381
Stock issued under compensation plans, net	—	204	2	38	—	—	40
Stock-based compensation expense	—	—	—	7,922	—	—	7,922
Shares repurchased related to tax withholding for stock-based compensation	—	(69)	—	(6,124)	—	(667)	(6,791)
Settlement of stock repurchase program	—	(442)	(5)	(4,163)	—	(32,813)	(36,981)
Other comprehensive loss	—	—	—	—	(6,473)	—	(6,473)
Balance at December 31, 2022	—	16,564	165	161,427	(6,300)	404,908	560,200
Net income	—	—	—	—	—	90,990	90,990
Stock issued under compensation plans, net	—	222	2	18	—	—	20
Stock-based compensation expense	—	—	—	8,376	—	—	8,376
Shares repurchased related to tax withholding for stock-based compensation	—	(76)	—	(7,194)	—	(742)	(7,936)
Settlement of stock repurchase program	—	(26)	—	(241)	—	(2,627)	(2,868)
Other comprehensive income	—	—	—	—	2,420	—	2,420
Balance at December 31, 2023	—	16,684	167	162,386	(3,880)	492,529	651,202
Net income	—	—	—	—	—	30,263	30,263
Stock issued under compensation plans, net	—	117	1	(1)	—	—	—
Stock-based compensation expense	—	—	—	8,532	—	—	8,532
Shares repurchased related to tax withholding for stock-based compensation	—	(36)	(1)	(5,511)	—	(354)	(5,866)
Settlement of stock repurchase program	—	(643)	(6)	(6,273)	—	(68,721)	(75,000)
Other comprehensive loss	—	—	—	—	(8,771)	—	(8,771)
Balance at December 31, 2024	$ —	16,122	$ 161	$ 159,133	$ (12,651)	$ 453,717	$ 600,360

The accompanying notes are an integral part of these Financial Statements.

MYR GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 30,263	$ 90,990	$ 83,381
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization of property and equipment	60,320	54,231	49,161
Amortization of intangible assets	4,869	4,907	9,009
Stock-based compensation expense	8,532	8,376	7,922
Deferred income taxes	(400)	2,056	9,573
Gain on sale of property and equipment	(6,854)	(4,214)	(2,378)
Other non-cash items	1,459	96	2,294
Changes in operating assets and liabilities:			
Accounts receivable, net	(134,476)	(48,527)	(86,939)
Contract assets, net	114,776	(119,246)	(64,421)
Receivable for insurance claims in excess of deductibles	(1,628)	1,529	(14)
Prepaid expenses and other assets	10,270	560	1,640
Accounts payable	(60,962)	37,250	109,008
Contract liabilities	82,557	13,151	58,001
Accrued self-insurance	(548)	17	4,999
Other liabilities	(21,063)	29,840	(13,752)
Net cash flows provided by operating activities	87,115	71,016	167,484
Cash flows from investing activities:			
Proceeds from sale of property and equipment	8,726	5,608	1,990
Cash paid for acquisitions, net of cash acquired	—	—	(110,660)
Purchases of property and equipment	(75,938)	(84,736)	(77,056)
Net cash flows used in investing activities	(67,212)	(79,128)	(185,726)
Cash flows from financing activities:			
Borrowings under revolving lines of credit	822,491	562,901	198,697
Repayments under revolving lines of credit	(777,297)	(562,615)	(185,782)
Payment of principal obligations under equipment notes	(7,054)	(4,598)	(1,047)
Payment of principal obligations under finance leases	(1,196)	(1,143)	(1,592)
Borrowings under equipment notes	—	—	24,184
Proceeds from exercise of stock options	—	20	40
Debt refinancing costs	(33)	(2,129)	—
Repurchase of common stock	(75,000)	(2,868)	(36,981)
Payments related to tax withholding for stock-based compensation	(5,866)	(7,936)	(6,791)
Other financing activities	3,998	—	—
Net cash flows used in financing activities	(39,957)	(18,368)	(9,272)
Effect of exchange rate changes on cash	(1,381)	339	(3,538)
Net decrease in cash and cash equivalents	(21,435)	(26,141)	(31,052)
Cash and cash equivalents:			
Beginning of period	24,899	51,040	82,092
End of period	$ 3,464	$ 24,899	$ 51,040
Supplemental Cash Flow Information:			
Cash paid during the period for:			
Income taxes payments	$ 15,075	$ 23,949	$ 20,462
Interest payments	5,767	4,145	2,736
Noncash investing activities:			
Acquisition of property and equipment for which payment is pending	3,373	8,474	2,218

The accompanying notes are an integral part of these Financial Statements.

MYR GROUP INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization, Business and Significant Accounting Policies

Organization and Business

MYR Group Inc. (the "Company") is a holding company of specialty electrical construction service providers conducting operations through wholly-owned subsidiaries. The Company performs construction services in two business segments: Transmission and Distribution ("T&D") and Commercial and Industrial ("C&I"). T&D customers include investor-owned utilities, cooperatives, private developers, government-funded utilities, independent power producers, independent transmission companies, industrial facility owners and other contractors. T&D provides a broad range of services on electric transmission, distribution networks, substation facilities, clean energy projects and electric vehicle charging infrastructure. T&D services include design, engineering, procurement, construction, upgrade, maintenance and repair services. C&I customers include general contractors, commercial and industrial facility owners, government agencies and developers. C&I provides a broad range of services, which include design, installation, maintenance and repair of commercial and industrial wiring. Typical C&I contracts cover electrical contracting services for airports, hospitals, data centers, hotels, stadiums, commercial and industrial facilities, clean energy projects, manufacturing plants, processing facilities, water/waste-water treatment facilities, mining facilities, intelligent transportation systems, roadway lighting, signalization and electric vehicle charging infrastructure.

Significant Accounting Policies

Consolidation

The accompanying Financial Statements include the results of operations of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated. Certain reclassifications were made to prior year amounts to conform to the current year presentation.

Revenue Recognition

The Company recognizes revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for goods or services provided. Revenue associated with contracts with customers is recognized over time as the Company's performance creates or enhances customer-controlled assets or creates or enhances an asset with no alternative use, for which the Company has an enforceable right to receive compensation as defined under the contract. To determine the amount of revenue to recognize over time, the Company estimates profit by determining the difference between total estimated revenue and total estimated cost of a contract. In addition, the Company estimates a cost accrual every quarter that represents unbilled invoicing activity for services performed by subcontractors and suppliers during the quarter, and estimates revenue from the contract cost portion of this accrual based on current gross margin rates to be consistent with its cost method of revenue recognition. The estimated value of unbilled amounts are determined using a regression analysis that estimates value based on the Company's historical experience, and is adjusted for large individual projects. The profit and corresponding revenue is recognized over the contract term based on costs incurred under the cost-to-cost method. The Company utilizes the cost-to-cost method as it believes cost incurred best represents the amount of work completed and remaining on projects, and is the most common basis for computing percentage of completion in the industry. For purposes of recognizing revenue, the Company follows the five-step approach outlined in Accounting Standards Codification ("ASC") 606.

As the cost-to-cost method is driven by incurred cost, the Company calculates the percentage of completion by dividing costs incurred to date by the total estimated cost. The percentage of completion is then multiplied by estimated revenues to determine inception-to-date revenue. Revenue recognized for the period is the current inception-to-date recognized revenue less the prior period inception-to-date recognized revenue. If a contract is projected to result in a loss, the entire contract loss is recognized in the period when the loss was first determined and the amount of the loss is updated in subsequent reporting periods. Because the Company's billings are based on contract terms and do not coincide with our progress in a project, revenue recognition also includes an amount related to a contract asset or contract liability. If the recognized revenue is greater than the amount billed to the customer, a contract asset is recorded. Additionally, the contract asset includes retainage billed to the customer that cannot be collected until the contract work has been completed and approved. Conversely, if the amount billed to the customer is greater than the recognized revenue, a contract liability is recorded. Additionally, the contract liability includes a liability for the excess of costs over revenues for all contracts that are in a loss position.

Contract costs incurred to date and expected total contract costs are continuously monitored during the term of the contract. Changes in the job performance, job conditions and final contract settlements are factors that influence management's assessment of total contract value and the total estimated costs to complete those contracts, and therefore, profit and revenue recognition. Additionally, the Company estimates costs to complete on fixed price contracts which are determined on an individual contract basis by evaluating each project's status as of the balance sheet date, and using our historical experience with the level of effort required to complete the underlying project. Claims and change orders are also measured based on our historical experience with individual customers and similar contracts, and are evaluated by management individually. A change order is a modification to a contract that changes the provisions of the contract, typically resulting from changes in scope, specifications, design, manner of performance, facilities, equipment, materials, sites, or period of completion of the work under the contract. A claim is an amount in excess of the agreed-upon contract price that the Company seeks to collect from its clients or others for client-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes. The Company includes these estimated amounts of variable consideration to the extent that it is probable there will not be a significant reversal of revenue. As of December 31, 2024 and 2023, the Company recognized revenues related to significant variable consideration of $29.9 million and $76.5 million, respectively.

Some of the Company's contracts may have contract terms that include variable consideration such as safety or performance bonuses or liquidated damages. In accordance with ASC 606, the Company estimates the variable consideration using one of two methods. In contracts in which there is a binary outcome, the most likely amount method is used. In instances in which there is a range of possible outcomes, the expected value method is used. In accordance with ASC 606, the Company includes the estimated amount of variable consideration in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative recognized revenue will not occur when the final outcome of the variable consideration is determined. In contracts in which a significant reversal may occur, the Company uses constraint in recognizing revenue on variable consideration. The Company often enters into contracts that contain liquidated damage clauses. The Company does not include amounts associated with liquidated damage clauses until it is probable that liquidated damages will occur. These items are continually monitored by multiple levels of management throughout the reporting period.

A portion of the work the Company performs requires financial assurances in the form of performance and payment bonds or letters of credit at the time of execution of the contract. Many of the Company's contracts include retention provisions of up to 10%, which are generally withheld from each progress payment as retainage until the contract work has been completed and approved.

The Company provides warranties to customers on a basis customary to the industry; however, the warranty period does not typically exceed one year. Historically, warranty claims have not been material to the Company. Based on the Company's estimates, as of December 31, 2024, the Company recorded warranty reserves of $3.4 million and as of December 31, 2023, warranty reserves were not significant. Settlements on warranty claims during the years ended December 31, 2024, 2023 and 2022 were not significant.

Total revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales taxes. Sales tax collected from customers is included in other current liabilities on the Company's consolidated balance sheets.

Joint Ventures and Noncontrolling Interests

The Company accounts for investments in joint ventures using the proportionate consolidation method for income statement reporting and under the equity method for balance sheet reporting, unless the Company has a controlling interest causing the joint venture to be consolidated with equity owned by other joint venture partners recorded as noncontrolling interests. Under the proportionate consolidation method, joint venture activity is allocated to the appropriate line items found on the consolidated statements of operations in proportion to the percentage of participation the Company has in the joint venture. During the years ended December 31, 2024, 2023 and 2022, the Company recognized its proportionate share of joint venture revenues of $22.4 million, $33.0 million, and $11.3 million, respectively. Under the equity method the net investment in joint ventures is stated as a single item on the Company's consolidated balance sheets. If an investment in a joint venture contains a recourse or unfunded commitment to provide additional equity, distributions and/or losses in excess of the investment a liability is recorded in other current liabilities on the Company's consolidated balance sheets.

For joint ventures which the Company does not have a controlling interest, the Company's share of any profits and assets and its share of any losses and liabilities are recognized based on the Company's stated percentage partnership interest in the joint venture and are normally recorded by the Company one month in arrears. The investments in joint ventures are recorded at cost and the carrying amounts are adjusted to recognize the Company's proportionate share of cumulative income or loss, additional contributions made and dividends and capital distributions received. The Company records the effect of any impairment or any other-than-temporary decrease in the value of the joint venture investment as incurred, which may or may not be one month in arrears, depending on when the Company obtains the joint venture activity information. Additionally, the Company continually assesses the fair value of its investment in unconsolidated joint ventures despite using information that is one month in arrears for regular reporting purposes. The Company includes only its percentage ownership of each joint venture in its backlog.

Foreign Currency

The functional currency for the Company's Canadian operations is the Canadian dollar. Assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at the end-of-period exchange rate. Revenues and expenses are translated using average exchange rates for the periods reported. Equity accounts are translated at historical rates. Cumulative translation adjustments are included as a separate component of accumulated other comprehensive income in shareholders' equity. Foreign currency transaction gains and losses, arising primarily from changes in exchange rates on short-term monetary assets and liabilities, and intercompany loans that are not deemed long-term investment accounts are recorded in the "other income (expense), net" line on the Company's consolidated statements of operations. Foreign currency losses recorded in other income (expense), net, for the years ended December 31, 2024, 2023 and 2022 were $1.4 million, $0.1 million and $0.2 million, respectively. Foreign currency translation gains and losses, arising from intercompany loans that are deemed long-term investment accounts, are recorded in the foreign currency translation adjustment line on the Company's consolidated statements of comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

The most significant estimates are related to estimates of costs to complete on contracts, variable consideration inclusive of pending change orders and claims, shared savings, insurance reserves, income tax reserves, estimates surrounding stock-based compensation, acquisition-related contingent earn-out consideration liabilities, the recoverability of goodwill and intangibles and allowance for doubtful accounts. The Company estimates a cost accrual every period that represents costs incurred but not invoiced for services performed or goods delivered during the period, and estimates revenue from the contract cost portion of these accruals based on current gross margin rates to be consistent with its cost method of revenue recognition.

As of December 31, 2024 and 2023, the Company recognized revenues of $46.0 million and $76.5 million, respectively, related to significant change orders and/or claims that had been included as contract price adjustments on certain contracts, some of which are multi-year projects. These change orders and/or claims are in the process of being negotiated in the normal course of business, and a portion of these recognized revenues had been included in multiple periods. These aggregate amounts, which were included in "Contract assets" in the accompanying consolidated balance sheets, represent the Company's estimates of additional contract revenues that were earned and probable of collection; however, the amount ultimately realized could be significantly higher or lower than the estimated amount.

The cost-to-cost method of accounting requires the Company to make estimates about the expected revenue and gross profit on each of its contracts in process. During the year ended December 31, 2024, changes in estimates pertaining to certain projects decreased consolidated gross margin by 4.4%, which resulted in decreases in operating income of $146.5 million, net income of $96.9 million and diluted earnings per common share of $5.86. The estimates are reviewed and revised quarterly, as needed. Additional discussion on the impact of these estimate changes can be found in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations"

During the year ended December 31, 2023, changes in estimates pertaining to certain projects decreased consolidated gross margin by 1.7%, which resulted in decreases in operating income of $62.2 million, net income of $43.6 million and diluted earnings per common share of $2.59.

During the year ended December 31, 2022, changes in estimates pertaining to certain projects decreased consolidated gross margin by 0.4%, which resulted in decreases in operating income of $9.8 million, net income of $6.9 million and diluted earnings per common share of $0.41.

Advertising

Advertising costs are expensed when incurred. Advertising costs, included in selling, general and administrative expenses, were $2.0 million, $1.8 million and $1.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled. The Company also evaluates whether the recorded deferred tax assets and valuation allowances can be realized and, when necessary, reduces the amounts to what is expected to be realized.

Interest and penalties related to uncertain income tax positions are included in income tax expense on the Company's consolidated statements of operations. Interest and penalties actually incurred are charged to the interest expense and the "other income (expense), net" line, respectively.

Stock-Based Compensation

The Company determines compensation expense for stock-based awards based on the estimated fair values at the grant date and recognizes the related compensation expense over the vesting period. The Company uses the straight-line amortization method to recognize compensation expense related to stock-based awards, such as restricted stock units, that have only service conditions. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award. The Company recognizes compensation expense related to performance awards that vest based on internal performance metrics and service conditions on a straight-line basis over the service period, but adjusts inception-to-date expense based upon our determination of the potential achievement of the performance target at each reporting date. The Company recognizes compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service period. The Company recognizes forfeitures as they occur. Shares issued under the Company's stock-based compensation program are taken out of authorized but unissued shares.

Earnings Per Share

The Company computes earnings per share using the treasury stock method. Under the treasury stock method, basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period plus all potentially dilutive common stock equivalents, except in cases where the effect of the common stock equivalent would be anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Company held its cash in checking accounts or in highly liquid money market accounts. The Company's banking arrangements allow the Company to fund outstanding checks when presented to financial institutions for payment. The Company funds all intraday bank balance overdrafts during the same business day. Checks issued and outstanding in excess of bank balances are recorded in accounts payable on the Company's consolidated balance sheets and are reflected as a financing activity on the Company's Consolidated Statements of Cash Flows.

Accounts Receivable and Allowance for Doubtful Accounts

The Company does not charge interest to its customers and carries its customer receivables at their face amounts, net of contract retainage, less an allowance for doubtful accounts. Based on the Company's experience in recent years, the majority of customer balances at each balance sheet date are collected within twelve months. As is common practice in the industry, the Company classifies all accounts receivable as current assets.

The Company grants trade credit, on a non-collateralized basis (with the exception of lien rights against the property in certain cases), to its customers and is subject to potential credit risk related to changes in business and overall economic activity. The Company analyzes specific accounts receivable balances, historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In the event that a customer balance is deemed to be uncollectible, the account balance is written-off against the allowance for doubtful accounts.

Classification of Contract Assets and Liabilities

The Company recognizes revenue associated with its contracts with customers over time, for which the Company has an enforceable right to receive compensation. Many of our contracts contain specific provisions that determine when the Company can bill for its work performed under these contracts.

Any revenue earned on a contract that has not yet been billed to the customer is recorded as a contract asset on the Company's consolidated balance sheets. Contract retainages associated with contract work that has been completed and billed but not paid by its customers until the contracts are substantially complete, pursuant to contract retainage provisions under the contract, are also included in contract assets.

The Company's consolidated balance sheets present contract liabilities that contain deferred revenue that represent any costs incurred on contracts in process for which revenue has not yet been recognized. Additionally, accruals for contracts in a loss provision are included in contract liabilities.

Property and Equipment

Property and equipment is carried at cost, except for assets acquired in a business combination which are recorded at fair value at the date of acquisition. Depreciation is computed using the straight-line method over estimated useful lives. Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed and any resulting gain or loss is recognized in income from operations. The cost of maintenance and repairs is charged to expense as incurred. Property and equipment is reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of property and equipment exceeds its fair value, an impairment charge would be recorded in the statement of operations.

Leases

The Company enters into non-cancelable leases for some of our facility, vehicle and equipment needs. These leases allow the Company to conserve cash by paying a monthly lease rental fee for the use of facilities, vehicles and equipment rather than purchasing them. The Company's leases have remaining terms ranging from less than one to nine years, some of which may include options to extend the leases for up to ten years, and some of which may include options to terminate the leases within one year. Currently, all the Company's leases contain fixed payment terms. The Company may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease. Additionally, all of the Company's month-to-month leases are cancelable, by the Company or the lessor, at any time and are not included in our right-of-use asset or liability. As of December 31, 2024, the Company had several leases with residual value guarantees. The total amount probable of being owed of residual leases guarantees is not significant. Typically, the Company has purchase options on the equipment underlying its long-term leases and many of its short-term rental arrangements. The Company may exercise some of these purchase options when the need for equipment is ongoing and the purchase option price is attractive. Nonperformance-related default covenants, cross-default provisions, subjective default provisions and material adverse change clauses contained in material lease agreements, if any, are also evaluated to determine whether those clauses affect lease classification in accordance with ASC Topic 842. Leases are accounted for as operating or finance leases, depending on the terms of the lease.

Finance Leases. The Company leases some vehicles and certain equipment under finance leases. The economic substance of the leases is a financing transaction for acquisition of the vehicles and equipment. Accordingly, the right-of-use assets for these leases are included on the Company's consolidated balance sheets in property and equipment, net of accumulated depreciation, with a corresponding amount recorded in current portion of finance lease obligations or finance lease obligations, net of current maturities, as appropriate. The finance lease assets are amortized over the life of the lease or, if shorter, the life of the leased asset, on a straight-line basis and included in depreciation expense. The financing component associated with finance lease obligations is included in interest expense. Generally, for the Company's finance leases an implicit rate to calculate present value is provided in the lease agreement. However, if a rate is not provided the Company determines this rate by estimating the Company's incremental borrowing rate, utilizing the borrowing rates associated with the Company's various debt instruments.

Operating Right-of-Use Leases. Operating right-of-use leases are included in operating lease right-of-use assets, current portion of operating lease obligations and operating lease obligations, net of current maturities on the Company's consolidated balance sheets, as appropriate. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit rate to calculate present value, the Company determines this rate by estimating the Company's incremental borrowing rate, utilizing the borrowing rates associated with the Company's various debt instruments. The operating lease right-of-use asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. Our lease terms may include options to extend or terminate the lease, which are considered in the present value calculations when it is reasonably certain we will exercise those options.

Insurance

The Company carries insurance policies, which are subject to certain deductibles, for workers' compensation, general liability, automobile liability and other coverages. The deductible for each line of coverage is up to $1.0 million. Certain health benefit plans are subject to a stop-loss limit of up to $0.2 million, for qualified individuals. Losses up to the deductible amounts are accrued based upon the Company's estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported.

The insurance and claims accruals are based on known facts, actuarial estimates and historical trends. While recorded accruals are based on the ultimate liability, which includes amounts in excess of the deductible, a corresponding receivable for amounts in excess of the deductible is included in current assets on the Company's consolidated balance sheets.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company performs either a qualitative or quantitative assessment to review goodwill and intangible assets with indefinite lives for impairment on an annual basis. This assessment is performed at the beginning of the fourth quarter, or when circumstances change, such as a significant adverse change in the business climate or the decision to sell a business, both of which would indicate that impairment may have occurred. Intangible assets with finite lives are also reviewed for impairment and tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

A qualitative assessment considers financial, industry, segment and macroeconomic factors. If the qualitative assessment indicates a potential for impairment, a quantitative assessment is performed to determine if impairment exists. The quantitative assessment begins with a comparison of the fair value of the reporting unit or intangible asset with its carrying value. If the carrying amount of the reporting unit or intangible asset exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess, limited to the total amount of the goodwill allocated to the reporting unit or intangible asset. If the carrying value of goodwill or other indefinite lived assets exceeds its implied fair value, an impairment charge would be recorded in the statement of operations.

As a result of the annual qualitative review process in 2023 and 2022, the Company determined it was not necessary to perform a quantitative assessment. In 2024, the Company performed a quantitative assessment on goodwill and intangible assets with indefinite lives, this assessment did not indicate that the Company's goodwill or indefinite lived intangible assets were impaired.

Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains substantially all of its cash and cash equivalent balances with large financial institutions which are believed to be high quality institutions.

The Company is subject to a concentration of risk because it derives a significant portion of its revenues from a few customers. The Company's top ten customers accounted for approximately 37.8%, 37.9%, and 35.4% of consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively. For the years ended December 31, 2024, 2023 and 2022, no single customer accounted for more than 10.0% of annual revenues.

The Company grants trade credit under contractual payment terms, generally without collateral, to its customers, which include high credit quality electric utilities, governmental entities, general contractors and builders, owners and managers of commercial and industrial properties. Consequently, the Company is subject to potential credit risk related to changes in business and economic factors. However, the Company generally has certain statutory lien rights with respect to services provided. Under certain circumstances such as foreclosures or negotiated settlements, the Company may take title to the underlying assets in lieu of cash in settlement of receivables. As of December 31, 2024, one customer individually exceeded 10.0% of accounts receivable with approximately 11.3% of the total accounts receivable amount (excluding the impact of allowance for doubtful accounts). As of December 31, 2023, none of the Company's customers individually exceeded 10.0% of accounts receivable. The Company believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

As of December 31, 2024, approximately 87% of the Company's craft labor employees were covered by collective bargaining agreements. Although the majority of these agreements prohibit strikes and work stoppages, the Company cannot be certain that strikes or work stoppages will not occur in the future.

Recent Accounting Pronouncements

Changes to GAAP are typically established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all ASUs. The Company, based on its assessment, determined that any recently issued or proposed ASUs not listed below are either not applicable to the Company or will have minimal impact on its Financial Statements when adopted.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant reportable segment expenses and other disclosure requirements. The Company has adopted this ASU enhancing our segment disclosures. See Note 7–Segment Reporting for further information related to the Company's segments.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which is intended to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The guidance also includes certain other amendments intended to improve the effectiveness of income tax disclosures. The update is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The amendments in this pronouncement should be applied on a prospective basis, with the option to apply them retrospectively. The Company is currently evaluating the impact of the new standard on the Company's income tax disclosures.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which requires the disaggregation of certain expenses in the notes of the financials, to provide enhanced transparency into the expense captions presented on the face of the income statement. The guidance will require disclosure of certain costs and expenses on an interim and annual basis in the notes to the consolidated financial statements. The update is effective for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments in this pronouncement should be applied either (i) prospectively to financial statements issued for reporting periods after the effective date or (ii) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of the new standard on the Company's consolidated financial statements and related disclosures.

2. Acquisition

Powerline Plus Ltd

On January 4, 2022, the Company acquired all issued and outstanding shares of capital stock of Powerline Plus Ltd. and its affiliate PLP Redimix Ltd. (collectively, the "Powerline Plus Companies"), a full-service electrical distribution construction company based in Toronto, Ontario. Cash consideration paid, funded through a combination of cash on hand and borrowings under the Facility (as defined below), including $0.1 million of net asset and other adjustments, was $110.7 million, net of cash acquired. The Company finalized the purchase price accounting relating to the acquisition of the Powerline Plus Companies during the year ended December 31, 2022.

Additionally, the acquisition includes contingent earn-out consideration that may be payable if the Powerline Plus Companies achieve certain performance targets over a three-year post-acquisition period. As of the acquisition date, the fair value of the contingent earn-out consideration was $0.9 million. As of December 31, 2024 and 2023, the fair value of the contingent earn-out consideration was zero. The minimum thresholds of the performance targets were not achieved, and therefor no future payout of contingent earn-out consideration is necessary. Changes in contingent earn-out consideration, subsequent to the acquisition, of zero, $0.2 million and $0.7 million were recorded in other income, for the years ended December 31, 2024, 2023 and 2022, respectively. The results of the Powerline Plus Companies are included in the Company's consolidated financial statements beginning on the transaction date.

The purchase agreement also includes contingent consideration provisions for down-side margin guarantee adjustments based upon certain contract performance subsequent to the acquisition. The contracts were valued at fair value at the acquisition date, causing no margin guarantee estimate or adjustments for fair value. Unfavorable changes in contract estimates, such as modified costs to complete or change order recognition, will result in changes to these margin guarantee estimates. No changes in margin guarantee adjustments on contracts, subsequent to the acquisition, have been recorded for the years ended December 31, 2024, 2023 and 2022. No margin guarantee adjustments will be recognized in other income in 2025.

The following table summarizes the allocation of the opening balance sheet as of the date of the Powerline Plus Companies acquisition:

(in thousands)	January 4, 2022 acquisition date (initial estimates)		Measurement Period Adjustments		Final Acquisition Allocation
Cash paid	$	114,429	$	—	$	114,429
Contingent consideration - fair value at acquisition date		10,608		(9,743)		865
Net asset and other adjustments		563		(479)		84
Total consideration, net of estimated net asset adjustments		125,600		(10,222)		115,378
Less: Acquired cash		(3,853)		—		(3,853)
Total consideration less cash acquired, net of net asset and other adjustments	$	121,747	$	(10,222)	$	111,525
Cash and cash equivalents	$	3,853	$	—	$	3,853
Accounts receivable		12,131		(52)		12,079
Contract assets		12,443		148		12,591
Refundable income taxes		394		482		876
Prepaid expenses and other current assets		1,233		(121)		1,112
Property and equipment		10,366		1,577		11,943
Operating lease right-of-use assets		6,631		(511)		6,120
Intangible assets		—		50,246		50,246
Accounts payable		(8,095)		(466)		(8,561)
Contract liabilities		(1,597)		(95)		(1,692)
Current portion of operating lease obligations		(1,224)		—		(1,224)
Current portion of finance lease obligations		(1,492)		—		(1,492)
Deferred income tax liabilities		(1,358)		(13,991)		(15,349)
Operating lease obligations, net of current maturities		(4,897)		—		(4,897)
Finance lease obligations, net of current maturities		(3,243)		—		(3,243)
Net identifiable assets and liabilities		25,145		37,217		62,362
Unallocated intangible assets		56,650		(56,650)		—
Total acquired assets and liabilities		81,795		(19,433)		62,362
Goodwill	$	43,805	$	9,211	$	53,016

The following table summarizes the estimated fair values of identifiable intangible assets and the related weighted average amortization periods as of the acquisition date of the Powerline Plus Companies.

	Estimated Fair Value at Acquisition Date	Weighted Average Amortization Period at Acquisition Date
	(in thousands)	(in years)
Amortizable Intangible Assets		
Customer relationships	$ 39,757	15.0
Backlog	4,007	1.0
Below market lease	511	5.0
Total amortizable intangible assets	$ 44,275	14.9
Indefinite-lived Intangible Assets		
Trade names	5,971	Indefinite
Total intangible assets	$ 50,246	

The acquisition date fair values of intangible assets were determined using the income approach, which discounts the projected future cash flows using a discount rate that appropriately reflects the risks associated with the projected cash flows. Under the income approach, the acquisition date fair value of the customer relationships and backlog were estimated using a multi-period excess earnings valuation method and the acquisition date fair value of the trade names was estimated using a relief from royalty valuation method. The fair value of the acquired operating lease obligation and operating right of use asset was estimated by applying the income approach. The fair value of the operating lease obligation was determined by comparing the difference between the annual lease contract rent over the remaining contractual term to a market rate cash flow stream, discounted to the present value. The Company calculated the fair value of the operating right of use asset based on the fair values of the operating lease obligation adjusted for a below market lease positions. The contractual value of the acquired accounts receivable is equal to the fair market value.

3. Contract Assets and Liabilities

Contracts with customers usually stipulate the timing of payment, which is defined by the terms found within the various contracts under which work was performed during the period. Therefore, contract assets and liabilities are created when the timing of costs incurred on work performed does not coincide with the billing terms. These contracts frequently include retention provisions contained in each contract.

The Company's consolidated balance sheets present contract assets, which contain unbilled revenue and contract retainages associated with contract work that has been completed and billed but not paid by customers, pursuant to retainage provisions, that are generally due once the job is completed and approved. The allowance for doubtful accounts associated with contract assets was $0.4 million as of December 31, 2024 and $0.6 million as of December 31, 2023.

Contract assets consisted of the following at December 31:

(in thousands)	2024	2023	Change
Unbilled revenue, net	$ 149,449	$ 217,083	$ (67,634)
Contract retainages, net	152,493	203,533	(51,040)
Contract assets, net	$ 301,942	$ 420,616	$ (118,674)

The Company's consolidated balance sheets present contract liabilities that contain deferred revenue and an accrual for contracts in a loss provision.

Contract liabilities consisted of the following at December 31:

(in thousands)	2024	2023	Change
Deferred revenue	$ 312,632	$ 231,604	$ 81,028
Accrued loss provision	9,326	8,807	519
Contract liabilities	$ 321,958	$ 240,411	$ 81,547

The following table provides information about contract assets and contract liabilities from contracts with customers at December 31:

(in thousands)	2024	2023	Change
Contract assets, net	$ 301,942	$ 420,616	$ (118,674)
Contract liabilities	(321,958)	(240,411)	(81,547)
Net contract assets	$ (20,016)	$ 180,205	$ (200,221)

The difference between the opening and closing balances of the Company's contract assets and contract liabilities primarily results from the timing of the Company's billings in relation to its performance of work. The amounts of revenues recognized in the period that were included in the opening contract liability balances were $160.3 million and $130.7 million for the year ended December 31, 2024 and 2023, respectively. This revenue consists primarily of work performed on previous billings to customers.

The net asset position for contracts in process consisted of the following at December 31:

(in thousands)	2024	2023
Costs and estimated earnings on uncompleted contracts	$ 7,627,894	$ 6,716,990
Less: billings to date	7,791,077	6,731,511
	$ (163,183)	$ (14,521)

The net asset position for contracts in process is included within the contract asset and contract liability in the accompanying consolidated balance sheets as follows at December 31:

(in thousands)	2024	2023
Unbilled revenue, net	$ 149,449	$ 217,083
Deferred revenue	(312,632)	(231,604)
	$ (163,183)	$ (14,521)

4. Lease Obligations

From time to time, the Company enters into non-cancelable leases for some of our facility, vehicle and equipment needs. These leases allow the Company to conserve cash by paying a monthly lease rental fee for the use of facilities, vehicles and equipment rather than purchasing them. The Company's leases have remaining terms ranging from less than one to nine years, some of which may include options to extend the leases for up to ten years, and some of which may include options to terminate the leases within one year. Currently, all the Company's leases contain fixed payment terms. The Company may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease. Additionally, all of the Company's month-to-month leases are cancelable, by the Company or the lessor, at any time and are not included in our right-of-use asset or liability. At December 31, 2024 and 2023, the Company had several leases with residual value guarantees. Typically, the Company has purchase options on the equipment underlying its long-term leases and many of its short-term rental arrangements. The Company may exercise some of these purchase options when the need for equipment is ongoing and the purchase option price is attractive. Leases are accounted for as operating or finance leases, depending on the terms of the lease.

The following is a summary of the lease-related assets and liabilities recorded:

(in thousands)	Classification on the Consolidated Balance Sheet	December 31, 2024	December 31, 2023
Assets			
Operating lease right-of-use assets	Operating lease right-of-use assets	$ 42,648	$ 35,012
Finance lease right-of-use assets	Property and equipment, net of accumulated depreciation	3,215	2,363
Total right-of-use lease assets		$ 45,863	$ 37,375
Liabilities			
Current			
Operating lease obligations	Current portion of operating lease obligations	$ 12,141	$ 9,237
Finance lease obligations	Current portion of finance lease obligations	1,046	2,039
Total current obligations		13,187	11,276
Non-current			
Operating lease obligations	Operating lease obligations, net of current maturities	30,496	25,775
Finance lease obligations	Finance lease obligations, net of current maturities	1,930	314
Total non-current obligations		32,426	26,089
Total lease obligations		$ 45,613	$ 37,365

The following is a summary of the lease terms and discount rates:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term – finance leases	3.3 years	0.9 years
Weighted-average remaining lease term – operating leases	3.7 years	4.0 years
Weighted-average discount rate – finance leases	3.9 %	3.1 %
Weighted-average discount rate – operating leases	4.0 %	4.0 %

The following is a summary of certain information related to the lease costs for finance and operating leases:

(in thousands)	Year ended December 31, 2024	2023	2022
Lease cost:			
Finance lease cost:			
Amortization of right-of-use assets	$ 968	$ 791	$ 1,138
Interest on lease liabilities	101	83	128
Operating lease cost	15,621	14,302	13,428
Variable lease costs	385	353	415
Total lease cost	$ 17,075	$ 15,529	$ 15,109

The following is a summary of other information and supplemental cash flow information related to finance and operating leases:

(in thousands)	Year ended December 31, 2024	2023	2022
Other information:			
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 15,025	$ 14,519	$ 13,287
Right-of-use asset obtained in exchange for new operating lease obligations	$ 19,264	$ 11,039	$ 21,663
Right-of-use asset obtained in exchange for new finance lease obligations	$ 3,226	$ —	$ 517

Information on operating and financing lease right of use assets and corresponding lease obligations acquired with the Powerline Plus Companies is provided in Note 2–Acquisitions to the Financial Statements.

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligation indicated on the Company's consolidated balance sheets, under current portion of operating lease obligations and operating lease obligations, net of current maturities, as of December 31, 2024 were as follows:

(in thousands)	Finance Lease Obligations		Operating Lease Obligations		Total Lease Obligations	
2025	$	1,142	$	16,415	$	17,557
2026		828		13,218		14,046
2027		829		8,347		9,176
2028		370		6,709		7,079
2029		—		4,062		4,062
Thereafter		—		904		904
Total minimum lease payments		3,169		49,655		52,824
Financing component		(193)		(7,018)		(7,211)
Net present value of minimum lease payments		2,976		42,637		45,613
Less: current portion of operating lease obligations		(1,046)		(12,141)		(13,187)
Long-term operating lease obligations	$	1,930	$	30,496	$	32,426

The financing component for finance lease obligations represents the interest component of finance leases that will be recognized as interest expense in future periods. The financing component for operating lease obligations represents the effect of discounting the lease payments to their present value.

Certain subsidiaries of the Company have operating leases for facilities from third party companies that are owned, in whole or part, by employees of the subsidiaries. The terms and rental rates of these leases are at market rental rates. Lease expense associated with these leases was $2.5 million, $2.7 million and $2.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the minimum lease payments required under these leases totaled $10.0 million, which are due over the next 4.7 years.

5. Fair Value Measurements

The Company uses the three-tier hierarchy of fair value measurement, which prioritizes the inputs used in measuring fair value based upon their degree of availability in external active markets. These tiers include: Level 1 (the highest priority), defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 (the lowest priority), defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2024 and 2023, the Company determined that the carrying value of cash and cash equivalents approximated fair value based on Level 1 inputs. As of December 31, 2024 and 2023, the fair value of the Company's long-term debt and finance lease obligations were based on Level 2 inputs. The Company's long-term debt was based on variable and fixed interest rates at December 31, 2024 and 2023. Long-term debt with variable interest rates is based on rates for new issues with similar remaining maturities, and approximated carrying value. In addition, based on borrowing rates currently available to the Company for borrowings with similar terms, the carrying value of the Company's long term debt with fixed interest rates approximated fair value.

As of December 31, 2024, the fair value of the Company's contingent earn-out consideration liability associated with the acquisition of the Powerline Plus Companies, was based on Level 3 inputs. The contingent earn-out consideration recorded represents the estimated fair value of future amounts potentially payable to the former owners of the acquired Powerline Plus Companies, if the Powerline Plus Companies achieve certain performance targets over a three-year post-acquisition period. The fair value was initially determined using a Monte Carlo simulation valuation methodology based on probability-weighted performance projections and other inputs, including a discount rate and an expected volatility factor. The fair value of this contingent earn-out consideration liability will be evaluated on an ongoing basis by management. Accordingly, the level of inputs used for these fair value measurements is the lowest level (Level 3). Significant changes in any of these assumptions could result in a significantly higher or lower potential liability.

6. Accounts Receivable

Accounts receivable consisted of the following at December 31:

(in thousands)	2024	2023
Contract receivables	$ 651,746	$ 516,142
Other	2,452	7,738
	654,198	523,880
Less: allowance for doubtful accounts	(1,129)	(1,987)
	$ 653,069	$ 521,893

The roll-forward of activity in the allowance for doubtful accounts was as follows for the years ended December 31:

(in thousands)	2024	2023	2022
Balance at beginning of period	$ 1,987	$ 2,073	$ 2,441
Less: reduction in (provision for) allowances	(19)	85	320
Less: write offs, net of recoveries	860	3	45
Change in foreign currency translation	(17)	2	(3)
Balance at end of period	$ 1,129	$ 1,987	$ 2,073

7. Prepaid Expenses and Other Current Assets

Prepaid expense and other current assets consisted of the following at December 31:

(in thousands)	2024	2023
Prepaid expenses	$ 40,872	$ 44,410
Other current assets	1,596	2,125
	$ 42,468	$ 46,535

8. Property and Equipment

Property and equipment consisted of the following at December 31:

(dollars in thousands)	Estimated Useful Life in Years	2024	2023
Land	—	$ 10,351	$ 10,351
Buildings and improvements	3 to 39	51,880	44,352
Construction equipment	3 to 12	586,335	578,563
Office equipment	3 to 10	16,883	16,177
		665,449	649,443
Less: accumulated depreciation and amortization		(387,223)	(380,465)
		$ 278,226	$ 268,978

Construction equipment includes assets under finance leases — see additional information provided in Note 4 — Lease Obligations to the Financial Statements.

Depreciation and amortization expense of property and equipment for the years ended December 31, 2024, 2023 and 2022 was $60.3 million, $54.2 million and $49.2 million, respectively.

9. Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following at December 31:

(in thousands)	2024 Gross Carrying Amount	2024 Accumulated Amortization	2024 Net Carrying Amount	2023 Gross Carrying Amount	2023 Accumulated Amortization	2023 Net Carrying Amount
Goodwill						
T&D	$ 93,240	$ —	$ 93,240	$ 93,240	$ —	$ 93,240
C&I	25,830	—	25,830	25,830	—	25,830
Foreign currency translation	(6,087)	—	(6,087)	(2,117)	—	(2,117)
Total goodwill	$ 112,983	$ —	$ 112,983	$ 116,953	$ —	$ 116,953
Amortizable Intangible Assets						
Backlog	$ 9,296	$ 9,296	$ —	$ 9,296	$ 9,296	$ —
Customer relationships	71,139	25,319	45,820	71,139	20,905	50,234
Trade names	695	450	245	695	403	292
Below market lease	511	283	228	511	200	311
Foreign currency translation	(5,073)	(775)	(4,298)	(1,768)	(270)	(1,498)
Indefinite-lived Intangible Assets						
Trade names	34,413	—	34,413	34,412	—	34,412
Foreign currency translation	(717)	—	(717)	(235)	—	(235)
Total intangible assets	$ 110,264	$ 34,573	$ 75,691	$ 114,050	$ 30,534	$ 83,516

Customer relationships, amortizable trade names and backlog are being amortized on a straight-line method over an estimated useful life ranging up to 15 years and the remaining life of the contract, respectively, and have been determined to have no residual value. Certain trade names have indefinite lives and, therefore, are not being amortized. Intangible asset amortization expense was $4.9 million, $4.9 million and $9.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, estimated future intangible asset amortization expense for the each of the next five years and thereafter was as follows:

(in thousands)	Future Amortization Expense
2025	$ 4,749
2026	4,749
2027	4,617
2028	4,607
2029	4,569
Thereafter	18,704
Total	$ 41,995

10. Accrued Liabilities

Other current liabilities consisted of the following at December 31:

(in thousands)	2024	2023
Payroll and incentive compensation	$ 34,120	$ 39,986
Union dues and benefits	21,277	26,107
Payroll, sales and other taxes	10,602	13,903
Profit sharing and thrift plan	3,162	8,592
Other	18,676	12,005
	$ 87,837	$ 100,593

11. Debt

The table below reflects the Company's total debt, including borrowings under its credit agreement and equipment notes:

(dollars in thousands)	Inception Date	Stated Interest Rate (per annum)	Payment Frequency	Term (years)	Outstanding Balance as of December 31, 2024	Outstanding Balance as of December 31, 2023
Credit Agreement						
Revolving loans	5/31/2023	Variable	Variable	5	$ 58,395	$ 13,201
Equipment Notes						
Equipment Note 8	12/27/2019	2.75%	Semi-annual	5	—	2,871
Equipment Note 10	8/26/2022	4.32%	Semi-annual	5	15,957	20,125
Other equipment note	4/11/2022	4.55%	Monthly	5	29	44
					15,986	23,040
Total debt					74,381	36,241
Less: current portion of long-term debt					(4,363)	(7,053)
Long-term debt					$ 70,018	$ 29,188

Credit Agreement

On May 31, 2023, the Company entered into a five-year third amended and restated credit agreement with a maturity date of May 31, 2028, (the "Credit Agreement") through a syndicate of banks led by JPMorgan Chase Bank, N.A. and Bank of America, N.A, that provides for a $490 million revolving credit facility (the "Facility"), subject to certain financial covenants as defined in the Credit Agreement. The Facility allows for revolving loans in Canadian dollars and other non-US currencies, up to the U.S. dollars equivalent of $150 million. Up to $75 million of the Facility may be used for letters of credit, with an additional $75 million available for letters of credit, subject to the sole discretion of each issuing bank. The Facility also allows for $15 million to be used for swingline loans. The Company has an expansion option to increase the commitments under the Facility or enter into incremental term loans, subject to certain conditions, by up to an additional $200 million upon receipt of additional commitments from new or existing lenders. Subject to certain exceptions, the Facility is secured by substantially all of the assets of the Company and its domestic subsidiaries, and by a pledge of substantially all of the capital stock of the Company's domestic subsidiaries and 65% of the capital stock of the direct foreign subsidiaries of the Company. Additionally, subject to certain exceptions, the Company's domestic subsidiaries also guarantee the repayment of all amounts due under the Credit Agreement. The Credit Agreement provides for customary events of default. If an event of default occurs and is continuing, on the terms and subject to the conditions set forth in the Credit Agreement, amounts outstanding under the Facility may be accelerated and may become or be declared immediately due and payable. Borrowings under the Credit Agreement are used to refinance existing indebtedness, and to provide for future working capital, capital expenditures, acquisitions and other general corporate purposes.

Amounts borrowed under the Credit Agreement bear interest, at the Company's option, at a rate equal to either (1) the Alternate Base Rate (as defined in the Credit Agreement), plus an applicable margin ranging from 0.25% to 1.00%; or (2) the Term Benchmark Rate (as defined in the Credit Agreement) plus an applicable margin ranging from 1.25% to 2.00%. The applicable margin is determined based on the Company's Net Leverage Ratio (as defined in the Credit Agreement). Letters of credit issued under the Facility are subject to a letter of credit fee of 1.25% to 2.00% for non-performance letters of credit or 0.625% to 1.00% for performance letters of credit, based on the Company's Net Leverage Ratio. The Company is subject to a commitment fee of 0.20% to 0.30%, based on the Company's Net Leverage Ratio, on any unused portion of the Facility. The Credit Agreement restricts certain types of payments when the Company's Net Leverage Ratio, after giving pro forma effect thereto, exceeds 2.75. The weighted average interest rate on borrowings outstanding on the Facility was 6.63% and 7.07% per annum, for the year ended December 31, 2024 and 2023, respectively.

Under the Credit Agreement, the Company is subject to certain financial covenants including a maximum Net Leverage Ratio of 3.0 and a minimum Interest Coverage Ratio (as defined in the Credit Agreement) of 3.0. The Credit Agreement also contains covenants including limitations on asset sales, investments, indebtedness and liens. The Company was in compliance with all of its financial covenants under the Credit Agreement as of December 31, 2024.

As of December 31, 2024, the Company had $58.4 million of borrowings outstanding under the Facility and letters of credit outstanding under the Facility of approximately $37.3 million, including $32.6 million related to the Company's payment obligation under its insurance programs and approximately $4.7 million related to contract performance obligations.

As of December 31, 2023, the Company had $13.2 million of borrowings outstanding under the Facility and letters of credit outstanding under the Facility of approximately $34.4 million, including $27.1 million related to the Company's payment obligation under its insurance programs and approximately $7.3 million related to contract performance obligations.

The Company had remaining deferred debt issuance costs related to the Facility totaling $1.8 million and $2.2 million as of December 31, 2024 and 2023, respectively. As permitted, debt issuance costs have been deferred and are presented as an asset within other assets, which is amortized as interest expense over the term of the Credit Agreement.

Equipment Notes

The Company has entered into Master Equipment Loan and Security Agreements (the "Master Loan Agreements") with multiple finance companies. The Master Loan Agreements may be used for the financing of equipment between the Company and the lenders pursuant to one or more equipment notes ("Equipment Note"). Each Equipment Note executed under the Master Loan Agreements constitutes a separate, distinct and independent financing of equipment and a contractual obligation of the Company, which may contain prepayment clauses.

As of December 31, 2024, the Company had one Equipment Note outstanding under the Master Loan Agreements that is collateralized by equipment and vehicles owned by the Company. As of December 31, 2024, the Company had one other equipment note outstanding that is collateralized by a vehicle owned by the Company. The following table sets forth our remaining principal payments for the Company's outstanding equipment notes as of December 31, 2024:

(in thousands)	Future Equipment Notes Principal Payments
2025	$ 4,363
2026	4,554
2027	7,069
2028	—
2029	—
Thereafter	—
Total future principal payments	$ 15,986
Less: current portion of equipment notes	(4,363)
Long-term principal obligations	$ 11,623

12. Revenue Recognition

Disaggregation of Revenue

A majority of the Company's revenues are earned through contracts with customers that normally provide for payment upon completion of specified work or units of work as identified in the contract. Although there is considerable variation in the terms of these contracts, they are primarily structured as fixed-price contracts, under which the Company agrees to perform a defined scope of a project for a fixed amount, or unit-price contracts, under which the Company agrees to do the work at a fixed price per unit of work as specified in the contract. The Company also enters into time-and-equipment and time-and-materials contracts under which the Company is paid for labor and equipment at negotiated hourly billing rates and for other expenses, including materials, as incurred at rates agreed to in the contract. Finally, the Company sometimes enters into cost-plus contracts, where the Company is paid for costs plus a negotiated margin. On occasion, time-and-equipment, time-and-materials and cost-plus contracts require the Company to include a guarantee not-to-exceed a maximum price.

Historically, fixed-price and unit-price contracts have had the highest potential margins; however, they have had a greater risk in terms of profitability because cost overruns may not be recoverable. Time-and-equipment, time-and-materials and cost-plus contracts have historically had less margin upside, but generally have had a lower risk of cost overruns. The Company also provides services under master service agreements ("MSAs") and other variable-term service agreements. MSAs normally cover maintenance, upgrade and extension services, as well as new construction. Work performed under MSAs is typically billed on a unit-price, time-and-materials or time-and-equipment basis. MSAs are typically one to three years in duration; however, most of the Company's contracts, including MSAs, may be terminated by the customer on short notice, typically 30 to 90 days, even if the Company is not in default under the contract. Under MSAs, customers generally agree to use the Company for certain services in a specified geographic region. Most MSAs include no obligation for the contract counterparty to assign specific volumes of work to the Company and do not require the counterparty to use the Company exclusively, although in some cases the MSA contract gives the Company a right of first refusal for certain work. Additional information related to the Company's market types is provided in Note 17–Segment Information to the Financial Statements.

The components of the Company's revenue by contract type were as follows for the year ended December 31:

| | **2024** | | | | | |
| | **T&D** | | **C&I** | | **Total** | |
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Fixed price	$ 824,643	43.9 %	$ 1,202,653	81.2 %	$ 2,027,296	60.3 %
Unit price	596,089	31.7	80,507	5.4	676,596	20.1
T&E[1]	459,769	24.4	198,629	13.4	658,398	19.6
	$ 1,880,501	100.0 %	$ 1,481,789	100.0 %	$ 3,362,290	100.0 %

| | **2023** | | | | | |
| | **T&D** | | **C&I** | | **Total** | |
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Fixed price	$ 1,100,273	52.7 %	$ 1,274,763	82.0 %	$ 2,375,036	65.2 %
Unit price	549,221	26.3	92,581	6.0	641,802	17.6
T&E[1]	439,702	21.0	187,365	12.0	627,067	17.2
	$ 2,089,196	100.0 %	$ 1,554,709	100.0 %	$ 3,643,905	100.0 %

| | **2022** | | | | | |
| | **T&D** | | **C&I** | | **Total** | |
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Fixed price	$ 835,288	47.8 %	$ 1,051,428	83.3 %	$ 1,886,716	62.7 %
Unit price	475,276	27.2	78,714	6.2	553,990	18.4
T&E[1]	435,228	25.0	132,608	10.5	567,836	18.9
	$ 1,745,792	100.0 %	$ 1,262,750	100.0 %	$ 3,008,542	100.0 %

(1) The Company T&E contract type includes time-and-equipment, time-and-materials and cost-plus contracts.

The components of the Company's revenue by market type were as follows for the year ended December 31:

(dollars in thousands)	Segment	2024 Amount	2024 Percent	2023 Amount	2023 Percent	2022 Amount	2022 Percent
Transmission	T&D	$ 1,139,848	33.9 %	$ 1,380,923	37.9 %	$ 1,083,415	36.0 %
Distribution	T&D	740,653	22.0	708,273	19.4	662,377	22.0
Electrical construction	C&I	1,481,789	44.1	1,554,709	42.7	1,262,750	42.0
Total revenue		$ 3,362,290	100.0 %	$ 3,643,905	100.0 %	$ 3,008,542	100.0 %

Remaining Performance Obligations

On December 31, 2024, the Company had $2.34 billion of remaining performance obligations. The Company's remaining performance obligations include projects that have a written award, a letter of intent, a notice to proceed or an agreed-upon work order to perform work on mutually accepted terms and conditions. The timing of when remaining performance obligations are recognized is evaluated quarterly and is largely driven by the estimated start date and duration of the underlying projects.

The following table summarizes the total amount of remaining performance obligations as of December 31, 2024 that the Company expects to be realized, the amount of the remaining performance obligations that the Company reasonably estimates will be recognized within the next twelve months, and the amount estimated to be recognized after the next twelve months.

	Remaining Performance Obligations as of December 31, 2024		
(in thousands)	Total	Amount estimated to be recognized within 12 months	Amount estimated to be recognized after 12 months
T&D	$ 592,032	$ 580,086	$ 11,946
C&I	1,746,929	1,262,780	484,149
Total	$ 2,338,961	$ 1,842,866	$ 496,095

The Company estimates approximately 95% or more of the remaining performance obligations will be recognized within twenty-four months, including approximately 80% of the remaining performance obligations estimated to be recognized within twelve months, although the timing of the Company's performance is not always under its control. The timing of when remaining performance obligations are recognized by the Company can vary considerably and is impacted by multiple variables including, but not limited to: changes in the estimated versus actual start time of a project; the availability of labor, equipment and materials; changes in project workflow; weather; project delays and accelerations; and the timing of final contract settlements. Additionally, the difference between the remaining performance obligations and backlog is due to the exclusion of a portion of the Company's MSAs under certain contract types from the Company's remaining performance obligations as these contracts can be canceled for convenience at any time by the Company or the customer without considerable cost incurred by the customer. Additional information related to backlog is provided in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report.

13. Income Taxes

Income before income taxes by geographic area was, for the years ended December 31:

(in thousands)	2024	2023	2022
Federal	$ 64,068	$ 102,014	$ 104,185
Foreign	(17,575)	22,990	10,019
	$ 46,493	$ 125,004	$ 114,204

Income tax expense consisted of the following for the years ended December 31:

(in thousands)	2024	2023	2022
Current			
Federal	$ 11,437	$ 21,337	$ 13,948
Foreign	1,788	1,821	2,148
State	3,405	7,348	5,154
	16,630	30,506	21,250
Deferred			
Federal	4,917	(159)	7,739
Foreign	(8,318)	3,984	465
State	3,001	(317)	1,369
	(400)	3,508	9,573
Income tax expense	$ 16,230	$ 34,014	$ 30,823

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate for operations were as follows for the years ended December 31:

	2024	2023	2022
U.S federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of U.S. federal income tax expense	10.3	4.4	4.5
Change in valuation allowance	0.1	—	—
Tax differential on foreign earnings	(2.0)	0.7	0.6
Non-deductible meals and entertainment	1.6	0.5	0.2
Stock compensation excess tax benefits	(4.6)	(2.6)	(2.4)
Uncertain tax positions	(0.5)	—	0.1
Provision to return adjustments, net	0.6	0.7	0.7
Section 162(m) limitation	10.6	2.5	2.4
Tax credits	(0.6)	—	—
Other income, net	(1.6)	—	(0.1)
Effective rate	34.9 %	27.2 %	27.0 %

The net deferred tax assets and (liabilities) arising from temporary differences was as follows at December 31:

(in thousands)	2024	2023
Deferred income tax assets:		
Self-insurance reserves	$ 1,498	$ 3,850
Contract loss reserves	2,076	2,273
Stock-based awards	3,521	3,336
Bonus	10,128	11,137
Accrued vacation	2,653	2,295
Accrued profit sharing	161	1,707
Operating lease liabilities	11,126	8,115
Non-U.S. operating loss	13,166	2,411
Other	3,064	1,090
Total deferred income tax assets before valuation allowances	47,393	36,214
Less: valuation allowances	(2,247)	(2,412)
Total deferred income tax assets	45,146	33,802
Deferred income tax liabilities:		
Property and equipment — tax over book depreciation	(48,194)	(45,332)
Non-U.S. intangible assets — tax over book amortization	(9,601)	(10,363)
Intangible assets — tax over book amortization	(5,200)	(4,013)
Right-of-use operating lease assets	(11,129)	(8,115)
Non-U.S. deferred income tax liabilities	—	(8,819)
Contract revenue adjustment	(17,303)	(4,790)
Other	(483)	(600)
Total deferred income tax liabilities	(91,910)	(82,032)
Net deferred income taxes	$ (46,764)	$ (48,230)

The Company determined that it is more-likely-than-not that it will not realize certain deferred tax assets related to net operating loss carryforwards on certain Canadian subsidiaries and therefore recorded a valuation allowance against the deferred tax assets for those entities.

Earnings from the Company's Canadian subsidiaries are indefinitely reinvested in Canada, therefore as of December 31, 2024, the Company had no undistributed earnings or withholding deferral associated with its Canadian subsidiaries.

The Company is subject to taxation in various jurisdictions. The Company's 2020 through 2023 tax returns are subject to examination by U. S. federal authorities. The Company's tax returns are subject to examination by various state authorities for the years 2019 through 2023.

The Company has recorded a liability for unrecognized tax benefits related to tax positions taken on its various income tax returns. If recognized, the entire amount of unrecognized tax benefits would favorably impact the effective tax rate that is reported in future periods. The decrease in the unrecognized tax benefits as of December 31, 2024 was primarily due to the lapses in the applicable statutes of limitations. The total unrecognized tax benefits is expected to be reduced by less than $0.2 million within the next 12 months. Interest and penalties related to uncertain income tax positions are included as a component of income tax expense in the Financial Statements.

The following is a reconciliation of the beginning and ending liability for unrecognized tax benefits at December 31:

(in thousands)	2024	2023
Balance at beginning of period	$ 417	$ 390
Gross increases (decreases) in current period tax positions	(122)	54
Reductions in tax positions due to lapse of statutory limitations	(30)	(27)
Balance at end of period	265	417
Accrued interest and penalties at end of period	24	107
Total liability for unrecognized tax benefits	$ 289	$ 524

The liability for unrecognized tax benefits, including accrued interest and penalties, was included in other liabilities on the accompanying consolidated balance sheets. The amount of interest and penalties charged or credited to income tax expense as a result of the unrecognized tax benefits was not significant in the years ended December 31, 2024, 2023 and 2022.

14. Commitments and Contingencies

Purchase Commitments

As of December 31, 2024, the Company had approximately $4.9 million in outstanding purchase orders for certain construction equipment, with cash payments scheduled to occur in 2025.

Insurance and Claims Accruals

The Company carries insurance policies, which are subject to certain deductibles and limits, for workers' compensation, general liability, automobile liability and other insurance coverage. The deductible per occurrence for each line of coverage is up to $1.0 million. The Company's health benefit plans are subject to stop-loss limits of up to $0.2 million for qualified individuals. Losses up to the deductible and stop-loss amounts are accrued based upon the Company's estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported.

The insurance and claims accruals are based on known facts, actuarial estimates and historical trends. While recorded accruals are based on the ultimate liability, which includes amounts in excess of the deductible, a corresponding receivable for amounts in excess of the deductible is included in total assets on the Company's consolidated balance sheets. The following table includes the Company's accrued short- and long-term insurance liabilities at December 31:

(in thousands)	2024	2023
Balance at beginning of period	$ 80,065	$ 80,039
Net increases in accrued self-insurance	90,586	86,093
Net payments made	(91,168)	(86,067)
Balance at end of period	$ 79,483	$ 80,065

Insurance expense, including premiums, for workers' compensation, general liability, automobile liability, employee health benefits, and other coverages for the years ended December 31, 2024, 2023 and 2022 was $90.6 million, $88.3 million and $77.1 million, respectively.

Performance and Payment Bonds and Parent Guarantees

In certain circumstances, the Company is required to provide performance and payment bonds in connection with its future performance on certain contractual commitments. The Company has indemnified its sureties for any expenses paid out under these bonds. As of December 31, 2024, an aggregate of approximately $2.27 billion in original face amount of bonds issued by the Company's sureties were outstanding. The Company estimated the remaining cost to complete these bonded projects was approximately $662.6 million as of December 31, 2024.

From time to time, the Company guarantees the obligations of wholly-owned subsidiaries, including obligations under certain contracts with customers, certain lease agreements and, in some states, obligations in connection with obtaining contractors' licenses. Additionally, from time to time, the Company is required to post letters of credit to guarantee the obligations of its wholly-owned subsidiaries, which reduces the borrowing availability under the Facility.

Indemnities

From time to time, pursuant to its service arrangements, the Company indemnifies its customers for claims related to the services it provides under those service arrangements. These indemnification obligations may subject the Company to indemnity claims, liabilities and related litigation. The Company is not aware of any material unrecorded liabilities for asserted claims in connection with these indemnification obligations.

Collective Bargaining Agreements

Most of the Company's subsidiaries' craft labor employees are covered by collective bargaining agreements. The agreements require the subsidiaries to pay specified wages, provide certain benefits and contribute certain amounts to multi-employer pension plans. If a subsidiary withdraws from any of the multi-employer pension plans or if the plans were to otherwise become underfunded, the subsidiary could incur liabilities for additional contributions related to these plans. Although the Company has been informed that the status of some multi-employer pension plans to which its subsidiaries contribute have been classified as "critical", the Company is not currently aware of any potential liabilities related to this issue. See Note 16 — Employee Benefit Plans to the Financial Statements for further information related to the Company's participation in multi-employer plans.

Litigation and Other Legal Matters

The Company is from time to time party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract, property damages, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, the Company records reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company is routinely subject to other civil claims, litigation and arbitration, and regulatory investigations arising in the ordinary course of business. Some of these claims and litigations include claims related to the Company's current services and operations, the Company believes that it has strong defenses to these claims as well as insurance coverages that could contribute to any settlement or liability in the event claims are not resolved in our favor. These claims have not had a material impact on the Company to date, and the Company believes that the likelihood that a future material adverse outcome will result from these claims is remote. However, if facts and circumstances change in the future, the Company cannot be certain that an adverse outcome of one or more of these claims would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

15. Stock-Based Compensation

The Company maintains two equity compensation plans under which stock-based compensation has been granted, the 2017 Long-Term Incentive Plan (Amended and Restated as of April 24, 2024) (the "LTIP") and the 2007 Long-Term Incentive Plan (Amended and Restated as of May 1, 2014) (the "2007 LTIP" and, collectively with the LTIP, the "Long-Term Incentive Plans"). Upon the initial adoption of the LTIP in 2017, awards were no longer granted under the 2007 LTIP. The LTIP was approved by our shareholders and provides for grants of (a) incentive stock options qualified as such under U.S. federal income tax laws, (b) stock options that do not qualify as incentive stock options, (c) stock appreciation rights, (d) restricted stock awards, (e) restricted stock units, (f) performance awards, (g) phantom stock, (h) stock bonuses, (i) dividend equivalents, or (j) any combination of such awards. The LTIP permits the granting of up to 1,500,000 shares to directors, officers and other employees of the Company. Grants of awards to employees are approved by the Compensation Committee of the Board of Directors and grants to independent members of the Board of Directors are approved by the Board of Directors. All awards are made with an exercise price or base price, as the case may be, that is not less than the full fair market value per share on the date of grant. No stock option or stock appreciation right may be exercised more than 10 years from the date of grant.

Shares issued as a result of stock option exercises or stock grants are made available from authorized unissued shares of common stock or treasury stock.

Stock Options

The Company has not awarded any stock options since 2013, and in 2023 the Company's final outstanding and exercisable options were exercised or expired. Stock options granted to the Company's employees or directors were granted with an exercise price equal to the market price of the Company's stock on the date of grant. The Company used the Black-Scholes-Merton option-pricing model to estimate the fair value of options as of the date of grant. All stock options were fully expensed as of December 31, 2016.

Following is a summary of stock option activity for the two-year period ended December 31, 2023:

	Options		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2022	2,709	$	23.74			
Exercised	(1,680)	$	23.67			
Expired	(160)	$	19.37			
Outstanding and Exercisable at December 31, 2022	869	$	24.68	0.2 years	$	63
Exercised	(827)	$	24.68			
Expired	(42)	$	24.68			
Outstanding and Exercisable at December 31, 2023	—	$	—	0.0 years	$	—

During the years ended December 31, 2023 and 2022, the intrinsic value of stock options exercised was $0.1 million.

Time-Vested Stock Awards

The company grants time-vested stock awards under the LTIP in the form of restricted stock awards, restricted stock units or equity-settled phantom stock. The grant date fair value of the time-vested stock awards is equal to the closing market price of the Company's common stock on the date of grant. Time-vested stock awards granted under the LTIP to eligible employees in 2024 vest ratably on an annual basis, over three years. Time-vested stock awards granted under the LTIP to non-employee directors in 2024 vest over a one year period.

The Company recognizes stock-based compensation expense related to restricted stock awards and restricted stock units based on the grant date fair value, which was the closing price of the Company's stock on the date of grant. The fair value is expensed over the service period, which is generally three years for time-vested stock awards granted to eligible employees and one year for non-employee directors.

During the years ended December 31, 2024, 2023 and 2022, time-vested stock vesting activity settled in common stock had an intrinsic value, at the time of vesting, of $6.8 million, $7.3 million and $7.0 million, respectively.

Following is a summary of time-vested stock awards activity for the three-year period ended December 31, 2024:

	Shares		Per Share Weighted- Average Grant Date Fair Value
Outstanding unvested at January 1, 2022	132,497	$	44.88
Granted	45,992	$	76.93
Vested	(73,373)	$	42.47
Forfeited	(2,500)	$	58.43
Outstanding unvested at December 31, 2022	102,616	$	69.70
Granted	51,167	$	117.60
Vested	(63,722)	$	59.71
Forfeited	(9,323)	$	90.75
Outstanding unvested at December 31, 2023	80,738	$	105.50
Granted	40,723	$	171.55
Vested	(42,554)	$	99.52
Forfeited	(2,183)	$	138.38
Outstanding unvested at December 31, 2024	76,724	$	142.95

Performance Awards

The Company grants performance awards under the LTIP. Under these awards, shares of the Company's common stock may be earned based on the Company's performance compared to defined metrics. The number of shares earned under a performance award may vary from zero to 200% of the target shares awarded, based upon the Company's performance compared to certain financial and other metrics. The metrics used for the grant are determined by the Compensation Committee of the Board of Directors and may be either based on internal measures such as the Company's financial performance compared to target or on a market-based metric such as the Company's stock performance compared to a peer group. Performance awards cliff vest upon attainment of at least the minimum stated performance targets and minimum service requirements and are paid in the Company's common stock.

For performance awards, the Company recognizes stock-based compensation expense based on the grant date fair value of the award. The fair value of internal metric-based performance awards is determined by the closing stock price of the Company's common stock on the date of the grant. The fair value of market-based performance awards is computed using a Monte Carlo simulation. Performance awards granted in 2024 are expensed over the service period of approximately 2.8 years. The Company adjusts the stock-based compensation expense related to internal metric-based performance awards according to its determination of the shares expected to vest at each reporting date. Stock-based compensation expense related to market metric-based performance awards is expensed at their grant date fair value regardless of performance.

During the years ended December 31, 2024, 2023 and 2022, performance award vesting activity settled in common stock had an intrinsic value, at the time of vesting, of $3.2 million, $12.0 million and $15.7 million, respectively.

Following is a summary of performance share award activity for the three-year period ended December 31, 2024:

	Shares		Per Share Weighted-Average Grant Date Fair Value
Outstanding unvested at January 1, 2022	121,327	$	50.06
Granted at target	31,603	$	118.82
Adjusted for performance above target	78,684	$	34.10
Vested	(157,368)	$	34.10
Forfeited	(738)	$	45.71
Outstanding unvested at December 31, 2022	73,508	$	96.75
Granted at target	32,994	$	136.54
Adjusted for performance above target	38,916	$	80.07
Vested	(77,832)	$	80.07
Forfeited	(8,468)	$	108.24
Outstanding unvested at December 31, 2023	59,118	$	128.29
Granted at target	29,566	$	197.89
Adjusted for performance below target	(3,923)	$	148.83
Vested	(23,323)	$	118.75
Forfeited	(396)	$	133.68
Outstanding unvested at December 31, 2024	61,042	$	166.25

Stock-based Compensation Expense

The Company recognized stock-based compensation expense of approximately $8.5 million, $8.4 million and $7.9 million for the years ended December 31, 2024, 2023 and 2022, respectively, in selling, general and administrative expenses on the Company's consolidated statements of operations. As of December 31, 2024, there was approximately $12.6 million of unrecognized stock-based compensation expense related to awards granted under the Long-Term Incentive Plans. This included $6.9 million of unrecognized compensation cost related to unvested time-vested stock awards expected to be recognized over a remaining weighted average vesting period of approximately 1.5 years and $5.7 million of unrecognized compensation cost related to unvested performance awards, expected to be recognized over a remaining weighted average vesting period of approximately 1.5 years.

16. Employee Benefit Plans

The Company sponsors multiple defined contribution plans for eligible employees not covered by collective bargaining agreements. The plans include various features such as voluntary employee pre-tax and Roth-based contributions and matching contributions made by the Company. In addition, at the discretion of our Board of Directors, we may make additional profit sharing contributions to the plans. Company contributions under these defined contribution plans are based upon a percentage of income with limitations as defined by each plan. Total contributions for the years ended December 31, 2024, 2023 and 2022 amounted to $12.4 million, $15.9 million, and $15.7 million, respectively.

The Company contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees, who are represented by more than 300 local unions. The related collective-bargaining agreements between those organizations and the Company, which specify the rate at which the Company must contribute to the multi-employer defined pension plan, expire at different times between 2025 and 2027.

The risks of participating in these multiemployer defined benefit pension plans are different from single-employer plans in the following aspects:

1) Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

2) If a participating employer stops contributing to a plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

3) If the Company chooses to stop participating in a multiemployer plan, it may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The amount of additional funds, if any, that the Company may be obligated to contribute to these plans in the future cannot be estimated due to uncertainty of the future levels of work that require the specific use of union employees covered by these plans, as well as the future contribution levels and possible surcharges on contributions applicable to these plans.

The following table summarizes plan information relating to the Company's participation in multi-employer defined benefit pension plans, including company contributions for the last three years, the status under the Pension Protection Act of 2006, as amended by the Consolidated and Further Continuing Appropriations Act of 2015 ("PPA") of the plans and whether the plans are subject to a funding improvement or rehabilitation plan, or contribution surcharges. The most recent zone status is for the plan's year-end indicated in the table. The zone status is based on information that the Company received from the plan, as well as from publicly available information on the U.S. Department of Labor website. The PPA zone status for the plan year ended on December 31, 2024 has not been listed because Forms 5500 were not yet available. Among other factors, plans in the red "critical" zone are generally less than 65 percent funded, plans in the yellow "endangered" zone are between 65 and 80 percent funded, and plans in the green zone are at least 80 percent funded. Also listed in the table below are the Company's contributions to defined contribution plans. Information in the table has been presented separately for individually significant plans and in the aggregate for all other plans.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status				Contributions to Plan for the Year ended December 31,			Funding Plan	Surcharge Imposed
		Status	Plan Year End	Status	Plan Year End	2024	2023	2022		
						(in thousands)				
Defined Benefit Plans:										
Southern California IBEW-NECA Pension Trust Fund	95-6392774 001	Yellow	6/30/2023	Yellow	6/30/2022	$ 46,185	$ 51,136	$ 40,810	Yes	No
Eighth District Electrical Pension Fund	84-6100393 001	Green	3/31/2024	Green	3/31/2023	16,736	15,158	15,097	No	No
National Electrical Benefit Fund	53-0181657 001	Green	12/31/2023	Green	12/31/2022	14,127	14,598	13,804	No	No
IBEW Local 332 Pension Plan Part A	94-2688032 004	Green	12/31/2023	Green	12/31/2022	9,552	4,292	5,723	No	No
IBEW Local 769 Management Pension Plan A	86-6049763 001	Green	6/30/2023	Green	6/30/2022	6,545	5,222	5,061	No	No
IBEW Local Union 1249 Pension Fund	15-6035161 001	Green	12/31/2023	Green	12/31/2022	1,600	5,706	3,791	No	No
Laborers Local Union 158 Pension Fund	23-6580323 001	Green	12/31/2023	Green	12/31/2022	1,494	3,246	256	No	No
Defined Contribution Plans:										
National Electrical Annuity Plan	52-6132372 001		n/a		n/a	34,859	30,758	36,982	n/a	n/a
Eighth District Electrical Pension Fund Annuity Plan	84-6100393 002		n/a		n/a	4,081	3,624	3,347	n/a	n/a
San Mateo Country Electrical Construction Industry Retirement Plan	51-6052127 001		n/a		n/a	2,973	4,752	2,953	n/a	n/a
All other plans:						29,535	40,716	28,014		
Total contributions:						$167,687	$179,208	$155,838		

Total contributions to these plans, at any given time, correspond to the number of union employees employed and the plans in which they participate, which varies depending upon location, the number of ongoing projects and the need for union resources in connection with such projects at a given time. The PPA data presented in the table above represents data available to us for the two most recent plan years.

One of the Company's subsidiaries was listed in the Eighth District Electrical Pension Fund's Form 5500 as providing more than five percent of the total contributions to that plan or was one of the top-ten highest contributors to that plan, for the plan years ended March 31, 2024, 2023 and 2022, in the National Electrical Benefit Fund's Form 5500 as providing more than five percent of the total contributions to that plan or was one of the top-ten highest contributors to that plan, for the plan years ended December 31, 2023 and 2022, and in the IBEW local 769 Management Pension Plan A's Form 5500 as providing more than five percent of the total contributions to that plan or was one of the top-ten highest contributors to that plan, for the plan years ended June 30, 2023, 2022 and 2021. Another of the company's subsidiaries was listed in the Southern California IBEW-NECA Pension Trust Fund Plan's Form 5500 as providing more than five percent of the total contributions to that plan or was one of the top-ten highest contributors to that plan, for the plan year ended June 30, 2023, 2022 and 2021, and in the IBEW Local 332 Pension Plan Part A's Form 5500 as providing more than five percent of the total contributions to that plan or was one of the top-ten highest contributors to that plan, for the plan years ended December 31, 2023 and 2022. The Company also had a subsidiary that was listed in the Laborers Local Union 158 Pension Fund's Form 5500 as providing more than five percent of the total contributions to that plan or was one of the top-ten highest contributors to that plan, for the plan year ended December 31, 2023.

17. Segment Information

MYR Group is a holding company of specialty contractors serving electrical utility infrastructure and commercial construction markets in the United States and Canada. The Company has two reporting segments, each a separate operating segment, which are referred to as T&D and C&I. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company's CODM is the Chief Executive Officer. For the CODM's primary allocation of resources and performance assessment, he receives revenue and income for operations, by segment and excluding general corporate expenses, over multiple time periods, along with a comparison to the corresponding budgeted and prior year totals. General corporate expenses include corporate facility and staffing costs, which includes safety costs, professional fees, IT expenses and certain management fees. The CODM also considers many other factors, such as contract terms, individual project performance, project location and other items when determining performance measurement and resource allocation.

Transmission and Distribution: The T&D segment provides a broad range of services on electric transmission and distribution networks and substation facilities which include design, engineering, procurement, construction, upgrade, maintenance and repair services with a particular focus on construction, maintenance and repair. T&D services include the construction and maintenance of high voltage transmission lines, substations and lower voltage underground and overhead distribution systems, clean energy projects and electric vehicle charging infrastructure. The T&D segment also provides emergency restoration services. T&D customers include investor-owned utilities, cooperatives, private developers, government-funded utilities, independent power producers, independent transmission companies, industrial facility owners and other contractors.

Commercial and Industrial: The C&I segment provides services such as the design, installation, maintenance and repair of commercial and industrial wiring, the installation of intelligent transportation systems, roadway lighting, signalization and electric vehicle charging infrastructure. Typical C&I contracts cover electrical contracting services for airports, hospitals, data centers, hotels, stadiums, commercial and industrial facilities, clean energy projects, manufacturing plants, processing facilities, water/ waste-water treatment facilities, mining facilities, and transportation control and management systems. The C&I segment generally provides electric construction and maintenance services as a subcontractor to general contractors in the C&I industry, but also contracts directly with facility owners.

The information in the following tables are derived from the segment's internal financial reports used for corporate management purposes:

(in thousands)	For the Year ended December 31, 2024			
	T&D	C&I	Corporate	Consolidated
Contract revenues	$ 1,880,501	$ 1,481,789	$ —	$ 3,362,290
Operating costs [(1)]	1,811,127	1,433,748	63,333	3,308,208
Income from operations	69,374	48,041	(63,333)	54,082
Other income (expense):				
Interest income				415
Interest expense				(6,525)
Other income (expense), net				(1,479)
Income before provision for income taxes				46,493
Income tax expense				16,230
Net income				$ 30,263

(in thousands)	For the Year ended December 31, 2023			
	T&D	C&I	Corporate	Consolidated
Contract revenues	$ 2,089,196	$ 1,554,709	$ —	$ 3,643,905
Operating costs [(1)]	1,939,493	1,508,820	66,499	3,514,812
Income from operations	149,703	45,889	(66,499)	129,093
Other income (expense):				
Interest income				888
Interest expense				(4,939)
Other income (expense), net				(38)
Income before provision for income taxes				125,004
Income tax expense				34,014
Net income				$ 90,990

(in thousands)	For the Year ended December 31, 2022			
	T&D	C&I	Corporate	Consolidated
Contract revenues	$ 1,745,792	$ 1,262,750	$ —	$ 3,008,542
Operating costs [(1)]	1,606,906	1,219,591	67,138	2,893,635
Income from operations	138,886	43,159	(67,138)	114,907
Other income (expense):				
Interest income				187
Interest expense				(3,563)
Other income (expense), net				2,673
Income before provision for income taxes				114,204
Income tax expense				30,823
Net income				$ 83,381

(1) Operating costs include T&D, C&I and general corporate portion of contract costs, selling, general and administrative expenses, amortization of intangible assets and gain on sale of property and equipment. The expenses found in these other segment items are generally viewed as operating costs by the CODM and are not considered individually significant segment reporting items.

The Company does not identify capital expenditures and total assets by segment in its internal financial reports due in part to the shared use of a centralized fleet of vehicles and specialized equipment. Identifiable assets, consisting of contract receivables, contract assets, construction materials inventory, goodwill and intangibles for each segment are as follows as of December 31:

(in thousands)		2024		2023
T&D	$	601,546	$	632,788
C&I		539,687		502,451
General Corporate		432,826		443,507
	$	1,574,059	$	1,578,746

An allocation of total depreciation, including depreciation of shared construction equipment, and amortization to each segment is as follows:

		For the Year ended December 31,				
(in thousands)		2024		2023		2022
Depreciation and amortization						
T&D	$	56,624	$	51,470	$	50,825
C&I		8,565		7,668		7,345
	$	65,189	$	59,138	$	58,170

As of December 31, 2024 and 2023, there were $177.9 million and $169.0 million, respectively, of identifiable assets attributable to Canadian operations.

18. Earnings Per Share

The Company computes earnings per share using the treasury stock method. Under the treasury stock method, basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period plus all potentially dilutive common stock equivalents, except in cases where the effect of the common stock equivalent would be anti-dilutive.

Net income and the weighted average number of common shares used to compute basic and diluted earnings per share was as follows:

		For the Year ended December 31,				
(in thousands, except per share data)		2024		2023		2022
Numerator:						
Net income	$	30,263	$	90,990	$	83,381
Denominator:						
Weighted average common shares outstanding		16,467		16,682		16,760
Weighted average dilutive securities		59		155		220
Weighted average common shares outstanding, diluted		16,526		16,837		16,980
Net income per share:						
Basic	$	1.84	$	5.45	$	4.98
Diluted	$	1.83	$	5.40	$	4.91

For the years ended December 31, 2024, 2023 and 2022, certain common stock equivalents were excluded from the calculation of dilutive securities because their inclusion would have been anti-dilutive. The following table summarizes the shares of common stock underlying the Company's unvested time-vested stock awards and performance awards that were excluded from the calculation of dilutive securities:

(in thousands)	2024	2023	2022
Time-vested stock awards	35	—	—
Performance awards	30	13	13

Share Repurchase Program

On May 6, 2024, the Company announced that its Board of Directors had authorized a new $75.0 million share repurchase program (the "Repurchase Program") which became effective on May 9, 2024. The Repurchase Program expired on November 8, 2024. The Company's prior $75.0 million repurchase program that commenced on November 9, 2023 expired on May 8, 2024.

During 2024 the Company repurchased 643,549 shares of its common stock under multiple repurchase programs at a weighted-average price of $116.54 per share. During 2023 the Company repurchased 25,042 shares of its common stock under multiple repurchase programs at a weighted-average price of $114.55 per share. All of the shares repurchased were retired. The shares repurchased resulted in no change to authorized shares and an increase to unissued shares. As of December 31, 2024, the Company had exhausted substantially all of the funds available to repurchase shares of the Company's common stock under the Repurchase Program.

During 2024 and 2023, the Company repurchased 36,397 and 76,150 shares of stock, respectively, for approximately $5.9 million and $7.9 million, respectively, from its employees to satisfy tax obligations on shares vested under the LTIP. All of the shares repurchased were retired and returned to authorized but unissued stock.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management, together with our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective and provided reasonable assurance related to the matters stated in the above paragraph as of December 31, 2024.

Management's Evaluation of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective, as of December 31, 2024, in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Management's annual report on internal control over financial reporting is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

In addition, Crowe LLP, an independent registered public accounting firm, audited and reported on the 2024 Financial Statements included in this Annual Report on Form 10-K, and has issued an attestation report on our internal control over financial reporting. The report is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter ended December 31, 2024 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will detect or prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B.   Other Information

None of the Company's directors or "officers" (as defined in Rule 16a-1(f) promulgated under the Exchange Act) adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K, during the Company's quarter ended December 31, 2024.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this Item 10 related to our directors is incorporated by reference to the information to be included under "Proposal 1. Election of Two Class III Director Nominees for One-Year Terms" of our definitive Proxy Statement for our Annual Meeting of Shareholders expected to be held April 24, 2025 (the "2025 Proxy Statement"). Information regarding the procedures by which our shareholders may recommend nominees to our Board of Directors is incorporated by reference to the information to be included under the heading "Nominating, Environmental, Social and Corporate Governance Committee Matters" and "2025 Annual Meeting of Shareholders" in the 2025 Proxy Statement. There were no material changes to the procedures by which security holders may recommend nominees to our board of directors in 2024. Information about our Audit Committee, including its members, and our Audit Committee financial experts, is incorporated by reference to the information to be included under the headings "Corporate Governance—Committee Membership and Meeting Attendance" and "Audit Committee Matters" in the 2025 Proxy Statement. Information related to our executive officers is contained in the section entitled "Information about our Executive Officers" in Part I of this Annual Report on Form 10-K.

Information regarding our insider trading policies and procedures is incorporated by reference to the information to be included under the heading "Insider Trading Policy" in the 2025 Proxy Statement.

We have a code of ethics that applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. This code is publicly available on our website at *www.myrgroup.com*. Amendments to the code of ethics or any grant of a waiver from a provision of the code that applies to our principal executive officer, principal financial officer and principal accounting officer requiring disclosure under applicable SEC and Nasdaq Stock Market rules will be disclosed on our website. The information on our website is not a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to the information to be included in the 2025 Proxy Statement under the headings "Proposal 1. Election of Two Class III Director Nominees for One-Year Terms - Non-Employee Director Compensation," "Compensation Discussion and Analysis," "Executive Compensation Tables" and "Compensation Committee Matters".

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Equity Compensation Plan Information

The following table sets forth certain information regarding our 2017 Long-Term Incentive Plan (Amended and Restated as of April 24, 2024) (the "LTIP") as of December 31, 2024.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column(a)) (c)
Equity compensation plans approved by security holders	222,134 [1]	$ —	1,135,271 [2]
Equity compensation plans not approved by security holders	—	—	—
Total	222,134 [1]	—	1,135,271 [2]

---

[1] Includes (i) 145,410 shares subject to outstanding performance share awards granted in 2022, 2023 and 2024 under the LTIP (actual performance for 2022 which vested on December 31, 2024 and were issued on February 19, 2025 and assumes maximum performance for 2023 and 2024) and (ii) 76,724 shares subject to outstanding restricted stock units granted under the LTIP.

[2] Reflects securities remaining available for future issuance under our LTIP.

Other information required by this Item 12 is incorporated by reference to the information to be included in the 2025 Proxy Statement under the headings "Ownership of Equity Securities."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to the information to be included in the 2025 Proxy Statement under the headings "Certain Relationships and Related Person Transactions" and "Corporate Governance — Director Independence."

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to the information to be included in the 2025 Proxy Statement under the heading "Audit Committee Matters."

Item 15. Exhibits and Financial Statement Schedules

    i)   Documents filed as part of this Report

        (1)   The following Financial Statements are filed herewith in Item 8 of Part II above.

            (a)   Report of Management

            (b)   Report of Independent Registered Public Accounting Firms

            (c)   Consolidated Balance Sheets

            (d)   Consolidated Statements of Operations

            (e)   Consolidated Statements of Comprehensive Income

            (f)   Consolidated Statements of Shareholders' Equity

            (g)   Consolidated Statements of Cash Flows

            (h)   Notes to Financial Statements

    ii)   Financial Statement Schedules

All other supplemental schedules are omitted because of the absence of conditions under which they are required, or the required information is shown in the notes to the Financial Statements.

    iii) Exhibit List

Number	Description
3.1	Restated Certificate of Incorporation of MYR Group Inc., incorporated by reference to exhibit 3.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on October 25, 2023
3.2	Amended and Restated By-Laws of MYR Group Inc., effective April 20, 2023, incorporated by reference to exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 001-08325), filed with the SEC on April 24, 2023
4.1	Specimen Common Stock Certificate, incorporated by reference to exhibit 4.2 of the Company's Registration Statement on Form S-1/A (File No. 333-148864), filed with the SEC on July 14, 2008
4.2	Description of Securities, incorporated by reference to exhibit 4.2 of the Company's Annual Report on Form 10-K (File No. 001-08325), filed with the SEC on February 28, 2024
10.1	Form of Indemnification Agreement for Directors and Officers, incorporated by reference to exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-08325), filed with the SEC on May 11, 2011+
10.2	MYR Group Senior Management Incentive Plan, Amended and Restated as of May 1, 2014, incorporated by reference to exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 001-08325), filed with the SEC on May 7, 2014+
10.3	Employment Agreement, dated April 29, 2015 between the Company and Tod Cooper, incorporated by reference to exhibit 10.21 of the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-08325), filed with the SEC on March 3, 2016+
10.4	Amendment to the Employment Agreement, dated January 1, 2017, between the Company and Richard S. Swartz, Jr., incorporated by reference to exhibit 10.25 of the Company's Annual Report on Form 10-K for the year ended December 31, 2016 (File No. 001-08325), filed with the SEC on March 9, 2017+
10.5	Amendment to the Employment Agreement, dated January 1, 2017, between the Company and Tod M. Cooper, incorporated by reference to exhibit 10.26 of the Company's Annual Report on Form 10-K for the year ended December 31, 2016 (File No. 001-08325), filed with the SEC on March 9, 2017+
10.6	Amendment to the Amended and Restated Employment Agreement, dated April 11, 2017, between the Company and Richard S. Swartz, Jr., incorporated by reference to exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on May 3, 2017+

Number	Description
10.7	Employment Agreement, dated January 21, 2019, between the Company and William F. Fry, incorporated by reference to exhibit 10.33 of the Company's Annual Report on Form 10-K (File No. 001-08325), filed with the SEC on March 6, 2019+
10.8	Form of Non-Employee Directors Restricted Stock Unit Award Agreement under the 2017 Long-Term Incentive Plan, incorporated by reference to exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on July 31, 2019+
10.9	Asset Purchase Agreement, dated as of July 15, 2019, by and among MYR Group, Inc., certain subsidiaries of MYR Group, Inc., as purchasers, and CSI Electrical Contractors, Inc., incorporated by reference to exhibit 10.3 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on July 31, 2019
10.10	Form of Restricted Stock Unit Award Agreement (Named Executive Officer) under the 2017 Long-Term Incentive Plan, incorporated by reference to exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on April 27, 2022+
10.11	Form of Performance Shares Award Agreement (Named Executive Officer) under the 2017 Long-Term Incentive Plan, incorporated by reference to exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on April 27, 2022+
10.12	Employment Agreement, dated January 9, 2023 between the Company and Kelly M. Huntington, incorporated by reference to exhibit 10.27 of the Company's Annual Report on Form 10-K (File No. 001-08325), filed with the SEC on February 22, 2023+
10.13	Employment Agreement, dated May 1, 2023, between the Company and Don A. Egan, incorporated by reference to exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on July 26, 2023+
10.14	Third Amended and Restated Credit Agreement, dated May 31, 2023, by and among MYR Group Inc., the lenders party thereto, Bank of Montreal, CIBC Bank USA, TD Bank, N.A. and Wells Fargo Bank, National Association, as Co-Documentation Agents, Bank of America, N.A., as Syndication Agent and JPMorgan Chase Bank, N.A., as Administrative Agent, incorporated by reference to exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on July 26, 2023
10.15	Employment Agreement, dated March 1, 2024 between the Company and Brian K. Stern, incorporated by reference to exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on May 1, 2024+
10.16	Form of Performance Shares Award Agreement (Named Executive Officer), incorporated by reference to exhibit 10.3 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on May 1, 2024+
10.17	Form of Restricted Stock Unit Award Agreement (Named Executive Officer), incorporated by reference to exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on May 1, 2024+
10.18	MYR Group Inc. 2017 Long-Term Incentive Plan (Amended and Restated as of April 24, 2024), incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-08325), filed with the SEC on April 29, 2024+
10.19	Amendment No. 1 to the Third Amended and Restated Credit Agreement, dated May 21, 2024, incorporated by reference to exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-08325), filed with the SEC on July 31, 2024
19.1	Insider Trading Policy†
21.1	List of Subsidiaries†
23.1	Consent of Crowe LLP†
24.1	Power of Attorney†
31.1	Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)/15d-14(a)†
31.2	Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)/15d-14(a)†
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. §1350††
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. §1350††
97.1	Compensation Clawback Policy, incorporated by reference to exhibit 97.1 of the Company's Annual Report on Form 10-K (File No. 001-08325), filed with the SEC on February 28, 2024
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*

Number	Description
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL document and contained in Exhibit 101)

_____

†   Filed herewith.

††   Furnished herewith.

+   Indicates management contract or compensatory plan or arrangement.

*   Electronically filed.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYR GROUP INC.
(Registrant)

February 26, 2025

/s/ KELLY M. HUNTINGTON

Name: Kelly M. Huntington

Title: *Senior Vice President and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* Richard S. Swartz	President, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2025
/s/ KELLY M. HUNTINGTON Kelly M. Huntington	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 26, 2025
* Kenneth M. Hartwick	Chair of the Board of Directors	February 26, 2025
* Bradley T. Favreau	Director	February 26, 2025
* Ajoy H. Karna	Director	February 26, 2025
* Jennifer E. Lowry	Director	February 26, 2025
* Donald C.I. Lucky	Director	February 26, 2025
* Shirin S. O'Connor	Director	February 26, 2025
* William D. Patterson	Director	February 26, 2025

*By: /s/ KELLY M. HUNTINGTON
　　　(Kelly M. Huntington)
　　　(Attorney-in-fact)

February 26, 2025

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BOARD OF DIRECTORS.



KENNETH M. HARTWICK
Chair since 2018
Director since 2015



RICK S. SWARTZ
President and Chief
Executive Officer since 2017
Director since 2019



BRADLEY T. FAVREAU
Director since 2016



AJOY H. KARNA
Director since 2022



JENNIFER E. LOWRY
Director since 2018



DONALD C.I. LUCKY
Director since 2015



SHIRIN S. O'CONNOR
Director since 2020



WILLIAM D. PATTERSON
Director since 2007

EXECUTIVE OFFICERS.



RICK S. SWARTZ
President and
Chief Executive Officer



KELLY M. HUNTINGTON
Senior Vice President and
Chief Financial Officer



BRIAN K. STERN
Senior Vice President and
Chief Operating Officer T&D



DON A. EGAN
Senior Vice President and
Chief Operating Officer C&I



WILLIAM F. FRY
Senior Vice President, Chief
Legal Officer and Secretary

MYR GROUP & SUBSIDIARY OFFICERS.

JOSEPH P. ANDERSON
Vice President and General Counsel

LARRY C. BAKER
Vice President

A. JAMES BARRETT
Vice President, Human Resources

TOM J. BUTTERFIELD
President, Western Pacific Enterprises Ltd.

WENDY L. DAVIDSON
Vice President, Business Development

MARK A. ENOS
Vice President, Fleet

LETITIA A. ERICKSON
Vice President, Operations Support

JIM R. FOLEY
Vice President, Safety

DANNY M. GESSMAN
President, The L. E. Myers Co.

JENNIFER L. HARPER
Vice President, Investor Relations and Treasurer

ROBERT C. HINDS
Vice President, Risk Management

BRANDON M. LARK
President, Great Southwestern Construction Company, Inc.
and President, MYR Energy Services, Inc.

ERIC J. LAURIHA
President, T&D, Sturgeon Electric Company, Inc., and
President, Sturgeon Electric California, LLC

JEAN A. LUBER
Vice President, Information Technology

SCOTT D. MARQUIS
President, E.S. Boulos Company

MICHAEL L. ORNDAHL
Vice President, Assistant General Counsel
and Assistant Secretary

MARISA A. OWENS
Vice President, Accounting

R. CLAY THOMSON
President, High Country Line Construction, Inc.

SCOTT P. TIBBETTS
President, Harlan Electric Company

PAUL W. PICA
President, CSI Electrical Contractors, Inc.

MICHAEL J. MARTELLI
President, Powerline Plus Ltd, and
President, PLP Redimix, Ltd.

myrgroup.com

